As Filed with the Securities and Exchange Commission on July 24, 2019

Registration No. 333-

811-07697

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Form N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

and

REGISTRATION STATEMENT UNDER	☒
THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 69	☒

NYLIAC CORPORATE SPONSORED VARIABLE

UNIVERSAL LIFE SEPARATE ACCOUNT-I

(Exact Name of Registrant)

NEW YORK LIFE INSURANCE AND

ANNUITY CORPORATION

(Name of Depositor)

51 Madison Avenue, New York, New York 10010

(Address of Depositor’s Principal Executive Office)

Jennifer A. Covell, Esq.

New York Life Insurance and Annuity Corporation

51 Madison Avenue

New York, NY 10010

(Name and Address of Agent for Service)

Copy to:

Stephen E. Roth, Esq.	Thomas F. English, Esq.
Sutherland Asbill & Brennan LLP	Senior Vice President, Deputy General Counsel
1275 Pennsylvania Avenue, NW	and Chief Insurance Counsel
Washington, DC 20004-2415	New York Life Insurance Company
51 Madison Avenue
New York, New York 10010

Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

Title of Securities being Registered: Units of Interest in a Separate Account under New York Life CorpExec Variable Universal Life Plus Policy.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Approximate Date of Proposed Public Offering:

It is proposed that this filing will become effective:

☐ immediately upon filing pursuant to paragraph (b) of Rule 485.

☐ on (date), pursuant to paragraph (b) of Rule 485.

☐ 60 days after filing pursuant to paragraph (a)(1) of Rule 485.

☐ on (date) pursuant to paragraph (a)(1) of 485.

If appropriate, check the following box:

☐ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

New York Life Insurance and Annuity Corporation

CorpExec VUL Plus

Prospectus—January 1, 2020

A flexible premium VUL insurance policy offered to corporations and individuals under NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I

Please use the following address to send policy premium payments and service Requests to us:

Service Office:

New York Life Insurance and Annuity Corporation

NYLIFE Distributors, LLC

Attention: Executive Benefits

11400 Tomahawk Creek Parkway, Suite 200

Leawood, KS 66211

Telephone: (888) 695-4748

Fax: (913) 906-4129

E-mail: NYLAMN_ Service@newyorklife.com

This prospectus describes CorpExec VUL Plus. CorpExec VUL Plus is offered to corporate and individual policyowners. Unless otherwise indicated, all information in this Prospectus pertains to both types of policyowners. In this prospectus, the words “we,” “our,” or “us” refer to NYLIAC and the words “you” or “your” refer to the policyowner. If you already own a life insurance policy, it may not be to your advantage to replace your policy with the policy described in this prospectus. And, it may not be to your advantage to borrow money to purchase this policy or to take surrenders from another policy you own to make premium payments under this policy.

The SEC has not approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. Policies have risks including risk of loss of the amount invested. Policies are not deposits of, or guaranteed or endorsed by, any bank and are not federally insured by the FDIC, Federal Reserve Board, or any other agency.

This life insurance policy is not considered an offering in any jurisdiction where such an offering may not be lawfully made. We do not authorize any information or representations regarding the offering described in this prospectus and the Statement of Additional Information (“SAI”) other than as contained in these materials or any attached supplements to them or in any supplemental sales material we authorize.

Beginning on January 1, 2021, as permitted by regulations adopted by the SEC, paper copies of the shareholder reports of the Funds described herein will no longer be sent by mail, unless you specifically request paper copies of the reports from NYLIAC’s Service Office. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from NYLIAC electronically by contacting NYLIAC’s Service Office, listed above.

You may elect to receive all future reports in paper free of charge. You can inform NYLIAC that you wish to continue receiving paper copies of your shareholder reports by contacting its Service Office. Your election to receive reports in paper will apply to all Funds described herein.

The CEVUL Plus policy is a very complex investment and life insurance product. This prospectus is designed to provide prospective policyowners with information about the policy that will assist them when making a decision whether or not to purchase the policy (and how to use the policy, including selection of a Policy Charge Option). NYLIAC encourages prospective policyowners to carefully evaluate and understand the policy and its potential benefits and risks. Prospective policyowners should consult with a trusted and competent financial advisor, and use this prospectus, the policy itself, and policy illustrations to compare the benefits and risks of this policy against those of other life insurance policies and other alternatives.

The purpose of this policy is to provide a Life Insurance Benefit to the beneficiary named by the policyowner. NYLIAC makes no claim that the policy is in any way similar or comparable to a systematic investment plan of a mutual fund.

If this policy is being purchased to replace existing life insurance, the purchaser should carefully consider the benefits, features, and costs of this policy versus those of the policy (or policies) being replaced.

The policy may decrease in value, even to the point of having no value, because of both the charges imposed and poor investment performance. The entire amount invested in the policy could be lost.

The Corp Exec VUL Plus policy may not be available in your jurisdiction. Please ask your registered representative for more information.

SUMMARY OF BENEFITS AND RISKS

The following is a brief summary of certain features of CorpExec VUL Plus. Many benefits of CorpExec VUL Plus have a corresponding risk, and both benefits and risks should be considered before you purchase or make additional premium payments to a policy. More complete and detailed information about these features is provided later in this prospectus and in the SAI. Capitalized terms used in this prospectus have the same meaning as in the “Definitions” section below.

Benefits

Protection

We designed CorpExec VUL Plus to provide insurance protection for corporations or individuals in a corporate-sponsored arrangement.

The policy provides permanent life insurance coverage with the potential for tax-deferred Cash Value accumulation. Your premium payments, less any applicable charges, are allocated to the Investment Divisions and/or the Fixed Account according to your instructions. The Cash Value of the policy is based on:

●	the number of Accumulation Units held in each Investment Division for the policy;

●	the performance of each Investment Division in the Separate Account;

●	the amount in, and the interest credited on, the amount held in the Fixed Account, if any;

●	the amount in, and the interest credited on, the amount held in the Loan Account, if any; and

●	the charges we deduct.

With the policy, you have the potential for higher rates of return and Cash Value accumulation than with a fixed rate life insurance policy.

Flexible Premium Payments

Policy premium payments are flexible; you can select the timing and amount of premium you pay, within limits. Other than the initial premium payment, there are no required premiums. As long as the Cash Surrender Value is sufficient to cover the policy’s Monthly Deduction Charges, you can increase, decrease, or stop making premium payments to meet your needs.

Liquidity through Loans

Using the policy as sole security, you may borrow any amount up to the Loan Value of the policy.

Liquidity through Partial Surrenders

You may withdraw an amount up to the Cash Surrender Value of your policy, within limits. Partial surrenders will reduce the policy’s Cash Value, the Cash Surrender Value, the Alternative Cash Surrender Value, if applicable, and the Adjusted Cumulative Premiums, and may reduce your Life Insurance Benefit. In addition, if a partial surrender would cause the policy’s Cash Value or Face Amount to drop below our minimum amount, we reserve the right to require a full surrender. A charge may be assessed on the partial surrender. Partial surrenders may result in a taxable event. You should consult with a tax advisor before taking a partial surrender. Partial surrender Requests must be made to our Service Office. (See “Surrenders—Partial Surrenders”.)

Investment Allocation Options

After we deduct the Premium Expense Charge from your premium, you may allocate the remaining amount among up to any 20 of 123 Investment Divisions, as well as to the Fixed Account. Certain policies may allocate among up to 35 Investment Divisions and the Fixed Account; please contact us for more information.

The Investment Allocation Options consist of 123 Investment Divisions and the Fixed Account. You may change Investment Allocation Options while your policy is in force.

Change the Amount of Coverage

After the first Policy Year, you may request an increase or decrease in the policy’s Face Amount. To request an increase or decrease in the policy’s Face Amount, you must send a Request. (See “Policy Payment Information—Changing the Face Amount of Your Policy.”) Increases are subject to underwriting and our approval. Contestability and suicide provisions on any increased portion of coverage begin on the effective date of the increase. Increases in the Face Amount will result in additional Monthly Cost of Insurance Charges and may result in a new seven-year testing period for modified endowment contract status. (See “Federal Income Tax Considerations—Modified Endowment Contract Status.”). We may limit any increase in the Face Amount of your policy. Requests for increases in the Face Amount are subject to our approval.

Three Life Insurance Benefit Options

The policy offers three different Life Insurance Benefit options that allow you to select the insurance plan that best meets your needs. These options allow you to determine how the Life Insurance Benefit will be calculated.

●

Option 1—a Life Insurance Benefit equal to the greater of (a) the Face Amount of the policy or (b) a percentage of the sum of the ACSV plus any Policy Debt necessary for the policy to qualify as life insurance under Section 7702 of the IRC.

●

Option 2—a Life Insurance Benefit equal to the greater of (a) the Face Amount of the policy plus the sum of the ACSV plus any Policy Debt, or (b) a percentage of the sum of the ACSV plus any Policy Debt necessary for the policy to qualify as life insurance under Section 7702 of the IRC.

●

Option 3—a Life Insurance Benefit equal to the greater of (a) the Face Amount of the policy plus the Adjusted Cumulative Premiums up to but not exceeding the maximum Option 3 amount listed on the Policy Data Page, or (b) a percentage of the sum of the ACSV plus any Policy Debt necessary for the policy to qualify as life insurance under Section 7702 of the IRC.

If the Insured dies on or after the Policy Anniversary on which the Insured’s Attained Age is 100, the Life Insurance Benefit will equal the policy’s Cash Value.

Policy Charge Options (“PCOs”)

Policy Charge Options give policyowners the ability to control how policy charges will be deducted from their premiums and Cash Value. Each PCO determines:

●	the amount, timing, and relative allocation between and among the Premium Expense Charges and Monthly Mortality and Expense Charges to your policy; and

●	the current interest rate that will be credited to the Fixed Account.

Selection of a PCO is important as differences between them may impact the Cash Value, ACSV, Cash Value Enhancement, and Life Insurance Proceeds that you will receive under the policy.

Prior to the issuance of a corporate-owned policy, you are required to select one of five (5) PCO on your application. Although individual policyowners will have the same current Premium Expense Charges, Monthly M&E Charges, and interest rates credited to the Fixed Account as those offered under PCO Option A, they will be charged different Monthly Cost of Insurance Charges than those applied to corporate-owned policies. Once you select a PCO at Policy issue, you may not change it.

The guaranteed maximum charge for the Premium Expense Charges and Monthly M&E Charges and the GMIR for the Fixed Account will be the same for all the PCOs. For additional details on the PCOs, see the

“Table of Fees and Expenses,” “Management and Organization—Interest Crediting,” and “Charges Associated with the Policy.”

PCOs differ from each other by the level of policy charges and current Fixed Account crediting rates that are deducted from/credited to your policy’s Cash Value in any given Policy Year and how long those differences will remain in effect. As a consequence, some PCOs will have significantly higher fees and lower Fixed Account crediting rates than others. In addition, depending on the PCO selected, the compensation of your registered representative or broker-dealer will vary—with greater compensation being generated by PCOs with higher fees and lower Fixed Amount Crediting rates. These compensation arrangements have the potential to influence the recommendations made by your registered representative or broker-dealer with respect to the PCO, which may, in turn, affect the performance of your policy. Your choice of a PCO should be based on your plans with respect to the amount and schedule of premiums paid, levels of risk tolerance (including whether you will allocate premiums to the Fixed Account), your time horizon, and whether a PCO’s costs and benefits are consistent with the compensation received by your registered representative or broker-dealer and your desired level of policy service. Please ask your registered representative to review your various options. You should review several illustrations with different PCOs and various rates of return before you purchase the policy and select a PCO. For more information on the compensation of your registered representatives and broker-dealers, see “Distribution and Compensation Arrangements.”

Automated Investment Features

There are two administrative features available to help you manage the policy’s Cash Value and to adjust the investment allocation to suit changing needs. These features are: Automatic Asset Reallocation and Dollar-Cost Averaging. Please see “Description of the Policy—Options Available at No Additional Charge” for complete information.

A Highly-Rated Company

NYLIAC is a subsidiary of NYLIC. NYLIC has more than 170 years of experience in the offering of insurance products. NYLIAC is a highly-rated insurer. Ratings reflect only NYLIAC’s General Account, which are applicable to the Fixed Account. Ratings are not applicable to the Investment Divisions, which are not guaranteed. NYLIAC’s obligations under the policy are subject to its claims-paying ability and financial strength and are not backed or guaranteed by NYLIC.

Risks

Investment Risk

While a variable policy has the potential for a higher rate of return than a fixed rate policy, investment returns on the assets in the Separate Account may be negative and the Cash Value may decline in value, and you can lose principal. Each Investment Division has its own investment objective and investment strategy. The performance of each will vary, and some Investment Divisions are riskier than others. We do not guarantee the investment performance of the Investment Divisions. Your premium, Cash Value allocation choices, and PCO selection should be consistent with your investment objective and your risk tolerance.

Risk of Termination (especially on minimally-funded policies)

The policy does not automatically terminate, even if the policyowner does not pay the Planned Premiums. Payment of these premiums, however, does not guarantee the policy will remain in force. Your policy can lapse even if you pay all of the Planned Premiums on time. When a policy lapses, it has no value, and no benefits are paid upon the death of the Insured. Your policy involves risks, including the potential risk of loss of the principal invested. Note that “termination” and “lapse” have the same meaning and effect throughout this prospectus.

A policy that has a Cash Surrender Value just sufficient to cover Monthly Deduction Charges and other deductions and charges, or that is otherwise minimally funded, is less likely to maintain its Cash Surrender Value due to market fluctuations and other performance-related risks. To continue to keep your policy in force, premium payments significantly higher than the Planned Premiums may be required. In addition, by paying only the minimum premium required to keep the policy in force, you may forego the opportunity to build up significant Cash Value in the policy. When determining the amount of your Planned Premium payments, you should consider funding your policy at a level that has the potential to maximize the investment opportunities within your policy and to minimize the risks associated with market fluctuations.

Depending on the timing and degree of fluctuations in investment returns (and the charges we impose), the Cash Surrender Value will also fluctuate. A lower Cash Surrender Value, under certain circumstances, could result in the lapse of the policy unless the policyowner makes additional premium payments to keep the policy in force. The policy terminates only when and if the Cash Surrender Value is insufficient to pay the Monthly Deduction Charges deducted on each Monthly Deduction Day and the Late Period expires without sufficient payment.

If, on a Monthly Deduction Day, the Cash Surrender Value is less than the Monthly Deduction Charges for the next Policy Month, the policy will go into pre-lapse status. The policy will continue until the expiration of the Late Period, even if all Planned Premiums have been paid. If we do not receive a premium sufficient to take the policy out of pre-lapse status before the end of the Late Period, the policy will lapse and terminate, and no Cash Value or Life Insurance Benefit will be payable.

We will mail a notice to the policyowner at its last known address, and a copy to the last known assignee in our records, if applicable, at least 31 days before the end of the Late Period, requesting payment of the additional premium amount necessary to keep the policy in force. You should consider paying more premium than requested when making this payment, given the potential impact of market fluctuations and performance-related risk on your Cash Value. During the Late Period, the policy remains in force. If the Insured dies during the Late Period, we will pay the Life Insurance Proceeds. However, these proceeds will be reduced by the amount of any Policy Debt and the amount of any unpaid Monthly Deduction Charges from the beginning of the Late Period through the Policy Month in which the Insured dies.

There will be no more benefits under the policy once it terminates. However, a policyowner can apply to reinstate the policy under certain circumstances. See “Termination and Reinstatement—Reinstatement Option.” If you reinstate the policy, you may not change the PCO upon reinstatement and the CVE will not be reinstated.

Potential for Increased Charges

We have the right to increase the charges we deduct, including those connected with the PCOs, at any time up to the guaranteed maximum charges stated in your policy. In addition, we may increase the amount we deduct to conform to changes in the law relating to federal and state premium tax charges that form part of the Premium Expense Charge. (See “Table of Fees and Expenses” and “Charges Associated with the Policy” for more information.)

Risk of Termination from Policy Loans

The larger a policy loan becomes relative to the policy’s Cash Value, the greater the risk that the policy’s Cash Surrender Value will not be sufficient to support the policy’s charges and expenses, including any loan interest due, and the greater the risk of the policy lapsing. Any loan interest payable on a Policy Anniversary that you do not pay will become part of the Policy Debt and will also accrue interest. In addition, if the Policy Debt ever exceeds the Cash Value, we will send a notice to you at your last known address, and a copy to the last known assignee on our records. All insurance coverage will end 31 days after the date on which we mail that notice to you if the excess of the Policy Debt over the Cash Value is not paid within that 31 day period.

A loan, repaid or not, has a permanent effect on your Cash Value. The effect could be favorable if the Investment Divisions earn less than the Loan Account crediting rate, or unfavorable, if the Investment Divisions earn more. The longer a loan is outstanding, the greater the potential effect on your Cash Value. If it is not repaid, the aggregate amount of the outstanding loan principal and any accrued interest will reduce the Life Insurance Proceeds that might otherwise be paid.

Unless your policy qualifies as a modified endowment contract, policy loans are not taxable. If a policy is a modified endowment contract, a loan may result in taxable income and tax penalties to you. In addition, if the

Policy Debt plus Cash Surrender Value exceeds the Cumulative Premiums, a policy surrender or lapse will generally result in a taxable event to you.

Tax Risks

The section of this prospectus entitled “Federal Income Tax Considerations” describes a number of tax issues that may arise in connection with the policy. These risks include: (1) the possibility that the IRS may interpret the rules that apply to VUL insurance contracts in a manner that could result in you being treated as the owner of your policy’s pro-rata portion of the assets of the Separate Account; (2) the possibility that the IRS may take the position that the policy does not qualify as life insurance for tax purposes; (3) the possibility that, as a result of policy transactions, including the payment of premiums or increases or decreases in policy benefits, the policy may be treated as a MEC for federal income tax purposes, with special rules that apply to policy distributions, including loans; (4) in general, the possibility that the policy may not qualify as life insurance under the IRC after the Insured’s Attained Age becomes 100 and that the owner may be subject to adverse tax consequences at that time; (5) whether and to what extent the Life Insurance Benefit may be received on a tax-free basis in the case of employer-owned life insurance contracts; and (6) the possibility that the IRS may treat a loan as a taxable distribution if there is no spread, or a very small spread, between the interest rate charged on the loan and the interest rate credited on the loaned amount.

Portfolio Risks

A discussion of the risks of allocating Cash Value to one or more of the Investment Divisions can be found in the corresponding Fund’s prospectus.

Information Systems Failures and Cybersecurity Risks

NYLIAC’s ability to administer the policy (and to keep policyowner information confidential) is subject to certain information systems failures and cyber-attack risks that are common to all insurers and financial service providers. (See “Management and Organization—Information Systems Failures and Cybersecurity Risks” for more information on information systems failures and cybersecurity risks.)

Potentially Harmful Transfer Activity

This policy is not designed as a vehicle for market timing. Accordingly, your ability to make transfers under the policy is subject to limitation if we determine, in our sole opinion, that the exercise of that privilege may disadvantage or potentially hurt the rights or interests of other policyowners. We have limitations and restrictions on transfer activity. (See “Description of the Policy—Limits on Transfers” for more information.) Generally, we require that all transfer Requests be submitted through the U.S. Mail or an overnight carrier. However, we may permit, in certain limited circumstances, transfer Requests to be submitted by fax transmission. We cannot guarantee that these limitations and restrictions will be effective in detecting and preventing all transfer activity that could potentially disadvantage or hurt the rights or interests of other policyowners. Potentially harmful transfer activity could result in reduced performance results for one or more Investment Divisions, due to among other things:

●	Portfolio management decisions driven by the need to maintain higher than normal liquidity or the inability to sustain an investment objective;

●	Increased administrative and Fund brokerage expenses; and/or

●	Dilution of the interests of long-term investors.

An underlying Fund portfolio may reject any order from us if it suspects potentially harmful transfer activity, thereby preventing us from implementing your Request for a transfer. (See “Description of the Policy—Limits on Transfers” for more information on the risks of frequent trading.)

TABLE OF FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy. This first table describes the fees and expenses that you will pay when you purchase the policy, make a premium payment, surrender the policy, take a partial surrender, or transfer Cash Value among Investment Allocation Options.

TRANSACTION FEES
Charge	When Charge Is Deducted	Amount Deducted

Premium Expense Charge for premiums paid up to and including the Target Premium	When premium payment is applied up to Attained Age 100	Current: See Current Premium Expense Charges for the PCOs listed below Guaranteed maximum: 19.00% of premiums paid[1] (for all PCOs)

Policy Years	PCO A	PCO B	PCO C	PCO D	PCO E	PCO F (Individual Charge Option)
1	15.25%	12.25%	9.25%	6.25%	3.25%	15.25%
2-5	11.25%	9.25%	7.25%	5.25%	3.25%	11.25%
6-7	4.25%	4.00%	3.75%	3.50%	3.25%	4.25%
8 +	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%

Premium Expense Charge for premiums paid over the Target Premium (all Policy Years)	When premium payment is applied up to Attained Age 100	Current: 3.50% of premiums paid for PCOs A, B, C, D, and F. 2.50% or premiums paid for PCO E.[2] Guaranteed maximum: 6.25% of premiums paid for all PCOs.
Transfer Charge	At time of transfer	Current: No charge Guaranteed maximum: $100 per transfer after 12 transfers in a Policy Year
Partial Surrender Processing Fee	At time of partial surrender	Current: No charge Guaranteed maximum: $25
[1]	For all PCOs, the Guaranteed Maximum Premium Expense Charges for premiums paid up to and including the Target Premium are reduced to 15.0% in Policy Years 2-7 and 8.25% in Policy Years 8 and beyond.
[2]

For all PCOs other than PCO E, the current Premium Expense Charges for premiums paid over the Target Premium are reduced to 2.50% in Policy Years 8 and beyond. For PCO E, the current Premium Expense Charge for premiums paid over the Target Premium is 2.50% in all Policy Years.

The table below describes the fees and expenses that you will pay periodically during the time that you own the policy, excluding the Fund’s fees and expenses.

PERIODIC CHARGES OTHER THAN FUNDS’ OPERATING EXPENSES
Charge	When Charge Is Deducted	Amount Deducted
Monthly Cost of Insurance Charge (for Corporate-Owned Policies)[1,2]	Each Monthly Deduction Day applied to Attained Age 100

Guaranteed Maximum: $37 per $1,000 of Net Amount at Risk

Guaranteed Minimum: $0.03 per $1,000 of Net Amount at Risk

Representative Insured (Male, Age 45, Non-Smoker, Guaranteed Issue): $0.03 per $1,000 of Net Amount at Risk (Current Charge for Representative Insured in first Policy Year)

Monthly Cost of Insurance Charge (for Individually-Owned Policies)[1,2]	Each Monthly Deduction Day applied to Attained Age 100

Guaranteed Maximum: $37 per $1,000 of Net Amount at Risk

Guaranteed Minimum: $0.03 per $1,000 of Net Amount at Risk

Representative Insured (Male, Age 45, Non-Smoker, Guaranteed Issue): $0.04 per $1,000 of Net Amount at Risk (Current Charge for Representative Insured in first Policy Year)

Monthly Contract Charge	Each Monthly Deduction Day	Current: $0 in Policy Year 1; $5.00 in Policy Years 2+ ($60.00 annually) Guaranteed Maximum: $15.00 ($180 annually)
Monthly M&E Charge as a % of Accumulation Value (annual rates)	Each Monthly Deduction Day	Current: See chart below for the current rates deducted from the Accumulation Value. [3] Guaranteed Maximum: An annual rate of 0.90% of the average daily Accumulation Value

Policy Years	PCO A	PCO B	PCO C	PCO D	PCO E	PCO F (Individual Charge Option)
1-15	0.53%	0.35%	0.15%	0.10%	0.34%	0. 53%
16-20	0.53%	0.35%	0.15%	0.10%	0.15%	0. 53%
21-25	0.53%	0.15%	0.15%	0.10%	0.15%	0. 53%
26 +	0.15%	0.15%	0.15%	0.10%	0.15%	0. 15%

Monthly Per Thousand Face Amount Charge[4]	Each Monthly Deduction Day	Current[5]: ● If Insured’s Issue Age is 39 or less: 0.18% ● If Insured’s Issue Age is 40 or greater: 0.28% Guaranteed Maximum[6]: 0.60%
Loan Interest	Monthly while loan balance is outstanding	Current: 5.00% per year. Guaranteed Maximum: : 8.00% per year.

[1]

This charge varies based on characteristics of the Insured and the charge shown may not be representative of the charge you will pay. This charge may also vary based upon the state in which your policy is issued. To obtain more information about particular Monthly Cost of Insurance Charges and other charges as they apply to your policy, please contact your registered representative.

[2]

The Monthly Cost of Insurance Charge shown here does not reflect any applicable Monthly Additional Flat Extra charge, which may be imposed based on our underwriting. Even if a Monthly Additional Flat Extra is imposed, your Monthly Cost of Insurance Charge will never exceed the Guaranteed Maximum charge listed in the table above. For more information on Monthly Additional Flat Extra charges, see the sections on “Definitions” and “Charges Associated with the Policy—Deductions from Premium Payments—Monthly Cost of Insurance Charge.”

[3]

We may increase or decrease the current Monthly M&E Charge for all PCOs if the mortality risk profile of policyowners changes, or if a change in law, regulation or administrative interpretation thereof affects our cost of doing business including, without limitation, a change that eliminates a tax benefit or deduction that increases our after-tax cost of doing business, or if our costs of doing business change for any other reason. We will notify policyowners at least 30 days before the change by prospectus supplement and letter.
[4]	Based on class of risk, gender, and Issue Age and may change but will not exceed the maximum stated above.
[5]	For Non-Smoker, the current Monthly Per Thousand Face Amount Charge is 0.00%.
[6]	Guaranteed charge applies to Smoker and Non-Smoker.

The next table shows the minimum and maximum total operating expenses deducted from Fund assets (before any fee waiver or expense reimbursement) during the year ended December 31, 2018. Fund expenses may be higher or lower in the future. More information concerning each underlying Fund’s fees and expenses is contained in the prospectus for each Fund.

Funds’ Annual Operating Expenses (expenses that are deducted from Fund assets)[1,2]

	Minimum	Maximum
Total Annual Fund Companies’ Operating Expenses[2]	[0.XX]%	[X.XX]%

(1)  Expressed as a percentage of average net assets for the fiscal year ended December 31, 2018. This information is provided by the Funds and their agents. The information is based on 2018 expenses, and it may reflect estimated charges. We have not verified the accuracy of this information provided by Funds that are not affiliated with us.

(2)  Expenses that are deducted from Fund company assets, including management fees, distribution (12b-1) fees, and other expenses.

DEFINITIONS

1933 Act: The Securities Act of 1933, as amended.

1940 Act: The Investment Company Act of 1940, as amended.

AAR: Automatic Asset Reallocation.

Accumulation Unit: An accounting unit we use to calculate the value in the Investment Divisions. We use Net Premiums and transfers allocated to the Investment Divisions to purchase Accumulation Units in those Investment Divisions.

Accumulation Value: The sum of the dollar value of the Accumulation Units in all of the Investment Divisions.

Adjusted Cumulative Premiums: The Cumulative Premiums, minus the total partial surrenders taken and any associated processing fees and Policy Debt. Any reductions in the Cumulative Premiums due to partial surrenders, changes to the Life Insurance Benefit Option, and/or Policy Debt will never cause the amount of Adjusted Cumulative Premiums to be less than zero. The contribution of the Adjusted Cumulative Premiums toward the calculation of the Life Insurance Benefit under Option 3(a) will be subject to limitations described in the policy. See “Policy Payment Information—Life Insurance Benefit Options” for more information.

Alternative Cash Surrender Value (“ACSV”): The Cash Surrender Value of the policy plus the Cash Value Enhancement.

Attained Age: The Insured’s Issue Age, plus the number of Policy Years completed since the Policy Date.

Business Day: Any day on which the NYSE is open for regular trading. Our Business Day ends at 4:00 p.m. Eastern Time or the closing of regular trading on the NYSE, if earlier (Each Business Day is a Valuation Day).

Cash Surrender Value: The Cash Value less Policy Debt. See “Surrenders” for more information.

Cash Value: The sum of (a) the Accumulation Value, (b) the value in the Fixed Account, and (c) the value in the Loan Account.

Cash Value Accumulation Test (“CVAT”): An IRS test to determine whether a policy can be considered life insurance. See “Policy Payment Information—Life Insurance Benefit Options” for more information.

Cash Value Enhancement (“CVE”): The Cumulative Premium Expense Charge, multiplied by the applicable Cash Value Enhancement percentage shown on the Policy Data Page and in “Description of the Policy—The Policy—Cash Value Enhancement.”

CorpExec VUL Plus: Your variable universal life policy.

Cumulative Premiums: An amount representing the sum of the total Planned and Unplanned Premium payments made under the policy.

Cumulative Premium Expense Charge: The sum of all Premium Expense Charges assessed against the policy. This charge will affect the dollar amount of the Cash Value Enhancement—which is a component of the Alternative Cash Surrender Value—and will vary based on your selection of a PCO.

Eligible Portfolios (“Portfolios”): The mutual fund portfolios of the Funds that are available for investment through the Investment Divisions of the Separate Account.

Face Amount: The dollar amount of life insurance under the policy as selected by the policyowner. It equals the initial Face Amount shown on the Policy Data Page, plus or minus any changes made to the initial Face Amount.

FDIC: Federal Deposit Insurance Corporation.

FINRA: The Financial Industry Regulatory Authority, Inc.

Fixed Account: The Investment Allocation Option that credits interest at fixed rates on a daily basis, subject to a minimum guarantee. This rate can change, but will never be less than the GMIR. Assets in the Fixed Account are part of NYLIAC’s General Account.

Fund: An open-end management investment company that is registered with the SEC under the 1940 Act.

General Account: An account representing all of NYLIAC’s assets, liabilities, capital and surplus, income, gains, or losses that are not included in the Separate Account or any other separate account. These assets are subject to the claims of our general creditors. We allocate to this account any Net Premium payments you make during the free look period.

Good Order: A Notice, Request, or Policy Transaction is in “Good Order” if it complies with our administrative procedures and the required information is complete and correct. We may delay our response to a Notice, Request, or Policy Transaction if it is not in Good Order. Good Order generally means our actual receipt of instructions relating to the Request, Notice, or Policy Transaction at our Service Office (or, if permitted, by telephone or electronically to NYLAMN_Service@newyorklife.com), along with all forms and other information or documentation necessary to complete the Policy Transaction. We may determine whether any particular Notice, Request, or Policy Transaction is in Good Order. If you have any questions, you should contact us or your registered representative before submitting a form, Notice, or Request.

Guaranteed Minimum Interest Rate (“GMIR”): The guaranteed minimum interest crediting rate for the Fixed Account, as shown on the Policy Data Page.

Guideline Premium Test (“GPT”): An IRS test to determine whether a policy can be considered life insurance. See “Policy Payment Information—Life Insurance Benefit Options” for more information.

Insured: The person whose life the policy covers, as named in the application and stated on the Policy Data Page.

Investment Allocation Options: The 123 Investment Divisions of the Separate Account and the Fixed Account.

Investment Division: A subaccount of the Separate Account. Each Investment Division invests exclusively in shares of a specified Eligible Portfolio.

IRC: Internal Revenue Code of 1986, as amended.

IRS: The Internal Revenue Service.

Issue Age: Unless otherwise stated, the Insured’s age on the birthday nearest the Policy Date, as shown in the Policy Information section of the Policy Data Page.

Issue Date: The date we issue the policy, as specified on the Policy Information Section of the Policy Data Page.

Late Period: A period of 62 days after the Monthly Deduction Day when the Cash Surrender Value is less than the Monthly Deduction Charges for the next Policy Month.

Life Insurance Benefit: The benefit calculated under the Life Insurance Benefit Option you have chosen.

Life Insurance Proceeds: The amount we will pay to the beneficiary when we receive due proof in Good Order that the Insured died while the policy is in effect.

Loan Account: The account that holds a portion of Cash Value for the purpose of securing any Policy Debt. It is part of NYLIAC’s General Account.

Loan Value: The amount of Cash Value available to borrow using your policy as sole security. Unless otherwise provided in your policy, the loan value on any given date may equal up to 90% of the Cash Value.

MEC: A modified endowment contract.

Minimum Redemption: The minimum amount that you can redeem from an Investment Division, as stated on the Policy Data Page.

Minimum Transfer: The amount a transfer from one Investment Division to another Investment Division offered under the policy must equal or exceed. The Minimum Transfer to or from an Investment Division is $500.

Monthly Additional Flat Extras: A temporary charge providing for our assumption of mortality risk attributable to hazards or hazardous activities whose risks are assessed to be largely independent of age.

Monthly Contract Charge: A monthly charge that is deducted from your policy’s Cash Value on the Monthly Deduction Day for the costs of providing certain administrative services, including premium collection, record-keeping, processing claims, and communicating with policyowners, as specified on the Policy Data Page.

Monthly Cost of Insurance Charge: A monthly charge that is deducted from the Cash Value of your policy on the Monthly Deduction Day for the costs of providing a Life Insurance Benefit.

Monthly Deduction Charges: The Monthly Deduction Charges consist of the Monthly Cost of Insurance Charge, Monthly Additional Flat Extras, Monthly M&E Charge, Monthly Contract Charge, Monthly Per Thousand Face Amount Charge, and any applicable monthly rider charges deducted from your policy’s Cash Value.

Monthly Deduction Day: The date as of which we deduct from Cash Value the Monthly Deduction Charges. The first Monthly Deduction Day will be the first monthly anniversary of the Policy Date on or following the Issue Date. However, if we have not received your initial premium payment as of the Issue Date, the first Monthly Deduction Day will be the monthly anniversary of the Policy Date on or following the date we receive the initial premium payment.

Monthly Mortality and Expense (“M&E”) Charge: A monthly charge that is assessed to cover the risk that the group of lives we have insured under our policies will, on average, not live as long as we expect (mortality risk); and the risk that the cost of issuing and administering the policies will be greater than we have estimated (expense risk). This charge will vary based on your selection of a PCO.

Monthly Per Thousand Face Amount Charge: A monthly charge that is based on the Insured’s Issue Age, gender, and class of risk at the time of issue. The Monthly Per Thousand Face Amount Charge for each Face Amount increase is based on the Insured’s Issue Age, gender, and class of risk at the time that increase took effect.

Net Amount at Risk: The Net Amount of Risk is equal to the Life Insurance Benefit divided by 1.000830 minus the policy’s ACSV, plus any Policy Debt as of the Monthly Deduction Day before the Monthly Cost of Insurance is deducted buy only after the other Monthly Deduction Charges are deducted. See “Life Insurance Benefit Options” for more information.

Net Premium: Premium you pay less the Premium Expense Charge.

Non-Qualified Policy: A VUL insurance policy that is not owned by a Qualified Plan.

Notice: A signed written notice in Good Order which gives us the facts that we need. When you write to us, please include the policy number, the Insured’s full name, and your current address.

NYLIAC: New York Life Insurance and Annuity Corporation.

NYLIC: New York Life Insurance Company.

NYLIFE Distributors: NYLIFE Distributors, LLC.

NYLIFE Securities: NYLIFE Securities, LLC.

NYSE: The New York Stock Exchange.

Planned Premiums: The initial premium and the premium amounts in the amount and frequency you selected in the policy application.

Policy Anniversary: The anniversary of the Policy Date specified on the Policy Data Page. A Policy Anniversary starts a new Policy Year.

Policy Charge Option (“PCO”): The policy charge option that you may select at policy issue. Each PCO determines the amount, timing, and relative allocation between and among the Premium Expense Charges and Monthly Mortality and Expense Charges to your policy and the current interest rate that will be credited to the Fixed Account. For corporate-owned policies, there are five PCOs that may be selected. For individually-owned policies, only one PCO is available. Once a PCO is selected, it may not be changed. For more information, see “Description of the Policy—The Policy—Policy Charge Options.”

Policy Data Page: The policy pages that provide information regarding your policy, such as policy Face Amount, premium payments, and policy charges.

Policy Date: The date we use as the starting point for determining Policy Years and Monthly Deduction Days. Your Policy Date will be the same as your Issue Date, unless you Request otherwise. Generally, you may not choose a Policy Date that is more than six months before your policy’s Issue Date. You can find your Policy Date on the Policy Data Page.

Policy Debt: The outstanding loan(s) under the policy plus any accrued interest.

Policy Month: The monthly period beginning on each Monthly Deduction Day and extending to, but not including, the next Monthly Deduction Day.

Policy Transactions: These include making a payment into the policy, making a transfer among the Investment Allocation Options, taking a partial or full surrender from the policy, and/or taking a loan under the policy.

Policy Year: The year from a Policy Anniversary to, but not including, the next Policy Anniversary. The first Policy Year begins on the Policy Date, and each twelve-month period thereafter.

Premium Expense Charge: A charge deducted from each Planned and Unplanned Premium when that payment is received. This charge will vary based on your selection of a PCO.

Qualified Plan: An employee benefit plan that is intended to qualify for a special federal income tax treatment under Section 401(a) of the IRC.

Qualified Policy: A VUL insurance policy owned by a Qualified Plan.

Request: A signed written request in Good Order received at our Service Office which gives us the facts that we need. When you write to us, please include the policy number, the Insured’s full name, and your current address.

SEC: The U.S. Securities and Exchange Commission.

Separate Account: NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I, a segregated asset account NYLIAC established to receive and invest Net Premiums that are allocated to the Investment Divisions. The Separate Account is divided into subaccounts that correspond to the Investment Divisions.

Service Office: As shown on the front cover of this prospectus.

Target Premium: An amount used to determine the Premium Expense Charge. The Target Premium is based on factors that include, but are not limited to: Issue Age, risk class, and Face Amount. Any change to the policy which results in a change to the Face Amount will change the Target Premium.

Unplanned Premium: Premium payments you may make in addition to Planned Premiums.

VUL: Variable Universal Life.

MANAGEMENT AND ORGANIZATION

INSURER

New York Life Insurance and Annuity Corporation

(a wholly owned subsidiary of New York Life)

51 Madison Avenue

New York, NY 10010

YOUR POLICY

The policy is offered by NYLIAC. Net Premiums allocated to the Investment Divisions are invested in NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I, which has been in existence since May 24, 1996 or to the Fixed Account. The policy offers (1) life insurance protection, (2) a choice of Life Insurance Benefit options, (3) a choice of PCOs, (4) flexible premium payments where you decide the timing and amount of each payment, (5) the ability to increase or decrease the policy’s Face Amount (within certain limits), (6) access to the policy’s Cash Surrender Value through loans and partial surrenders, and (7) the ability to invest in up to 20 Investment Divisions, as well as to the Fixed Account (certain policies may allocate among 35 Investment Divisions; contact us for more information).

The policies are variable. This means that the Cash Value allocated to the Separate Account will fluctuate based on the investment experience of the Investment Divisions you select. The interest credited on the money allocated to the Fixed Account will vary by the PCO elected, and may vary over time within each PCO. NYLIAC does not guarantee the investment performance of the Separate Account or of the Eligible Portfolios. You bear the entire investment risk with respect to amounts allocated to the Investment Divisions of the Separate Account. Each Investment Division has its own investment objective and investment strategy. As a consequence, some Investment Divisions are riskier than others. We offer no assurance that the investment objectives of the Investment Divisions will be achieved. Accordingly, amounts allocated to the Investment Divisions of the Separate Account are subject to the risks inherent in the securities markets and, specifically, to price fluctuations in the Eligible Portfolios’ investments.

The income, gains, and losses credited to, or charged against the Separate Account reflect its own investment experience, and not that of NYLIAC’s other assets. It is important to note that the policy’s assets may be used to pay only those NYLIAC liabilities that arise from the policies. NYLIAC is obligated to pay all amounts promised to policyowners under the policies.

State Variations

Certain provisions of the policies may differ from the general description in this prospectus. The material state variations are specified in the “State Variations” section. All state variations will be included in your policy, or in riders or endorsements attached to your policy. Please contact your registered representative or us for specific information that may be applicable to your state. (See “State Variations” for details.)

ABOUT THE SEPARATE ACCOUNT

The Separate Account is a segregated asset account that NYLIAC established to receive and invest your Net Premiums. NYLIAC established the Separate Account on May 24, 1996, under the laws of the State of Delaware, in accordance with resolutions set forth by NYLIAC’s Board of Directors. The Separate Account is registered as a unit investment trust with the SEC under the 1940 Act. This registration does not mean that the SEC supervises the management, investment practices, or policies of the Separate Account.

Although the assets of the Separate Account belong to NYLIAC, these assets are held separately from the other assets of NYLIAC, and under applicable insurance law, cannot be charged for liabilities incurred in any other business operations of NYLIAC (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of the Separate Account). These assets are not subject to the claims of our general creditors. The income, capital gains, and capital losses incurred on the assets of the Separate Account are credited to or are charged against the assets of the Separate Account without regard to income, capital gains, and capital losses arising out of any other business NYLIAC may conduct. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of NYLIAC’s Fixed Account and the performance of any other separate account of NYLIAC.

The Separate Account currently consists of 123 Investment Divisions. Generally, you may invest your Net Premiums in a total of 20 Investment Divisions, as well as to the Fixed Account, at any one time. Certain policies may invest in a total of 35 Investment Divisions and the Fixed Account; contact us for more information. Premium payments allocated to the Investment Divisions are invested exclusively in the corresponding Eligible Portfolios of the Funds. While the policy is in force, you may transfer assets between Investment Allocation Options.

OUR RIGHTS

We may take certain actions relating to our operations and the operations of the Separate Account. We will take these actions in accordance with applicable laws, including obtaining any required approval of the SEC and any other required regulatory approvals. If necessary, we will seek approval of our policyowners.

Specifically, we reserve the right to:

●

add, close, substitute, or remove any Investment Division or, at the direction of a Fund, change the name or investment objective of any Investment Division (and the shares of an associated Eligible Portfolio);

●	create new separate accounts;

●	combine the Separate Account with one or more other separate accounts;

●	operate the Separate Account as a management investment company under the 1940 Act or in any other form permitted by law;

●	deregister the Separate Account under the 1940 Act;

●	manage the Separate Account under the direction of a committee or discharge such committee at any time;

●	transfer the assets of the Separate Account to one or more other separate accounts;

●	restrict transfers among and between investment divisions of the Separate Account and to and from the Fixed Account;

●	restrict or eliminate any of the voting rights of policyowners or other persons who have voting rights as to the Separate Account, in accordance with applicable law;

●	change the amount of any minimum or maximum investments or additional investments; and

●	change the name of the Separate Account.

We may remove an Investment Division if the shares of an Eligible Portfolio are no longer available for investment or if we, in our sole discretion, decide that investment in an Eligible Portfolio is inappropriate given the purposes of the Separate Account. A new Eligible Portfolio may have higher fees and charges than the one it replaces. We will not substitute shares attributable to your interest in an Investment Division until you have been notified of the change, as required by the 1940 Act and we have obtained any necessary regulatory approvals. We may also add new Investment Divisions and/or close one or more Investment Divisions when marketing, tax, investment, or other conditions make it appropriate. We may decide whether or not the new Investment Divisions should be made available to existing policyowners. If we make a substitution or change to the Investment Divisions, we may change your policy to reflect such substitution or change.

THE FIXED ACCOUNT

The Fixed Account is supported by the assets in our General Account, which includes all of our assets except those assets specifically allocated to our various separate accounts. These assets are subject to the claims of our general creditors. We can invest the assets of the Fixed Account however we choose, within limits. Your interest in the Fixed Account is not registered under the 1933 Act and the Fixed Account is not registered as an investment company under the 1940 Act. Therefore, generally you do not have the benefits and protections of these statutes for amounts allocated to the Fixed Account.

INTEREST CREDITING

Any amount in the Fixed Account is credited with interest using a fixed interest rate, which we will declare periodically in advance, and which will be calculated based on the PCO you select with your policy. The current Fixed Account crediting rates for all PCOs on CorpExec VUL Plus policies issued on or after January 1, 2020 are listed in the chart below. Notwithstanding the current Fixed Account crediting rate available with the PCO selected for your policy—a rate that may vary over time—the interest rate credited to the Fixed Account will never be less than 1% per year and the guaranteed maximum spread for all PCOs is 1.80%.

Current Fixed Account Crediting Rates by PCO
Policy Year	PCO A	PCO B	PCO C	PCO D	PCO E	PCO F (Individual Charge Option)
1-15	[3.07%]	[3.17%]	[3.32%]	[3.52%]	[3.12%]	[3.07%]
16-20	[3.07%]	[3.17%]	[3.47%]	[3.52%]	[3.52%]	[3.07%]
21-25	[3.07%]	[3.47%]	[3.47%]	[3.52%]	[3.52%]	[3.07%]
26 +	[3.47%]	[3.47%]	[3.47%]	[3.52%]	[3.52%]	[3.47%]

Interest accrues and is credited daily. All Net Premiums applied to, and amounts transferred to, less amounts withdrawn, transferred from, or charged against the Fixed Account receive the rate in effect at that time.

HOW TO REACH US FOR POLICY SERVICES

You may reach us at our Service Office, or if permitted, by telephone at (888) 695-4748, or electronically to NYLAMN_Service@newyorklife.com.

All Requests for policy service must be in Good Order. Please review all service Request forms carefully and provide all required information as applicable to the Policy Transaction. If your Request is not in Good Order, we will make every reasonable attempt to notify you in writing. It is important that you inform NYLIAC of an address change so that you can receive important statements.

Faxed or e-mailed service Requests may be acceptable for a limited number of Policy Transactions.

INFORMATION SYSTEMS FAILURES AND CYBERSECURITY RISKS

We rely on technology, including digital communications and data storage networks and systems, to conduct our variable product business activities. Because our business, including our variable product business, is highly dependent upon the effective operation of our computer systems and those of our service providers and business partners, our business is vulnerable to disruptions from utility outages and susceptible to operational and information security risks resulting from information system failures and cyber-attacks. These risks also apply to other insurance and financial services companies and businesses. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption, and unauthorized use, abuse, and/or release of confidential customer (including policyowner and Insured) information. We have established administrative and technical controls and cybersecurity plans, including a business continuity plan, to identify and protect our operations against systems failures and cybersecurity breaches. Despite these controls and plans, systems failures, and cyber-attacks affecting NYLIC, NYLIAC, or any of their affiliates and other affiliated or unaffiliated third-party administrators, underlying funds, intermediaries, and other service providers and business partners may have a material, negative impact on us and your policy Cash Value. For instance, systems failures and cyber-attacks may (i) interfere with our processing of Policy Transactions (including surrenders, partial surrenders, loans, and transfers) or with the underlying Funds or cause operational issues; (ii) impact our ability to calculate Accumulation Unit values and policy’s Cash Values; (iii) cause the release, loss, and/or possible destruction of confidential customer or business information; and/or (iv) subject us and/or our service providers, business partners, and intermediaries to regulatory fines, litigation, and financial losses and/or cause us reputational damage. Systems failures and cybersecurity breaches may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your policy to lose value. There can be no assurance that we, or the underlying funds, or our service providers and business partners, will be able to avoid these risks at all times or avoid losses affecting your policy due to information systems failures or cyber-attacks.

FUNDS AND ELIGIBLE PORTFOLIOS

The assets of each Eligible Portfolio are separate from the others and each such Eligible Portfolio has different investment objectives and policies. As a result, each Eligible Portfolio operates as a separate investment fund and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio. You can make or lose money in any of the Investment Divisions. Portfolios described in this prospectus are different from portfolios that may have similar names but are available directly to the general public. The funds available directly to the general public may have the same adviser, same name, same investment objectives and policies, and substantially similar portfolio securities, but the investment performance may not be the same. You should read the Fund’s prospectus carefully before making any decision concerning the allocation of Net Premium payments to an Investment Division corresponding to a particular Eligible Portfolio and transfers of Cash Value among the Investment Divisions.

We offer no assurance that any of the Eligible Portfolios will attain their respective stated investment objectives.

The Funds’ shares may be available to certain other separate accounts we use to fund our variable annuity contracts offered by NYLIAC. This is called “mixed funding.” Except for the MainStay VP Funds Trust, all Funds also make their shares available to separate accounts of insurance companies unaffiliated with NYLIAC. This is called “shared funding.” Although we do not anticipate that any inherent difficulties will result from mixed and shared funding, it is possible that differences in tax treatment or other considerations may cause the interests of owners of various contracts participating in the Funds to be in conflict. In the event that any material conflicts arise from the use of the Funds for mixed and shared funding, we could be required to withdraw from an Eligible Portfolio. For more information about the risks of mixed and shared funding, please refer to the relevant Fund prospectus.

We also receive payments or compensation from the Funds or their investment advisers, or from other service providers of the Funds (who may be affiliates of NYLIAC) in connection with administration, distribution, and other services we provide with respect to the Eligible Portfolios and their availability through the policies.

These payments may be derived, in whole or in part, from the advisory fee charged by the Fund and deducted from Fund assets and/or from “Rule 12b-1” fees deducted from Fund assets. These payments are also a factor in our selection of Funds and Eligible Portfolios. NYLIAC may use these payments for any corporate purpose, including payment of expenses that NYLIAC and/or its affiliates incur in promoting, marketing, and administering the policies, and in its role as an intermediary of the Funds. Policyowners, through their indirect investment in the Funds, bear the costs of these advisory and 12b-1 fees.

The Funds and Eligible Portfolios offered through this product are selected by NYLIAC based on several criteria, including asset class coverage, the strength of the manager’s reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. An affiliate of NYLIAC—New York Life Investment Management LLC—manages the MainStay VP Funds Trust and that was a factor in its selection. Another factor that NYLIAC considers during the selection process is whether the Fund or Eligible Portfolio or an affiliate of the Fund will compensate NYLIAC for providing administrative, marketing, and support services that would otherwise be provided by the Fund, the Fund’s investment adviser, or its distributor.

The amounts we receive may be substantial, may vary by Eligible Portfolio, and may depend on how much policy value is invested in the particular Eligible Portfolio or Fund. NYLIAC and its affiliates may profit from these payments. Currently, we receive payments or revenue under various arrangements in amounts up to 0.35% annually of the aggregate net asset value of the shares of some of the Eligible Portfolios held by the Investment Divisions. We also receive compensation under various distribution services arrangements in amounts up to 0.25% annually of the aggregate net asset value of the shares of some of the Eligible Portfolios held by the Investment Divisions. The compensation that your registered representative receives remains the same regardless of which Investment Divisions you choose or the particular arrangements applicable to those Investment Divisions.

The Eligible Portfolios of each Fund, along with their advisers and investment objectives, are listed in the following table. For more information about each of these Portfolios, please read the Fund prospectuses. You should also read a Fund’s prospectus carefully before making any decision about allocating premium payments or a portion of your policy’s Cash Value to an Investment Division corresponding to a particular Eligible Portfolio. Please contact us at (888) 695-4748, or contact your registered representative, if you would like to obtain any of underlying Fund prospectuses.

[NOTE: The Funds and Eligible Portfolios listed here will change.]

Funds and Eligible Portfolios	Investment Adviser and Subadviser	Investment Objectives
MainStay VP Funds Trust: MainStay VP Bond—Initial Class	New York Life Investment Management LLC (or “New York Life Investments”)* Subadviser: NYL Investors LLC (“NYLI”)*	• Seeks total return.
MainStay VP Fidelity Institutional AM® Utilities—Initial Class	New York Life Investments Subadviser: FIAM LLC	• Seeks total return.
MainStay VP Floating Rate—Initial Class	New York Life Investments Subadviser: NYLI	• Seeks high current income.
MainStay VP Income Builder—Initial Class	New York Life Investments	• Seeks current income consistent with reasonable opportunity for future grown of capital and income.

Funds and Eligible Portfolios	Investment Adviser and Subadviser	Investment Objectives
MainStay VP IQ Hedge Multi-Strategy— Initial Class[1]	NYLI Subadviser: IndexIQ Advisors LLC*

•  Seeks investment returns that correspond (before fees and expenses) generally to the price and yield performance of its underlying index, the IQ Hedge Multi-Strategy Index. The IQ Hedge Multi-Strategy Index seeks to achieve performance similar to the overall hedge fund universe by replicating the “beta” portion of the hedge fund return characteristics (i.e., that portion of the returns that are non-idiosyncratic, or unrelated to manager skill) by using the following hedge fund investment styles: long/short equity; global macro; market neutral; event-driven; fixed-income arbitrage; and emerging markets.

MainStay VP Janus Henderson Balanced—Initial Class	New York Life Investments Subadviser: Janus Capital Management LLC (“Janus”)	• Seeks long-term capital growth, consistent with preservation of capital and balanced current income.
MainStay VP Large Cap Growth— Initial Class	New York Life Investments Subadviser: Winslow Capital Management, Inc.	• Seeks long-term growth of capital.
MainStay VP MacKay Common Stock— Initial Class	New York Life Investments Subadviser: MacKay Shields LLC (“MacKay”)*	• Seeks long-term growth of capital.
MainStay VP MacKay Convertible— Initial Class	New York Life Investments Subadviser: MacKay	• Seeks capital appreciation together with current income.
MainStay VP MacKay Government— Initial Class	New York Life Investments Subadviser: MacKay	• Seeks current income.
MainStay VP MacKay High Yield Corporate Bond— Initial Class	New York Life Investments Subadviser: MacKay	• Seeks maximum current income through investment in a diversified portfolio of high-yield debt securities. Capital appreciation is a secondary objective.
MainStay VP MacKay International Equity—Initial Class	New York Life Investments Subadviser: MacKay	• Seeks long-term growth of capital.
MainStay VP MacKay Mid Cap Core— Initial Class	New York Life Investments Subadviser: MacKay	• Seeks long-term growth of capital.
MainStay VP Mellon Natural Resources—Initial Class	New York Life Investments Subadviser: Mellon Investments Corporation	• Seeks long-term capital appreciation.
MainStay VP U.S. Government Money Market—Initial Class	New York Life Investments Subadviser: NYLI	• Seeks a high level of current income while preserving capital and maintaining liquidity.
AB® Variable Products Series Fund, Inc.: AB® VPS Small/Mid Cap Value Portfolio—Class A	AllianceBernstein L.P.	• Seeks long-term growth of capital.

Funds and Eligible Portfolios	Investment Adviser and Subadviser	Investment Objectives
AIM Variable Insurance Funds (Invesco Variable Insurance Funds): Invesco V.I. Global Real Estate Fund—Series I Shares	Invesco Advisers, Inc. (“Invesco”) Subadviser: Invesco Asset Management Limited	• Seeks total return through growth of capital and current income.
Invesco V.I. International Growth Fund—Series I Shares	Invesco	• Seeks long-term growth of capital.
The Alger Portfolios: Alger SMid Cap Focus Portfolio—Class Y Shares	Fred Alger Management, Inc. (Weatherbie Capital, LLC)

•  Seeks long-term capital appreciation. The portfolio primarily invests in a focused portfolio of approximately 50 holdings of small and mid cap companies identified through our fundamental research as demonstrating promising growth potential.

American Century Variable Portfolios, Inc.: American Century Investments® VP Inflation Protection Fund—Class I	American Century Investment Management, Inc. (“ACIM”)	• Pursues long-term total return using a strategy that seeks to protect against U.S. inflation.
American Century Investments® VP Mid Cap Value—Class I	ACIM	• Seeks long-term capital growth.
American Century Investments® VP Value—Class I	ACIM	• Seeks long-term capital growth by looking for stocks of companies it believes to be undervalued at the time of purchase.
American Funds Insurance Series®: American Funds IS Asset Allocation Fund—Class 1	Capital Research and Management CompanySM (“CRMC”)	• Seeks high total return (including income and capital gains) consistent with preservation of capital over the long term.
American Funds IS Blue Chip Income and Growth Fund—Class 1	CRMC	• Seeks to produce income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing.
American Funds IS Global Growth Fund—Class 1	CRMC	• Seeks long-term growth of capital.
American Funds IS Global Small Capitalization Fund—Class 1	CRMC	• Seeks long-term growth of capital.
American Funds IS Growth Fund—Class 1	CRMC	• Seeks growth of capital.
American Funds IS Growth-Income Fund—Class 1	CRMC	• Seeks long-term growth of capital and income.
American Funds IS International Fund—Class 1	CRMC	• Seeks long-term growth of capital.
American Funds IS New World Fund®—Class 1	CRMC	• Seeks long-term capital appreciation.
BlackRock® Variable Series Funds, Inc.: BlackRock® Global Allocation V.I. Fund—Class I	BlackRock Advisors, LLC (“BlackRock”)	• Seeks high total investment return.
BlackRock® Variable Series Funds II, Inc.: BlackRock® High Yield V.I. Fund—Class I	BlackRock	• Seeks to maximize total return, consistent with income generation and prudent investment management.
Columbia Variable Portfolios: Columbia Variable Portfolio—Disciplined Core Fund—Class 1	Columbia Management Investment Advisers, LLC	• Seeks to provide shareholders with capital appreciation.
Delaware VIP® Trust: Delaware VIP® Emerging Markets Series—Standard Class	Delaware Management Company (“DMC”)	• Seeks long-term capital appreciation.
Delaware VIP® Small Cap Value Series—Standard Class	DMC	• Seeks capital appreciation.
Deutsche DWS Investments VIT Funds: DWS Small Cap Index VIP—Class A	DWS Investment Management Americas Inc. (“DIMA”) Subadviser: Northern Trust Investments, Inc.	• Seeks to replicate, as closely as possible, before the deduction of expenses, the performance of the Russell 2000® Index, which emphasizes stocks of small U.S. companies.
Deutsche DWS Variable Series II: DWS Alternative Asset Allocation VIP—Class A	DIMA Subadviser: RREEF America LLC	• Seeks capital appreciation.

Funds and Eligible Portfolios	Investment Adviser and Subadviser	Investment Objectives
DFA Investment Dimensions Group Inc.: DFA VA Global Bond Portfolio	Dimensional Fund Advisors LP (“DFA”) Subadvisers: Dimensional Fund Advisors Ltd. (“DFA Ltd.”) and DFA Australia Limited (“DFAA”)	• To provide a market rate of return for a fixed income portfolio with low relative volatility of returns.
DFA VA Global Moderate Allocation Portfolio	DFA

•  To seek total return consisting of capital appreciation and current income. The Portfolio is a “fund of funds”, which means that the Portfolio uses its assets to purchase other mutual funds managed by DFA.

DFA VA International Small Portfolio	DFA Subadvisers: DFA Ltd. and DFAA	• To achieve long-term capital appreciation.
DFA VA International Value Portfolio	DFA Subadvisers: DFA Ltd. and DFAA	• To achieve long-term capital appreciation.
DFA VA U.S. Large Value Portfolio	DFA	• To achieve long-term capital appreciation.
DFA VA U.S. Targeted Value Portfolio	DFA	• To achieve long-term capital appreciation.
DFA VIT Inflation-Protected Securities Portfolio	DFA Subadvisers: DFA Ltd. and DFAA	• To provide inflation protection and earn current income consistent with inflation-protected securities.
Fidelity® Variable Insurance Products Funds: Fidelity® VIP Bond Index Portfolio—Initial Class	Fidelity Management & Research Company (“FMR”)	• Seeks to provide investment results that correspond to the aggregate price and interest performance of the debt securities in the Bloomberg Barclays U.S. Aggregate Bond Index.
Fidelity® VIP Emerging Markets Portfolio—Initial Class	FMR Subadvisers: FMRC and other investment advisers	• Seeks capital appreciation.
Fidelity® VIP Extended Market Index Portfolio—Initial Class	FMR Subadvisers: Geode Capital Management, LLC (“Geode”) and FMRC	• Seeks to provide investment results that correspond to the total return of stocks of mid- to small-capitalization U.S. companies.
Fidelity® VIP Freedom 2020 Portfolio(SM)—Initial Class	FMRC	• Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.
Fidelity® VIP Freedom 2030 Portfolio(SM)—Initial Class	FMRC	• Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.
Fidelity® VIP Freedom 2040 Portfolio(SM)—Initial Class	FMRC	• Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.
Fidelity® VIP Freedom 2050 Portfolio(SM)—Initial Class	FMRC	• Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.
Fidelity® VIP Government Money Market Portfolio—Initial Class	FMR Subadvisers: FIMM and other investment advisers	• Seeks as high a level of current income as is consistent with preservation of capital and liquidity.
Fidelity® VIP Index 500 Portfolio—Initial Class	FMR Subadvisers: FMRC and Geode	• Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.

Funds and Eligible Portfolios	Investment Adviser and Subadviser	Investment Objectives
Fidelity® VIP Investment Grade Bond Portfolio—Initial Class	FMR Subadvisers: FIMM and other investment advisers	• Seeks as high a level of current income as is consistent with the preservation of capital.
Fidelity® VIP Mid Cap Portfolio—Initial Class	FMR Subadvisers: FMRC and other investment advisers	• Seeks long-term growth of capital.
Fidelity® VIP Real Estate Portfolio—Initial Class	Fidelity SelectCo, LLC, an affiliate of FMR Subadvisers: FMRC and other investment advisers	• Seeks above-average income and long-term capital growth, consistent with reasonable investment risk. The fund seeks to provide a yield that exceeds the composite yield of the S&P 500® Index.
Fidelity® VIP Strategic Income Portfolio—Initial Class	FMR Subadvisers: FIMM, FMRC, FIL Investment Advisors (UK) Limited and other investment advisers	• Seeks a high level of current income and may also seek capital appreciation.
Fidelity® VIP Technology—Initial Class	FMR Subadvisers: FMRC and other investment advisers	• Seeks capital appreciation.
Fidelity® VIP Total Market Index Portfolio—Initial Class	FMR Subadvisers: Geode and FMRC	• Seeks to provide investment results that correspond to the total return of a broad range of U.S. stocks.
Invesco Variable Insurance Funds: Invesco VI Core Plus Bond—Series I	Invesco Advisers, Inc.	• Seeks total return, comprised of current income and capital appreciation.
Janus Aspen Series: Janus Henderson Enterprise Portfolio—Institutional Shares	Janus	• Seeks long-term growth of capital.
Janus Henderson Global Research Portfolio—Institutional Shares	Janus	• Seeks long-term growth of capital.
Lazard Retirement Series, Inc.: Lazard Retirement International Equity Portfolio—Service Shares	Lazard Asset Management LLC	• Seeks long-term capital appreciation.
Legg Mason Partners Variable Equity Trust: ClearBridge Variable Appreciation Portfolio—Class I	Legg Mason Partners Fund Advisor, LLC (“Legg Mason”) Subadviser: ClearBridge Investments, LLC (“ClearBridge”)	• Seeks long-term appreciation of capital.
ClearBridge Variable Large Cap Growth Portfolio—Class I	Legg Mason Subadviser: ClearBridge	• Seeks long-term growth of capital.
ClearBridge Variable Small Cap Growth—Class I	Legg Mason Subadviser: ClearBridge	• Seeks long-term growth of capital.
Legg Mason Partners Variable Income Trust: Legg Mason Western Asset Core Plus VIT Portfolio—Class I	Legg Mason Subadviser: Western Asset

•  Seeks to maximize total return consistent with prudent investment management and liquidity needs, by investing to obtain an average duration within 30% of the average duration of the domestic bond market as a whole, as estimated by the fund’s subadvisers (generally, this range is 2.5-7 years).

Lincoln Variable Insurance Products Trust: LVIP Baron Growth Opportunities Fund—Service Class	Lincoln Investment Advisors Corporation (“LIAC”) Subadviser: BAMCO, Inc.	• Seeks capital appreciation through long-term investments in securities of small -sized companies with undervalued assets or favorable growth prospects.
LVIP Mondrian International Value Fund—Standard Class	LIAC Subadviser: Mondrian Investment Partners Limited	• Seeks long-term capital appreciation as measured by the change in the value of Fund shares over a period of three years or longer.
LVIP SSgA Developed International 150 Fund—Standard Class	LIAC Subadviser: SSgA	• Seeks to maximize long-term capital appreciation.
LVIP SSgA Emerging Markets 100 Fund—Standard Class	LIAC Subadviser: SSgA	• Seeks to maximize long-term capital appreciation.

Funds and Eligible Portfolios	Investment Adviser and Subadviser	Investment Objectives
LVIP SSgA International Index Fund—Standard Class	LIAC Subadviser: SSgA	• Seeks to approximate as closely as practicable, before fees and expenses, the performance of a broad market index of non U.S.-foreign securities.
MFS® Variable Insurance Trust: MFS® Value Series—Initial Class	Massachusetts Financial Services Company (“MFS”)	• Seeks capital appreciation.
MFS® Variable Insurance Trust II: MFS® Global Tactical Allocation Portfolio—Initial Class	MFS	• Seeks total return.
MFS® International Intrinsic Value Portfolio—Initial Class	MFS	• Seeks capital appreciation.
MFS® Variable Insurance Trust III: MFS® Global Real Estate Portfolio—Initial Class	MFS	• Seeks total return.
MFS® Mid Cap Value Portfolio—Initial Class	MFS	• Seeks capital appreciation.
Morgan Stanley Variable Insurance Fund, Inc. (“VIF”): Morgan Stanley VIF Global Infrastructure Portfolio—Class I	MSIM	• Seeks both capital appreciation and current income.
Morgan Stanley VIF U.S. Real Estate Portfolio—Class I	MSIM

•  Seeks to provide above-average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.

Neuberger Berman Advisers Management Trust: Neuberger Berman AMT Sustainable Equity Portfolio—Class I	Neuberger Berman Investment Advisers LLC	• Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund’s environmental, social and governance criteria.
PIMCO Funds: PIMCO Income Fund—Institutional Class	Pacific Investment Management Company LLC (“PIMCO”)	• Seeks to maximize current income.
PIMCO Variable Insurance Trust: PIMCO VIT Emerging Markets Bond Portfolio—Institutional Class	PIMCO	• Seeks maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)—Institutional Class	PIMCO	• Seeks maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO VIT High Yield Portfolio— Institutional Class	PIMCO	• Seeks maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO VIT Long-Term U.S. Government Portfolio— Institutional Class	PIMCO	• Seeks maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO VIT Low Duration Portfolio— Institutional Class	PIMCO	• Seeks maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO VIT Real Return Portfolio— Institutional Class	PIMCO	• Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
PIMCO VIT Total Return Portfolio— Institutional Class	PIMCO	• Seeks maximum total return, consistent with preservation of capital and prudent investment management.
T. Rowe Price Equity Series, Inc.: T. Rowe Price Blue Chip Growth Portfolio	T. Rowe Price Associates, Inc. (“T. Rowe Price”)	• Seeks to provide long-term capital growth. Income is a secondary objective.
T. Rowe Price International Series, Inc.: T. Rowe Price International Stock Portfolio	T. Rowe Price	• Seeks long-term growth of capital through investments primarily in the common stocks of established non-U.S. companies.
Thrivent Series Fund, Inc.: Thrivent Mid Cap Index Portfolio	Thrivent Financial for Lutherans (“Thrivent Financial”)	• Seeks total returns that track the performance of the S&P MidCap 400 Index.
Thrivent Mid Cap Stock Portfolio	Thrivent Financial	• Seeks long-term capital growth.
Thrivent Small Cap Index Portfolio	Thrivent Financial	• Seeks capital growth that tracks the performance of the S&P SmallCap 400 Index.

Funds and Eligible Portfolios	Investment Adviser and Subadviser	Investment Objectives
Victory Variable Insurance Funds: Victory RS International VIP Series—Class I Shares	Victory Capital Management Inc.	• Seeks to provide long-term capital appreciation.
Victory RS Small Cap Growth Equity VIP Series—Class I Shares	Victory Capital Management Inc.	• Seeks to provide long-term capital growth.
Voya Variable Portfolios, Inc.: Voya MidCap Opportunities Portfolio—Class I	Voya Investments, LLC (“Voya”) Subadviser: Voya Investment Management Co. LLC (“VIM”)	• Seeks long-term capital appreciation.
Voya Russell™ Mid Cap Index Portfolio—Class I	Voya Subadviser: VIM	• Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index
Voya Small Company Portfolio—Class I	Voya Subadviser: VIM	• Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
VY® JPMorgan Mid Cap Value—Class I	Voya Subadviser: J.P. Morgan Investment Management Inc.	• Seeks growth from capital appreciation.
VY® JPMorgan Small Cap Core Equity Portfolio—Class I	Voya Subadviser: J.P. Morgan Investment Management Inc.	• Seeks capital growth over the long-term.

*	An affiliate of NYLIAC.

NYLIAC does not provide investment advice and does not recommend or endorse any particular Eligible Portfolio or Portfolios. NYLIAC is not responsible for choosing the Investment Divisions or the amounts allocated to each. You are responsible for determining that these decisions are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Decisions regarding investment allocations should be carefully considered. You bear the risk of any decline in the value of your policy resulting from the performance of the Portfolios you have chosen. You should consult with your registered representative to determine which combination of Investment Options is most appropriate for you, and periodically review your choices.

Certain portfolios, generally referred to as “funds of funds” or “master-feeder arrangements,” may invest all or substantially all of their assets in portfolios of other funds. In such cases, you will indirectly pay fees and expenses at both portfolio levels, which would reduce your investment return.

Hedging strategies may be employed by certain portfolios to attempt to provide downside protection during sharp downward movements in equity markets. The cost of these strategies could limit the upside participation of the portfolio in rising equity markets relative to other portfolios.

So-called “alternative” investment strategies may also be used by certain portfolios, which may involve non-traditional asset classes. These alternative investment strategies may be riskier than more traditional investment strategies and may involve leverage or use complex hedging techniques, such as options and derivatives. These may offer potential diversification benefits beyond traditional investment strategies.

In addition, some of the Eligible Portfolios may use what are known as “volatility management strategies.” Volatility management strategies are designed to reduce the overall volatility and provide risk-adjusted returns over time. During rising markets, a volatility management strategy, however, could cause your policy Cash Value to rise less than would have been the case had you been invested in a fund with substantially similar investment objectives, policies, and strategies that does not utilize a volatility management strategy. Conversely, investing in a fund that features a volatility management strategy may be helpful in a declining market when high market volatility triggers a reduction in the fund’s equity exposure, because during these periods of high volatility, the risk of losses from investing in equity securities may increase. In these instances, your policy’s Cash Value may decline less than would have been the case had you not been invested in a fund that features a volatility management strategy. The success of the volatility management strategy of a fund depends, in part, on the investment adviser’s ability to effectively and efficiently implement its risk forecasts and to manage the strategy for the fund’s benefit. In addition, the cost of implementing a volatility management strategy may negatively impact performance. There is no guarantee that a volatility management strategy can achieve or maintain the fund’s optimal risk targets, and the fund may not perform as expected. Any negative impact to the performance of a fund due to a volatility management strategy may limit increases in your Cash Value. For more information about the Eligible Portfolios and the investment strategies they employ, please refer to the Funds’ current prospectuses.

Investment selections should be based on a thorough investigation of all of the information regarding the Eligible Portfolios that is available to you, including each Fund’s prospectus, statement of additional information, and annual and semi-annual reports. Other sources, such as the Fund’s website or newspapers and financial and other magazines, provide more current information, including information about any regulatory actions or investigations relating to a Fund or Eligible Portfolio. After you select Investment Divisions for your initial premium, you should monitor and periodically reevaluate your allocations to see if they are still appropriate.

The Investment Divisions invest in the corresponding Eligible Portfolios. Generally, you can allocate Net Premium payments or transfer Cash Value to a maximum of 20 Investment Divisions from among the 123 Investment Divisions, as well as to the Fixed Account for Net Premium payments . (Certain policies may allocate among 35 Investment Divisions and the Fixed Account; contact us for more information.) You can transfer all or part of the Cash Value of your policy among the Investment Allocation Options tax-free within the limits described in this prospectus.

MONEY MARKET FUND FEES AND GATES

The SEC has adopted rules that provide that all money market funds can impose liquidity fees and/or suspend redemptions under certain circumstances. The liquidity fees can be up to 2% of the amount redeemed, and the suspensions of redemptions (redemption “gates”) can last for 10 business days. Money market funds can impose these fees and gates (which could be applied to all policy transfers, surrenders, partial surrenders, and benefit payments from that portfolio) based on the liquidity of the fund’s assets and other factors.

All types of money market funds have the ability to impose these fees and gates, but government money market funds (that invest at least 99.5% of their assets in government securities, cash, and/or repurchase agreements secured by government securities) are less likely to impose fees and gates. Nevertheless, there remains a possibility that a government money market fund such as the MainStay VP U.S. Government Money Market Portfolio and Fidelity® VIP Government Money Market Portfolio could impose such fees and gates, which could be applied to all policy transfers, surrenders, withdrawals, and benefit payments from the Portfolio.

REINVESTMENT

We automatically reinvest all dividends and capital gains distributions from Eligible Portfolios in additional shares of the distributing Portfolio at their net asset value on the date the dividends or distributions are paid.

INVESTMENT RETURN

The investment return of a policy is based on the number of Accumulation Units you have in each Investment Division of the Separate Account, the amount you have in the Fixed Account, the amount you have in the Loan Account, the investment experience of each Investment Division as measured by its actual net rate of return, and the interest rate we credit on the amount you have in the Fixed Account and/or Loan Account. The Loan Account will be credited with interest at a rate that will never be less than the greater of (i) the Effective Annual Loan Interest Rate, less 2.00%; or (ii) the Fixed Account GMIR.

The investment experience of an Investment Division of the Separate Account reflects increases or decreases in the net asset value of the shares of the corresponding Eligible Portfolio, any dividend or capital gains distributions, and any charges against the assets of the Investment Division. These investment returns do not reflect any other policy charges, and, if they did, the returns shown would be reduced.

We will credit any amounts in the Fixed Account and Loan Account with a fixed interest rate that we declare periodically, in advance, and at our sole discretion. This rate will never be less than an annual rate of 1%. We may credit different interest rates to amounts in the Fixed Account and Loan Account. All Net Premiums applied to the Fixed Account and amounts transferred to the Fixed Account and Loan Account receive the applicable rate in effect on the Business Day we receive the premium payment or process the transfer. Interest rates for subsequent premium payments into the Fixed Account may be different from the rate applied to prior premium payments made into the Fixed Account. Interest rates will fluctuate for the entirety of holdings in the Fixed Account.

Funds may lose value, are not guaranteed, are not a deposit, are not FDIC/National Credit Union Administration-insured, and are not insured by any government agency.

PERFORMANCE CALCULATIONS

From time to time, we may advertise the performance of the Investment Divisions. These performance figures do not include contract or separate account charges such as the Monthly Contract Charge, Premium Expense Charge, Monthly Cost of Insurance Charge, Monthly Per Thousand Face Amount Charge, Monthly Additional Flat Extras, or Monthly M&E Charges.

Performance data for the Investment Divisions may be compared in advertisements, sales literature or other marketing materials, and reports to shareholders, to: (i) the investment returns on various mutual funds, stocks, bonds, certificates of deposit, tax free bonds, or common stock and bond indexes; and (ii) other groups of variable life insurance separate accounts or other investment products tracked by Lipper Analytical Services or Morningstar Inc. (both of which are widely used independent research firms that rank mutual funds and other investment companies by overall performance, investment objectives, and assets), or tracked by other services, companies, publications, or persons who rank such investment companies on overall performance or other criteria.

Neither NYLIC nor NYLIAC guarantees the investment performance of the Investment Divisions.

We may also advertise a hypothetical illustration of policy values, including all contract charges.

VOTING

We will vote the shares that the Investment Divisions of the Separate Account hold in the Eligible Portfolios at any regular and special shareholder meetings of the Funds. We will vote these shares according to the instructions we receive from our policyowners who have invested their premiums in Investment Divisions that invest in the Fund holding the meeting. However, if the law changes to allow us to vote the shares in our own right, we may decide to do so.

While your policy is in effect, you can provide voting instructions to us for each Investment Division in which you have assets. The number of votes you are entitled to will be determined by dividing the units you have invested in an Investment Division by the net asset value per unit for the Eligible Portfolio underlying that Investment Division.

We will determine the number of votes you are entitled to on the date established by the underlying Fund for determining shareholders that are eligible to vote at the meeting of the relevant Fund. We will send you voting instructions prior to the meeting according to the procedures established by the Fund. We will send proxy materials, reports, and other materials relating to the Fund to each person having a voting interest.

We will vote the Fund shares for which we do not receive timely instructions, and any other shares that we (or our affiliates) own in our own right, in the same proportion as the shares for which we receive timely voting instructions. As a result, because of proportional voting, a small number of policyowners may control the outcome of the vote.

CHARGES ASSOCIATED WITH THE POLICY

As with all life insurance policies, certain charges apply under the policy. The following is a summary explanation of these charges.

POLICY CHARGE OPTIONS (“PCOs”)

PCOs give policyowners the ability to control how policy charges will be deducted from their premiums and Cash Value. Each PCO determines:

●	the amount, timing, and relative allocation between and among the Premium Expense Charges and Monthly Mortality and Expense Charges to your policy; and

●	the current interest rate that will be credited to the Fixed Account.

Selection of a PCO is important, as differences between these Options may impact the Cash Value, ACSV, Cash Value Enhancement and Life Insurance Proceeds that you will receive under the policy. Depending on the timing of your premium payments and the degree of fluctuation in investment returns, the Cash Value and Life Insurance Proceeds that result from the PCO you select may be more or less favorable than those that would have resulted if you selected another PCO. For more detail on the current Premium Expense and Monthly Mortality and Expense Charges and current Fixed Account crediting rates that will be impacted by your selection of a PCO, see the “Table of Fees and Expense,” “Charges Associated with the Policy—Deductions from Premium Payments—Premium Expense Charge and –Deductions from Cash Value—Monthly Mortality and Expense Charge,” and “Management and Organization—Interest Crediting.”

For corporate-owned policies, policyowners may select one of five PCOs on their application—PCOs A – E. For individually-owned policies, only PCO F—the Individual Charge Option—is available. Once you elect a PCO at policy issue, you may not change it.

Generally, PCOs differ from each other by the: (1) level of policy charges (Premium Expense Charge, Monthly M&E Charge) deducted from Cash Value or current Fixed Account crediting rates that are applicable in any given Policy Year; and (2) length of the period over which those differences in expenses and interest rates will remain in effect before they converge. For example, the differences between the PCOs include:

PCO A: (a) higher current Premium Expense Charges through Policy Year 7 than the other PCOs for premiums paid up to and including the Target Premium; (b) higher current Monthly M&E Charges imposed for a longer period (through Policy Year 25) than the other PCOs; and (c) lower current Fixed Account interest rates that are credited for a longer period (through Policy Year 25) than PCOs B, C, D, and E;

PCO B: (a) higher current Premium Expense Charges than PCOs C, D, and E through Policy Year 7 for premiums paid up to and including the Target Premium, but not PCO A; (b) higher current Monthly M&E Charges imposed for a longer period (through Policy Year 20) than PCOs C, D, and E, but not PCO A; and (c) lower current Fixed Account interest rates that are credited for a longer period than PCOs C and D, but not PCO A;

PCO C: (a) higher current Premium Expense Charges than PCOs D and E through Policy Year 7 for premiums paid up to and including the Target Premium, but not PCOs A and B; (b) higher current Monthly M&E Charges imposed for a longer period than PCO D, but not PCO A, B, and E; and (c) lower current Fixed Account interest rates that are credited for a longer duration than PCO D, but not PCO A, B, or E;

PCO D: (a) lower current Premium Expense Charges than for PCOs A, B, and C through Policy Year 7 for premiums paid up to and including the Target Premium; (b) the lowest current Monthly M&E Charges that is imposed for the longest period (all Policy Years); and (c) the highest interest rate that will be currently credited to the Fixed Account for all Policy Years;

PCO E: (a) the lowest Premium Expense Charges for premiums paid up to and including the Target Premium for all Policy Years; (b) higher current Monthly M&E Charges than other PCOs (other than PCOs A and B) in Policy Years 1-15, with similar charges to PCOs B (except in Policy Years 16-20) and C thereafter; and (c) lower current Fixed Account interest rates than all other PCOs (other than PCO A) in Policy Years 1-15, and the highest current Fixed Account interest rates thereafter (like PCO D); and

PCO F: only available for individually-owned policies and has: (a) the same current Premium Expense Charges; (b) current Monthly M&E Charges; and (c) current Fixed Account interest rates as those offered under PCO A, but will have different Monthly Cost of Insurance Charges than those available for corporate-owned policies.

While the current Premium Expense Charge, Monthly M&E Charge, and Fixed Account Crediting Rate for each PCOs is subject to change, these charges will never: (1) be greater than the guaranteed maximum charges for the Premium Expense Charge and the Monthly Mortality and Expense Charge; and/or (2) cause the interest rate credited to the Fixed Account to be less than the GMIR. The guaranteed maximum charges for the Premium Expense Charge and the Monthly M&E Charge and the GMIR for the Fixed Account will be the same for all the PCOs.

Factors to Consider in Selecting a PCO

As noted above, PCOs differ from each other by the level of policy charges and current Fixed Account crediting rates that are deducted from and/or credited to your policy Cash Value in any given Policy Year and how long those differences will remain in effect. As a consequence, some PCOs will have significantly higher fees and lower Fixed Account crediting rates than others. In addition, depending on the PCO you select, the compensation of your registered representative or broker-dealer will vary—with greater compensation being generated by PCOs with higher fees and lower Fixed Account crediting rates. These compensation arrangements have the potential to influence the recommendations made by your registered representative or broker-dealer with respect to the PCO, which may, in turn, affect the performance of your policy. As a consequence, your choice of a PCO should be based on your plans with respect to the amount and schedule of premiums paid, levels of risk tolerance (including whether you will allocate premiums to the Fixed Account), your time horizon, and whether a PCO’s costs and benefits are consistent with the compensation received by your registered representative or broker-dealer and your desired level of policy service. Please ask your registered representative to review your various options. You should review several illustrations with different PCOs and various rates of return before you purchase the policy and select a PCO. For more information about comparing PCOs, see “Distribution and Compensation Arrangements.”

DEDUCTIONS FROM PREMIUM PAYMENTS

When we receive a premium payment from you, whether Planned or Unplanned, we will deduct a Premium Expense Charge, which includes a sales expense charge, a state premium tax charge, and a federal premium tax charge. Approximately 3.25% of the Premium Expense Charge applied to premiums paid is currently attributable to the federal and state premium taxes component (decreasing to 2.50% for premiums paid in Policy Year 8 and thereafter). This allocation may change in the future, but the total charge will not exceed the maximums described below.

PREMIUM EXPENSE CHARGE

A Premium Expense Charge is deducted from each Planned and Unplanned Premium payment when that payment is received. We reserve the right to increase this charge in the future, but it will never exceed the maximums stated below. The amount of the Premium Expense Charge in a Policy Year is not necessarily related to our actual sales expenses for that particular year. To the extent that the Premium Expense Charge does not cover sales expenses, they will be recovered from NYLIAC surplus, including any amounts derived from any Monthly Deduction Charges.

Current—The current Premium Expense Charge is deducted as follows:

During the first Policy Year, we currently deduct the Premium Expense Charge shown below, based on the PCO selected, from any premiums paid up to and including the Target Premium.

	PCO A	PCO B	PCO C	PCOD	PCO E	PCO E (Individual Charge Option)
Policy Year 1	15.25%	12.25%	9.25%	6.25%	3.25%	15.25%

Once the Target Premium for that first Policy Year has been reached, we currently deduct a Premium Expense Charge of 3.50% from any additional premiums paid in that Policy Year (2.50% for PCO E only).

During Policy Years two through five, we currently expect to deduct the Premium Expense Charge shown below, based on the PCO selected, from any premiums paid up to the Target Premium.

	PCO A	PCO B	PCO C	PCO D	PCO E	PCO F (Individual Charge Option)
Policy Years 2-5	11.25%	9.25%	7.25%	5.25%	3.25%	11.25%

Once the Target Premium for each of those Policy Years has been reached, we expect to deduct a Premium Expense Charge of 3.50% from any additional premiums paid in Policy Years two through five for all PCOs (2.50% for PCO E only).

During Policy Years six and seven, we currently expect to deduct the Premium Expense Charge shown below, based on the PCO selected, from any premiums paid up to and including the Target Premium for each of those Policy Years.

	PCO A	PCO B	PCO C	PCO D	PCO E	PCO F (Individual Charge Option)
Policy Years 6-7	4.25%	4.00%	3.75%	3.50%	3.25%	4.25%

Once the Target Premium for either such Policy Year has been reached, we expect to deduct a Premium Expense Charge of 3.50% from any additional premiums paid in such Policy Years for all PCOs (2.5% for PCO E only).

Beginning in the eighth Policy Year, we currently expect to deduct a Premium Expense Charge of 2.50% from any premiums paid – up to and over the Target Premium – for all PCOs.

Guaranteed maximum—We may increase the Premium Expense Charge in the future, at our discretion, but not above the guaranteed maximums. During the first Policy Year, we guarantee that any Premium Expense Charge we deduct will never exceed 19.00% of any premiums paid up to the Target Premium for all PCOs. Once the Target Premium for that Policy Year has been reached, we will never deduct a Premium Expense Charge of more than 6.25% from any additional premiums in that Policy Year for all PCOs. During Policy Years 2-7, we guarantee that any Premium Expense Charge we deduct will never exceed 15.00% of any premiums paid up to the Target Premium for all PCOs. Once the Target Premium for each of those Policy Years has been reached, we will never deduct a Premium Expense charge of more than 6.25% from any additional premiums in each of these Policy Years for all PCOs. Beginning in the eighth Policy Year, we guarantee that any Premium Expense Charge we deduct will never exceed 8.25% of any premiums paid up to the Target Premium for all PCOs. Once the Target Premium for that Policy Year has been reached, we will never deduct a Premium Expense Charge of more than 6.25% from any additional premiums paid in that Policy Year for all PCOs.

The Target Premium, as shown on the Policy Data Page, is based on factors that include, but are not limited to, Insured’s Issue Age, risk class, gender, and the Face Amount of the policy. Any change to the policy which results in a change to the Target Face Amount will change the Target Premium.

DEDUCTIONS FROM CASH VALUE

Each month, we will deduct a Monthly Contract Charge, a Monthly Cost of Insurance Charge, Monthly Per Thousand Face Amount Charge, Monthly Additional Flat Extras, the Mortality and Expense Charge, and applicable loan charges.

We will deduct these charges on the Monthly Deduction Day. The first Monthly Deduction Day will be the monthly anniversary of the Policy Date on or following the Issue Date. If the Policy Date is prior to the Issue Date, the deductions made on the first Monthly Deduction Day will cover the period from the Policy Date until the first Monthly Deduction Day. We deduct these charges from the policy’s Cash Value in each Investment Division and the Fixed Account in accordance with the expense charge allocation you made in the policy application. If no expense charge allocation is in effect, monthly deductions will be made pro-rata from each of the Investment Divisions and the Fixed Account.

MONTHLY CONTRACT CHARGE

On each Monthly Deduction Day, we will deduct a Monthly Contract Charge to cover our costs for providing certain administrative services, including collecting premium collection, record-keeping, processing claims, and communicating with policyowners. This charge is not designed to produce a profit.

We currently deduct a Monthly Contract Charge of $0.00 in Policy Year 1 and $5.00 thereafter ($60.00 per year). We guarantee that this charge will never exceed $15.00 per month ($180 annually) in all Policy Years.

MONTHLY COST OF INSURANCE CHARGE

On each Monthly Deduction Day, we will deduct the Monthly Cost of Insurance Charge from the Cash Value of your policy for the cost of providing a Life Insurance Benefit to you. This charge equals (a) multiplied by the result of (b) minus (c), where:

(a) is the Monthly Cost of Insurance rate per $1,000 of insurance, divided by 1,000;

(b) is the Life Insurance Benefit as of the Monthly Deduction Day, divided by 1.000830; and

(c) is the Alternative Cash Surrender Value, plus any Policy Debt as of the Monthly Deduction Day before this Monthly Cost of Insurance Charge is deducted, but only after the other Monthly Deduction Charges are deducted.

The Net Amount at Risk is (b) minus (c).

The Monthly Cost of Insurance Charge will never be less than zero.

The Life Insurance Benefit varies based on the Life Insurance Option chosen. The Cash Value varies based upon the performance of the Investment Divisions selected, interest credited to the Fixed Account and Loan Account, Policy Debt, charges, and premium payments. We determine the initial rate of the Monthly Cost of Insurance based upon our underwriting of your policy and on whether the policy is corporate- or individually-owned. Underwriting determinations are based on various factors including, but not limited to, the Insured’s Issue Age, gender, underwriting class, Policy Year, and Face Amount. We may change these rates from time to time, based on changes in future expectations of various factors, including, but not limited to, mortality, investment income, expenses, and persistency. For Insureds rated sub-standard risks, Monthly Additional Flat

Extras may be assessed in addition to the Monthly Cost of Insurance Charge due to an Insured’s circumstances including, but not limited to, his or her medical condition, occupation, or motor vehicle or aviation record. Any Monthly Additional Flat Extras (which might apply to certain Insureds based on our underwriting) will also be deducted on each Monthly Deduction Day. If applicable, the amount and duration of these Monthly Additional Flat Extras will be displayed on your Policy Data Page. The cost of insurance rates, however, will never exceed the guaranteed maximum cost of insurance rates for your policy.

We will no longer deduct Monthly Cost of Insurance Charges after the Insured reaches Attained Age 100.

MONTHLY MORTALITY AND EXPENSE CHARGE

We assume a mortality risk that the group of lives we have insured under our policies may, on average, not live as long as we have expected. In addition, we assume an expense risk that the cost of issuing and administering the policies we have sold will be greater than what we have estimated. On each Monthly Deduction Day, we deduct a Monthly M&E Charge from the Separate Account Value as of that day. This charge varies based on the Separate Account Cash Value and the policy duration.

●

Current—We deduct a Monthly Mortality and Expense Charge based on the policy’s Accumulation Units in the Separate Account, the PCO selected, and the Policy Year. The current Monthly Mortality and Expense Charges (annual rates) for each of the PCOs are listed below.

Policy Years	PCO A	PCO B	PCO C	PCO D	PCO E	PCO F (Individual Charge Option)
1-15	0.53%	0.35%	0.15%	0.10%	0.34%	0. 53%
16-20	0.53%	0.35%	0.15%	0.10%	0.15%	0. 53%
21-25	0.53%	0.15%	0.15%	0.10%	0.15%	0. 53%
26 +	0.15%	0.15%	0.15%	0.10%	0.15%	0. 15%

●	Guaranteed Maximum—We guarantee that the Monthly M&E Charge will never exceed an annual rate of 0.90%, or $9.00 per $1,000, of the policy’s Accumulation Units in the Separate Account for all PCOs.

The Monthly M&E Charge will also vary based on the PCO that is applicable to your policy at the time of issue. (See “Description of the Policy—The Policy—Policy Charge Options.”) We may increase or decrease the current Monthly Mortality and Expense Charge if the mortality risk profile of policyowners changes, or if a change in law, regulation, or administrative interpretation thereof affects our cost of doing business including, without limitation, a change that eliminates a tax benefit or deduction that increases our after-tax cost of doing business, or if our costs of doing business change for any other reason. We will notify policyowners at least 30 days before the change by prospectus supplement and letter.

If the charge is insufficient to cover actual costs and assumed risks, the loss will fall on NYLIAC. We expect to profit from this charge. We may use these funds for any corporate purpose, including expenses relating to the sale of the policies.

MONTHLY PER THOUSAND FACE AMOUNT CHARGE

We currently deduct a Monthly Per Thousand Face Amount Charge that varies based on the Insured’s Issue Age, gender, and class of risk at the time of issue. The Monthly Per Thousand Face Amount Charge for each Face Amount increase is based on the Insured’s Issue Age, gender, and class of risk at the time that increase took effect. We calculate the Monthly Per Thousand Face Amount Charge for the initial Face Amount separately from the Monthly Per Face Amount Charge for any increase in the policy’s Face Amount. The maximum Monthly Per Thousand Face Amount charge for any Policy Year will not be greater than 0.60% of the Face Amount divided by 1,000.

ALLOCATING EXPENSE CHARGE DEDUCTIONS

You can choose how to allocate deductions from your Cash Value. These include the Monthly Contract Charge, Monthly Cost of Insurance, Monthly Additional Flat Extras, the Monthly Per Thousand Face Amount Charge, the Monthly M&E Charge, and the monthly cost for any riders. You can instruct us at the time of the policy application, and any time thereafter, to have expenses deducted from any of the Investment Allocation Options you have chosen, or a combination of those Investment Allocation Options. You can change these instructions at any time.

If the accumulations in the Investment Allocation Options you have chosen for deduction under your policy are insufficient to pay these charges, we will deduct the charges proportionately from each of the other Investment Divisions in your policy and the Fixed Account. If you do not instruct us on how you would like the expenses allocated, we will deduct these charges proportionately from each of the Investment Divisions under your policy and the Fixed Account.

SEPARATE ACCOUNT CHARGES

CHARGES FOR FEDERAL INCOME TAXES

We do not currently deduct a charge for federal income taxes from the Investment Divisions, although we may do so in the future to reflect possible changes in the law.

FUND CHARGES

Each Investment Division of the Separate Account purchases shares of the corresponding Eligible Portfolio at the Accumulation Unit value. The Accumulation Unit value reflects the investment advisory fees and other expenses that are deducted from the assets of a Portfolio by the relevant Fund. The advisory fees and other expenses are not fixed or specified under the terms of the policy and may vary from year to year. These fees and expenses are described in the Funds’ prospectuses.

Certain Eligible Portfolios may also impose liquidity or redemption fees on surrenders and partial surrenders (including transfers) pursuant to SEC Rules including Rules 2a-7 or 22c-2 under the 1940 Act. In such cases, we would administer the Fund fees and deduct them from your Cash Value or Policy Transaction proceeds.

PARTIAL SURRENDER PROCESSING FEE

When you make a partial surrender, we reserve the right to deduct a fee, not to exceed $25, for processing the partial surrender. Currently, we do not charge a fee when you make a partial surrender.

FUND TRANSFER CHARGE

We currently do not charge for transfers made between Investment Divisions. However, we reserve the right to apply a charge, which will not exceed $100, for any transfer in excess of 12 in a Policy Year.

LOAN CHARGES

We currently charge an effective annual loan interest rate of 5.00%, payable in arrears. The maximum loan interest rate we will charge is 8.00%. When you Request a loan, an amount equal to the requested loan amount is transferred from the Investment Allocation Options to the Loan Account and this amount is added to any Policy Debt.

When you take a loan against your policy, the loaned amount that we hold in the Loan Account may earn interest at a different rate from the rate we charge you for loan interest. We guarantee that the interest rate we credit on loaned amounts will always be at least the GMIR credited to the Fixed Account for your policy. The rate we currently expect to credit on loaned amounts is 2.00% less than the rate we charge for loan interest. The amount in the Loan Account will be credited with interest at a rate that will never be less than the greater of (1) the GMIR, and (2) the effective annual loan interest rate, less 2.00%. Interest accrues daily and is credited on the Monthly Deduction Day. These rates are not guaranteed and we can change them at any time, subject to the minimums described above. (See “Loans” for more information.)

HOW THE POLICY WORKS

The following example is based on the charges applicable to a policy issued on or after the date of this prospectus to a corporate policyowner during the first Policy Year, issued on a guaranteed issue, non-smoking male Insured, Issue Age 45, with an initial Face Amount of $400,000, and a Target Premium of $17,012, who has selected Life Insurance Benefit Option 1, the CVAT, and PCO A, assuming current charges and a 6.00% hypothetical gross annual investment return, which results in a net annual effective investment return of [5.08%] for all years:

Premium Paid			$7,000
less:	Below Target Premium Expense Charge		1,068
	Above Target Premium Expense Charge		0

equals:	Net Premium		$5,932
less:	Monthly Mortality and Expense Charge (varies monthly)		32
less:	Monthly Cost of Insurance Charge (varies monthly)		141
	Monthly Contract Charge		0
	Monthly Per Thousand Face Amount Charge		0
	Monthly Additional Flat Extras		0
plus:	Net investment performance (varies daily)		[308	]

equals:	Cash Value	$	[6,067	]
plus:	Cash Value Enhancement		[1,068	]

equals:	Alternative Cash Surrender Value (as of end of first Policy Year)	$	[7,135	]

The example that follows is based on the charges applicable to a policy issued on or after the date of this prospectus to an individual policyowner during the first Policy Year, issued on a guaranteed issue, non-smoking male Insured, Issue Age 45, with an initial Face Amount of $400,000, and a Target Premium of $17,012, who has selected Life Insurance Benefit Option 1, the CVAT, and the Individual PCO (Option F), assuming current charges and a 6.00% hypothetical gross annual investment return, which results in a net annual effective investment return of 5.20% for all years:

Premium Paid			$7,000
less:	Below Target Premium Expense Charge		1,068
	Above Target Premium Expense Charge		0

equals:	Net Premium		$5,932
less:	Monthly Mortality and Expense Charge (varies monthly)		32
less:	Monthly Cost of Insurance Charge (varies monthly)		188
	Monthly Contract Charge		0
	Monthly Per Thousand Face Amount Charge		0
	Monthly Additional Flat Extras		0
plus:	Net investment performance (varies daily)		[307	]

equals:	Cash Value	$	[6,019	]
plus:	Cash Value Enhancement		[1,068	]

equals:	Alternative Cash Surrender Value (as of end of first Policy Year)	$	[7,087	]

There is no guarantee that the current charges illustrated above will continue. Depending on the timing and degree of fluctuation in actual investment returns, the actual policy values could be substantially more or less than those shown. A lower value, under certain circumstances, could result in the lapse of the policy unless the policyowner pays more than the stated premium.

DESCRIPTION OF THE POLICY

THE PARTIES

There are three important parties to the policy: the policyowner (or contract owner), the Insured and the beneficiary (or payee). One party can have one or more of these roles. Each party plays an important role in a policy.

POLICYOWNER: This person (persons) or entity can purchase and surrender a policy, and can make changes to it, such as:

●	increase/decrease the Face Amount

●	choose a different Life Insurance Benefit Option

●	elect/add/terminate riders

●	change a beneficiary

●	choose/change underlying Investment Allocation Options

●	take a loan against or take a partial surrender from the Cash Value of the policy.

The current policyowner has the right to transfer ownership to another party/entity. This must be done using our approved “Transfer of Ownership” form in effect at the time of the Request. Please note that the completed Transfer of Ownership form must be sent to our Service Office in Good Order. When we record the change, it will take effect as of the date the form was signed, subject to any payment made or other action we take before recording. Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who becomes the owner of an existing policy. This means the new policyowner will be required to provide its name, address, and other identifying information. A transfer of ownership Request on any variable product requires that the new owner(s) submit financial and suitability information. In addition, following certain types of ownership transfers, you may not be eligible to receive the Alternative Cash Surrender Value upon surrender. For more information about ACSV eligibility, please see “Surrenders—Full Surrenders—Requesting a Surrender.”

INSURED: This individual’s personal information determines the cost of the life insurance coverage and whether the death benefit becomes payable.

BENEFICIARY: The beneficiary is the person(s) or entity(ies) the policyowner specifies on our records to receive the death benefit proceeds from the policy. If the policyowner is an individual, he or she may name his or her estate as the beneficiary.

Who is named as policyowner and beneficiary may impact whether and to what extent the Life Insurance Benefit may be received on a tax-free basis. See the discussion under “Federal Income Tax Considerations—Life Insurance Status of Policy” and “IRC Section 101(j)—Impact on Employer-Owned Policies” for more information.

THE POLICY

The policy provides life insurance protection on the named Insured. We will pay the designated beneficiary the Life Insurance Proceeds if the policy is still in effect when the Insured dies.

The policy offers:

1.	flexible premium payments where you decide the timing and amount of the payment;

2.	a choice of three Life Insurance Benefit options;

3.	access to the policy’s Cash Value through loans and partial surrender privileges (within limits);

4.	the ability to increase or decrease the policy’s Face Amount of insurance (within limits);

5.	a choice of Policy Charge Options; and

6.	a selection of Investment Allocation Options, consisting of 123 Investment Divisions and a Fixed Account with a GMIR.

Your policy will stay in effect as long as the Cash Surrender Value of your policy is sufficient to pay your policy’s monthly deductions.

HOW THE POLICY IS AVAILABLE

The policy is available only as a Non-Qualified Policy. This means that the policy is not available for use in connection with certain employee retirement plans that qualify for special treatment under the federal tax law. The minimum Face Amount of a policy is $25,000. The policyowner may increase the Face Amount, subject to our underwriting rules in effect at the time of the Request. The Insured may not be older than age 85 as of the Policy Date or the date of any increase in Face Amount. Before issuing any policy (or increasing its Face Amount), the policyowner must give us satisfactory evidence of insurability.

We may issue the policy based on underwriting rules and procedures, which are based on NYLIAC’s eligibility standards. These may include guaranteed issue and full medical underwriting. Under certain arrangements, if our procedures permit guaranteed issue underwriting, the cost of insurance rates are higher for healthy individuals when this method of underwriting is used than under a substantially similar policy that is issued based on full medical underwriting. Therefore, Insureds in good health may be able to obtain coverage more economically under a policy that requires full medical underwriting.

We may issue the policy on a unisex basis in certain states or where applicable. For policies issued on a unisex basis, the policyowner should disregard any reference in this prospectus that makes a distinction based on the gender of the Insured.

POLICY PREMIUMS

Once you have purchased your policy, you can make premium payments as often as you like and for any amount you choose, within limits. Other than the initial premium, there are no required premium payments. However, you may need to make additional premium payments to keep your policy from lapsing. The currently available methods of payments are: direct payments to NYLIAC and any other method to which we agree. (See “Premiums” for more information.)

CASH VALUE

After the free look period has expired, or after we receive your policy delivery receipt, whichever is later, the Cash Value of the policy at any time is the sum of the Accumulation Value in the Separate Account, plus the value in the Fixed Account and the Loan Account. A number of factors affect your policy’s Cash Value, including, but not limited to:

●	the amount and frequency of the premium payments;

●	the investment experience of the Investment Divisions you choose;

●	the interest credited on the amount in the Fixed Account;

●	the amount of any partial surrenders you make (including any charges you incur as a result of such surrenders); and

●	the amount of charges we deduct.

CASH SURRENDER VALUE

The Cash Surrender Value equals the Cash Value less Policy Debt.

ALTERNATIVE CASH SURRENDER VALUE

The Alternative Cash Surrender Value is equal to the Cash Surrender Value of the policy, plus the Cash Value Enhancement. You are generally not eligible to receive the ACSV if: (a) the policy is assigned, including an assignment made as part of an exchange under IRC Section 1035, or (b) there is a change of policy ownership, unless the new policyowner is: (i) your wholly owned subsidiary or a corporation under which you were a wholly owned subsidiary on the date ownership changed due to a merger or acquisition; or (ii) a trust you established for the purpose of providing employee benefits. The ACSV is not available to support Monthly Deduction Charges or for purposes of a loan or partial surrender. The ACSV is also not available during the Right to Examine period; nor is it available following the expiration of ten Policy Years.

CASH VALUE ENHANCEMENT

The value of the CVE at any time is equal to the Cumulative Premium Expense Charge, multiplied by the CVE percentage shown below by Policy Year.

1	2	3	4	5	6	7	8	9	10	11+
100%	100%	98%	95%	90%	80%	70%	55%	40%	25%	0%

The maximum CVE rate that will be applied to your Cumulative Premium Expense Charge is 120% in all Policy Years during which it is available.

The Cumulative Premium Expense Charge will vary based on the PCO applicable to your policy. (See “The Policy—Policy Charge Options” and “Table of Fees and Expenses—Transaction Fees” for more information.)

The CVE benefit serves as a full or partial return of the Premium Expense Charges previously assessed. A benefit of the CVE to a corporate policy owner is to allow the policies in the early Policy Years to more closely track the corporate liability that the policies are intended to off-set. The difference between the Cumulative Premiums and the Cash Surrender Value is generally greater in the early Policy Years due to the Premium Expense Charges (the upfront costs associated with purchasing the policy) and the lack of time for the policy’s Cash Value potentially to grow.

In the event of a complete surrender in the early Policy Years, the CVE is intended to eliminate or reduce the difference between the Cumulative Premiums and the amount receivable on a complete (full) surrender. This is accomplished by lowering the cost associated with a surrender in the early Policy Years. The ACSV and CVE benefit may not achieve the intended goal.

NYLIAC does not put aside or segregate, or hold any funds or amounts in a separate account or otherwise to specifically support or pay the CVE benefit. The CVE will not reflect investment experience or investment performance of any kind. The CVE benefit amount, if any, will not be paid or made from the policy or policy assets but is a General Account obligation of NYLIAC. Accordingly, the CVE benefit, including the policyowner’s right to receive payment, is subject to NYLIAC’s claims paying ability. Any claim to payment of the CVE benefit may be subordinate to other claims on the General Account in the event NYLIAC becomes insolvent. NYLIAC may postpone payment of the CVE benefit for up to six months from the date of a surrender request.

Policyowners should consult a tax advisor about the tax and accounting treatment of the policy generally and the ACSV and CVE benefit in particular, before purchasing and in connection with selecting a PCO.

If your policy is reinstated, the CVE will not be reinstated.

INVESTMENT DIVISIONS AND THE FIXED ACCOUNT

We allocate your Net Premium among your selected Investment Divisions available under the policy (See “Management and Organization—Funds and Eligible Portfolios” for our list of available Investment Divisions) and/or the Fixed Account, based on your instructions. Generally, you can allocate your Net Premium among up to any 20 of the 123 Investment Divisions, as well as to the Fixed Account. Certain policies may allocate among 35 Investment Allocation Options and the Fixed Account; contact us for more information.

AMOUNT IN THE SEPARATE ACCOUNT

We use the amount allocated to an Investment Division to purchase Accumulation Units within that Investment Division. We redeem Accumulation Units from an Investment Division when amounts are loaned, transferred, partially surrendered, fully surrendered, or deducted for charges or loan interest. We calculate the number of Accumulation Units purchased or redeemed in an Investment Division by dividing the dollar amount of the Policy Transaction by the Investment Division’s Accumulation Unit value. On any given day, the amount you have in the Separate Account is the value of the Accumulation Units you have in all of the Investment Divisions of the Separate Account. The value of the Accumulation Units you have in a given Investment Division equals the current Accumulation Unit value for the Investment Division multiplied by the number of Accumulation Units you hold in that Investment Division.

DETERMINING THE VALUE OF AN ACCUMULATION UNIT

We calculate the value of an Accumulation Unit at the end of each Business Day. We determine the value of an Accumulation Unit by multiplying the value of that unit on the prior Business Day by the net investment factor.

The net investment factor we use to calculate the value of an Accumulation Unit in any Investment Division is (a) divided by (b), where:

(a) is the net asset value of a Portfolio share, unit, or interest held in the Separate Account for that Investment Division determined at the end of the current Business Day on which we calculate the Accumulation Unit value, plus the per share, unit, or interest amount of any dividends paid or capital gain distributions made by the Portfolio if the ex-dividend date occurs since the end of the immediately preceding Business Day on which we calculate an Accumulation Unit value for that Investment Division; and

(b) is the net asset value of a Portfolio share, unit, or interest held in the Separate Account for that Investment Division determined as of the end of the immediately preceding Business Day on which we calculated an Accumulation Unit value for that Investment Division.

The net investment factor may be greater or less than one. Therefore, the value of an Accumulation Unit may increase or decrease.

AMOUNT IN THE FIXED ACCOUNT

We can limit the amount of Net Premium (and Cash Value) that may be allocated to the Fixed Account, including not allowing any premium to be allocated to the Fixed Account. The premium allocation form will describe the current limit and we will provide you with 30 days’ notice of any change in that limit.

The amount you have in the Fixed Account equals:

 (1) the sum of the Net Premium payments you have allocated to the Fixed Account;

 plus (2) any transfers you have made from the Separate Account to the Fixed Account;

 plus (3) any interest credited to the Fixed Account based on the PCO you selected;

 less (4) any partial surrenders you have taken from the Fixed Account;

 less (5) any charges we have deducted from the Fixed Account;

 less (6) any transfers you have made from the Fixed Account to the Separate Account or to the Loan Account.

TRANSFERS AMONG INVESTMENT DIVISIONS AND THE FIXED ACCOUNT

There is no charge for the first twelve transfers in any one Policy Year. NYLIAC may apply a transfer charge, which will not exceed $100, for each transfer in excess of twelve per Policy Year. This charge will be applied on a pro-rata basis to the Investment Allocation Options to which the transfer is being made. Transfer Requests must be submitted to our Service Office.

Transfers among Investment Divisions and from the Investment Divisions to the Fixed Account:

You may transfer all or part of the Cash Value among Investment Divisions and from the Investment Divisions to the Fixed Account. We have the right to establish limits on your ability to transfer all or part of the Cash Value from an Investment Division to the Fixed Account. These limits may include allowing no transfers from the Investment Divisions to the Fixed Account. We will provide you 30 days’ notice before imposing such limits on transfers.

You may make transfers among Investment Divisions and from the Investment Divisions to the Fixed Account, subject to the following two conditions:

●

Minimum Transfer—Unless we agree otherwise, the minimum amount that may be transferred is the smaller of: (i) $500 or (ii) the value of the Accumulation Units in the Investment Division from which the transfer is made.

●

Minimum Remaining Value—After the transfer, the value of: (i) the remaining Accumulation Units in an Investment Division or (ii) the Fixed Account must be at least $500. If the remaining value would be less than $500, we have the right to include that amount as part of the transfer.

Transfers to or from Investment Divisions will be made based on the Accumulation Unit values on the Business Day on which NYLIAC receives the transfer Request. Transfers received after the close of the NYSE (usually 4 p.m. Eastern Time) on a Business Day, or on a non-Business Day, will be priced as of the next Business Day.

Transfers from the Fixed Account to the Investment Divisions:

You may make transfers from the Fixed Account to the Investment Divisions, subject to limitations that we determine.

●	Minimum Transfer—Unless we agree otherwise, the minimum amount that may be transferred is $500.

●

Minimum Remaining Value—After the transfer, the value remaining in the Fixed Account must be at least $500. If the remaining value would be less than $500, we have the right to include that amount as part of the transfer. (This will apply even in cases where we have limited the maximum that you may transfer, as stated above.)

LIMITS ON TRANSFERS

Procedures Designed to Limit Potentially Harmful Transfers—This policy is not intended as a vehicle for market timing. Generally, we require that all transfer Requests be submitted through the U.S. mail or an overnight carrier. We may permit, in certain limited circumstances for a limited category of policies, transfer Requests to be submitted by fax or e-mail transmission. These requirements are designed to limit potentially harmful transfers.

Your ability to make transfers under the policy is subject to limitation if we determine, in our sole opinion, that the exercise of that privilege may disadvantage or potentially hurt the rights or interests of other policyowners.

Any modification of the transfer privilege could be applied to transfers to or from some or all of the Investment Divisions. If not expressly prohibited by the policy, we may, for example:

●	reject a transfer Request from you or from any person acting on your behalf;

●	restrict the method of making a transfer;

●	charge you for any redemption fee imposed by an underlying Fund; and/or

●	limit the dollar amount, frequency or number of transfers.

We currently do not include the following transfers in these limitations, although we reserve the right to include them in the future: transfers to and from the Fixed Account, the first transfer into the Investment Divisions at the expiration of the free look period, the first transfer out of the MainStay VP U.S. Government Money Market Investment Division or Fidelity® VIP Government Money Market Portfolio or within six months of the issuance of a policy immediately after funds have been transferred to the MainStay VP U.S. Government Money Market Investment Division or Fidelity® VIP Government Money Market Portfolio at the expiration of the free look period, and transfers made pursuant to the Dollar-Cost Averaging and Automatic Asset Reallocation options.

We may change these limitations or restrictions or add new ones at any time without prior notice; your policy will be subject to these changes regardless of the Issue Date of your policy. All transfers are subject to the limits set forth in the prospectus in effect on the date of the transfer Request, regardless of when your policy was issued. Note, also, that any applicable transfer rules, either as indicated above or that we may utilize in the future, will be applied even if we cannot identify any specific harmful effect from any particular transfer.

We apply our limits on transfers procedures to all owners of this policy without exception.

Orders for the purchase of Eligible Portfolio shares are subject to acceptance by the relevant Fund. We will reject or reverse, without prior notice, any transfer Request into an Investment Division if the purchase of shares in the corresponding Eligible Portfolio is not accepted by the Fund for any reason. For transfers into multiple Investment Divisions, the entire transfer Request will be rejected or reversed if any part of it is not accepted by any one of the Funds. Transfer Requests must be sent to our Service Office. We will provide you with written notice of any transfer Request we reject or reverse. You should read the Fund prospectuses for more details regarding their ability to refuse or restrict purchases or redemptions of their shares. In addition, pursuant to Rule 22c-2 of the 1940 Act, a Fund may require us to share specific policyowner transactional data with them, such as taxpayer identification numbers and transfer information.

Risks Associated with Potentially Harmful Transfers—Our transfer procedures are designed to limit potentially harmful transfers. However, we cannot guarantee that our procedures will be effective in detecting and preventing all transfer activity that could disadvantage or potentially hurt the rights or interests of other policyowners. The risks described below apply to policyowners and other persons having material rights under the policies.

●

We do not currently impose redemption fees on transfers or expressly limit the number or maximum amount of transfers in a given period. Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than our procedures in deterring or preventing potentially harmful transfer activity.

●	Our ability to detect and deter potentially harmful transfer activity may be limited by policy provisions.

(1) The underlying Eligible Portfolios may have adopted their own policies and procedures with respect to trading of their respective shares. The prospectuses for the underlying Eligible Portfolios, in effect at the time of any trade, describe any such policies and procedures. The trading policies and procedures of an underlying Eligible Portfolio may vary from ours and be more or less effective at preventing harm. Accordingly, the sole protection you may have against potentially harmful frequent transfers is the protection provided by the procedures described herein.

(2) The purchase and redemption orders received by the underlying Eligible Portfolios reflect the aggregation and netting of multiple orders from owners of this policy and other variable policies we issue. The nature of these combined orders may limit the underlying Eligible Portfolios’ ability to apply their respective trading policies and procedures. In addition, if an underlying Eligible Portfolio believes that a combined order we submit may reflect one or more transfer Requests from owners engaged in potentially harmful transfer activity, the underlying Eligible Portfolio may reject the entire order and thereby prevent us from implementing any transfers that day. We do not generally expect this to happen.

●

Other insurance companies that invest in the Eligible Portfolios underlying this policy may have adopted their own policies and procedures to detect and prevent potentially harmful transfer activity. The policies and procedures of other insurance companies may vary from ours and be more or less effective at preventing harm. If their policies and procedures fail to successfully discourage potentially harmful transfer activity, there could be a negative effect on the owners of all of the variable policies, including ours, whose Investment Divisions correspond to the affected underlying Eligible Portfolios.

●	Potentially harmful transfer activity could result in reduced performance results for one or more Investment Divisions, due to, among other things:

 (1) an adverse effect on Portfolio management, such as:

a) impeding a Portfolio manager’s ability to sustain an investment objective;

b) causing the underlying Eligible Portfolio to maintain a higher level of cash than would otherwise be the case; or

c) causing an underlying Eligible Portfolio to liquidate investments prematurely (or otherwise inopportune time) to pay partial surrenders or transfers out of the underlying Eligible Portfolio.

 (2) increased administrative and Fund brokerage expenses.

 (3) dilution of the interests of long-term investors in an Investment Division if purchases or redemptions into or out of an underlying Eligible Portfolio are made when, and if, the underlying Eligible Portfolio’s investments do not reflect an accurate value (sometimes referred to as “time-zone arbitrage” and “liquidity arbitrage”).

OPTIONS AVAILABLE AT NO ADDITIONAL CHARGE

DOLLAR-COST AVERAGING

Dollar-Cost Averaging is a systematic method of investing that allows you to purchase shares of the Investment Divisions at regular intervals in fixed dollar amounts so that the cost of your shares is averaged over time and over various market cycles. To set up Dollar-Cost Averaging, you must send a completed Dollar-Cost Averaging form to our Service Office in Good Order. The main objective of Dollar-Cost Averaging is to achieve an average cost per share that is lower than the average price per share in a fluctuating market. Because you transfer the same dollar amount to a given Investment Division with each transfer, you purchase more units in an Investment Division if the value per unit is low and fewer units if the value per unit is high. Therefore, you may achieve a lower than average cost per unit if prices fluctuate over the long term. Similarly, for each transfer out of an Investment Division, you sell more units in an Investment Division if the value per unit is low and fewer units if the value per unit is high. Dollar-Cost Averaging does not assure growth or protect against a loss in declining markets.

If you decide to use the Dollar-Cost Averaging feature, we will ask you to specify:

●	the dollar amount you want to have transferred (minimum transfer $100);

●	the Investment Division from which you want to transfer money;

●	the Investment Division(s) and/or Fixed Account to which you want to transfer money;

●	the date on which you want the transfers to be made, within limits; and

●	how often you would like the transfers made, either monthly, quarterly, semi-annually, or annually.

You may not make Dollar-Cost Averaging transfers from the Fixed Account, but you may make Dollar-Cost Averaging transfers into the Fixed Account, subject to any limits specified in the section, “Description of the Policy—Investment Divisions and the Fixed Account—Transfers Among Investment Divisions and the Fixed Account.” We do not count Dollar-Cost Averaging transfers against any limitations we may impose on the number of free transfers.

You may elect this option if your Cash Value is $2,500 or more. We will suspend this option automatically if the Cash Value is less than $2,000 on a transfer date. Once the Cash Value equals or exceeds $2,000, the Dollar-Cost Averaging transfers will resume automatically as last requested.

We will make all Dollar-Cost Averaging transfers on the date you specify, or if the date you specify is not a Business Day, on the next Business Day. You may specify any day of the month other than the 29th, 30th or 31st of a month. We will not process a Dollar-Cost Averaging transfer unless we have received a Request. We must receive this Request at least one week before the date Dollar-Cost Averaging transfers are scheduled to begin. If your Request for this option is received less than five Business Days prior to the date you request it to begin, the transfer(s) will begin on the date you have specified in the month following receipt of your Request.

You may cancel the Dollar-Cost Averaging option at any time. To cancel the Dollar-Cost Averaging option, we must receive a Request. You may not elect Dollar-Cost Averaging if you have chosen Automatic Asset Reallocation. However, you have the option of alternating between these two policy features.

AUTOMATIC ASSET REALLOCATION

If you choose this option, we will reallocate your assets automatically on a schedule you select among the Investment Divisions to maintain a predetermined percentage invested in the Investment Division(s) you have selected. For example, you could specify that 50% of the amount you have in the Investment Divisions of the Separate Account be allocated to one Investment Division, while the other 50% be allocated to another Investment Division. Over time, however, performance variations in each of these Investment Division would cause this balance to shift. With the AAR option, we will reallocate the amount you have in the Separate Account among the Investment Divisions you have selected so that they are invested in the percentages you specify. Values in the Fixed Account are excluded from AAR.

We will make AAR transfers either quarterly, semi-annually, or annually (but not monthly), based on your Policy Anniversary. If your Policy Anniversary is on the 29th, 30th, or 31st of a month, the reallocation transfer will occur on the 28th of the month. Your AAR will be cancelled if a premium allocation change or Investment Division transfer is submitted on your behalf and the AAR is not also modified at the time to be consistent with your Investment Division transfer and premium allocation changes. To process AAR transfers, or to cancel or modify an existing AAR, you must send a Request. NYLIAC must receive your request no later than five Business Days prior to the date the transfer(s) are scheduled to begin. If your request for this option is received less than five Business Days prior to the date you request it to begin, the transfer(s) will begin on the date you have specified in the month following receipt of your request.

You may elect this option if your Cash Value in your Separate Account is $2,500 or more. We will suspend this option automatically if your Cash Value in the Separate Account is less than $2,000 on a reallocation date. Once your Cash Value in the Separate Account equals or exceeds this amount, AAR will resume automatically as scheduled. There is no minimum amount which you must allocate among the Investment Divisions under this option. We do not count AAR transfers against any limitations we may impose on the number of free transfers.

You cannot elect AAR if you have chosen Dollar-Cost Averaging. However, you have the option of alternating between these two policy options.

ATTAINED AGE 100 POLICY ANNIVERSARY

Beginning on the Policy Anniversary on which the Insured’s Attained Age is 100, the Life Insurance Benefit will become the Cash Value for all subsequent years, but the following limitations will apply:

(a)

No further Planned or Unplanned Premiums will be allowed, except as needed to keep your policy from lapsing, and no further deductions for Monthly Cost of Insurance or Monthly Per Thousand Face Amount charges will be made from the Cash Value. We will continue to deduct all other Monthly Deduction Charges.

(b)	The amount in the Fixed Account will continue to accumulate interest.

(c)

You may Request new policy loans and loan interest will continue to accrue on any new and existing loans at the current loan interest rate. However, if the amount of the Policy Debt is greater than the Cash Surrender value of your policy, your policy could lapse.

(d)	Partial surrenders and loan repayments will continue to be allowed.

(e)	Changes to the Life Insurance Benefit Option will not be allowed.

(f)	The policy may be surrendered for its proceeds by submitting a Notice to us.

(g)	Any riders attached to your policy will end, unless stated otherwise in the rider.

(h)	Any assets in the Separate Account will continue to participate in the investment experience of the Investment Divisions.

(i)	Transfers among the Investment Allocation Options will continue to be allowed, subject to the limitations described in your policy.

Your policy may not qualify as life insurance after the Insured’s Attained Age 100 under federal tax law and may be subject to adverse tax consequences. Please consult your tax advisor before choosing to continue the policy or take a policy loan after Attained Age 100.

If your policy is still in effect when the Insured dies, we will pay the Life Insurance Proceeds to the beneficiary.

TAX-FREE “SECTION 1035” INSURANCE POLICY EXCHANGES

Generally, you may exchange one life insurance policy for another in a “tax-free exchange” under Section 1035 of the IRC. Before making an exchange, you should compare both policies carefully. Remember that if you exchange another policy for the one described in this prospectus, you might have to pay a surrender charge on your existing policy and you will have to pay sales expense charges on the new policy. (See “Charges Associated with the Policy—Deductions from Premium Payments—Premium Expense Charge” for more information.) Also, some charges may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income and penalty taxes on the exchange. You should not exchange one policy for another unless you determine, after knowing all of the facts, that the exchange is in your best interest.

Because the final surrender value of your existing policy will be calculated once the new life insurance policy has been approved for issuance, this final surrender value may be impacted by increases or decreases in policy values that result from market fluctuations during the period between submission of the exchange Request and actual processing. The final surrender value may be calculated several Business Days after we receive your exchange Request. Please consult your current insurer for options to potentially mitigate market exposure during this period. In addition, as we will not issue the new policy until we have received an initial premium from your existing insurance company, the issuance of the policy in an exchange could be delayed.

24 MONTH EXCHANGE PRIVILEGE

Within the first 24 months after the Issue Date of your policy, if you decide that you do not want to own your CorpExec VUL Plus policy, you may exchange it for a policy on the life of the Insured without evidence of insurability.

The new policy will be on a permanent plan of life insurance, which we were offering for this purpose on the Issue Date of the existing policy. The new policy will have a face amount equal to the initial Face Amount of your existing policy. It will be based on the same Policy Date, Insured’s class of risk, gender, and Issue Age, but will not offer variable Investment Allocation Options, such as Investment Divisions. The new policy will have the same provisions and be subject to the same limitations as are in the series of permanent plan life insurance policies being issued by us on that date. Any riders attached to the existing policy will end on the date of exchange, unless we agree otherwise.

To exchange your policy:

●	your policy must be in effect on the date of the exchange;

●	you must repay any Policy Debt;

●	you must send a Request to our Service Office; and

●	if necessary, we will require you to make any adjustment between the premiums and Cash Values of the existing policy and the new policy.

You will have to pay any premium or sales expense charges imposed by the new policy. Upon an exchange of a policy, all benefits will end unless we agree otherwise or unless required under state law.

The date of exchange will be the date we receive your policy, along with a signed application for an exchange, and deem all requirements in Good Order.

When you exchange your policy, all riders, if any, and benefits for that policy will end, unless otherwise required by law or we agree otherwise. Requests received after 4:00 p.m. (Eastern Time) on a Business Day, or on a non-Business Day, will be processed as of the next Business Day.

Policy values may increase or decrease due to market fluctuations during the period between submission of the exchange Request and the issuance of the new policy, which could affect the Cash Value applied to your new policy.

PREMIUMS

For the purpose of determining whether we require additional underwriting when accepting a premium payment, we classify your premium payments as Planned and Unplanned Premiums.

The current available methods of payment are: direct payment to NYLIAC or any other method agreed to by us.

Acceptance of initial and subsequent premium payments is subject to the suitability standards of the selling broker-dealer (including those of our affiliated broker-dealer, NYLIFE Securities).

PLANNED PREMIUM

When you apply for your policy, you select a premium payment schedule, which indicates the amount and frequency of premium payments you intend to make. The premium amount you select for this schedule is called your “Planned Premium.” It is shown on your application. Factors that should be considered in determining your premium payment are: age, underwriting class, gender, policy Face Amount, Investment Division performance, and loans.

You may make Planned Premium payments at any time up to the Policy Anniversary on which the Insured’s Attained Age is 100. However, if payment of a Planned Premium will cause the Life Insurance Benefit of your policy to increase more than the Alternative Cash Surrender Value plus Policy Debt will increase, we may refuse that payment. In addition, we may require proof of insurability before accepting that payment and applying it to your policy. If we require such proof, we will require a written application and will place a copy of that application in the policy and make it a part of your policy. There is no penalty if a Planned Premium is not paid, since premium payments, other than the first premium payment, are not specifically required. However, we will require one or more additional premium payments in the circumstance where the Cash Surrender Value of your policy is determined to be insufficient to pay the charges needed to keep your policy in effect. Should the additional payment(s) not be made, your policy will lapse.

UNPLANNED PREMIUM

An Unplanned Premium is a payment you make that is not part of the premium schedule you choose.

●

While the Insured is living, you may make Unplanned Premium payments at any time before the Policy Anniversary on which the Insured’s Attained Age is 100. Unplanned Premium payments may only be made after the Attained Age 100 Policy Anniversary in order to keep the policy from lapsing.

●

If payment of an Unplanned Premium would result in an increase in the Life Insurance Benefit greater than the increase in the Alternative Cash Surrender Value plus Policy Debt, we may refuse it. In addition, we may require proof of insurability before accepting that payment and applying it to your policy. If we require such proof, we will require a written application and will place a copy of that application in the policy and make it a part of the policy. The Life Insurance Benefit increase may be necessary for your policy to continue to qualify as life insurance under IRC Section 7702.

●	Any payment not specifically designated as an Unplanned Premium payment or a loan repayment will be credited to your policy as an Unplanned Premium.

●	The minimum Unplanned Premium amount we allow is $50.

●	You may make up to 12 Unplanned Premium payments in a Policy Year.

No premium payment, planned or unplanned, may be in an amount that would jeopardize the policy’s qualification as life insurance under Section 7702 of the IRC.

Subsequent premium payments must be sent to our Service Office in Good Order.

You can call our Service Office to determine if we have received your premium payment.

RISK OF MINIMALLY FUNDED POLICIES

You may make additional Planned or Unplanned Premium payments at any time until the Policy Anniversary when the Insured’s Attained Age is 100. We will require one or more additional premium payments in the circumstance where the Cash Surrender Value of your policy is determined to be insufficient to pay the charges needed to keep your policy in effect. In such event, you may want to consider paying more premium than requested to account for the impact of potential market fluctuations and performance-related risks on your Cash Value. Should the additional payment(s) not be made, your policy will lapse.

Although premium payments are flexible, you may need to make subsequent premium payments so that the Cash Surrender Value of your policy is sufficient to pay the charges needed to keep your policy in effect. In addition, by paying only the minimum premium required to keep the policy in force, you may forego the opportunity to build up significant Cash Value in the policy. A policy that is maintained with a Cash Surrender Value just sufficient to cover deductions and charges or that is otherwise minimally funded is more likely to be unable to maintain its Cash Surrender Value due to market fluctuations and performance-related risks. When determining the amount of your Planned Premium payments, you should consider funding your policy at a level that has the potential to maximize the investment opportunities within your policy and to minimize the risks associated with market fluctuations. (Your policy can lapse even if you pay all of the Planned Premiums on time.)

TIMING AND VALUATION

Your premium will be credited to your policy on the Business Day that it is received at our Service Office in Good Order, assuming it is received prior to the close of regular trading on the NYSE, generally 4:00 p.m. Eastern Time. Any premiums received in Good Order after that time will be credited to your policy on the next Business Day.

The Portfolio assets making up the Investment Divisions will be valued only on those days that the NYSE is open for trading. Generally, the NYSE is closed on Saturdays, Sundays, and major U.S. holidays.

FREE LOOK (OR “RIGHT TO EXAMINE”)

You have the right to cancel your policy, within certain limits. Under the free look provision of your policy, in most jurisdictions, you have 10 days after you receive your policy to return it and receive a refund. (See “State Variations” for state-by-state details.) To receive a refund, you must return the policy in Good Order to our Service Office (or any other address we indicate to you in writing) or to the registered representative from whom you purchased the policy within 10 days of receiving the policy, along with a Request for cancellation.

We will allocate premium payments you make with your application or during the free look period to the General Account until the end of the free look period. After the end of the free look period, or the date we receive your policy delivery receipt, whichever is later, we will then allocate the Net Premium plus any accrued interest to the Investment Divisions of the Separate Account or the Fixed Account according to the instructions in your Premium Allocation Form. If you cancel your policy, we will pay you, as of the Business Day either our Service Office or the registered representative through whom you purchased it receives the policy along with the Request for cancellation, the greater of (a) your policy’s Cash Value less Policy Debt, or (b) the total premium payments you have made, less Policy Debt and any partial surrenders you have taken. The ACSV (and CVE) do not apply if you exercise this “free look” or right to cancel.

PREMIUM PAYMENTS

Premium payments should be mailed to our Service Office. Acceptance of initial and subsequent premium payments (whether Planned or Unplanned) are subject to the suitability standards of the selling broker-dealer (including those of our affiliated broker-dealer, NYLIFE Securities).

The currently available methods of payment are: direct payment to NYLIAC and any other method to which we agree.

We apply the Net Premium to the Investment Divisions and/or Fixed Account, according to your instructions

If you elect the GPT to determine whether your policy qualifies as life insurance under IRC Section 7702, we may limit your premium payments. If the premiums paid during any Policy Year exceed the maximum amount permitted under the GPT, we will return to you the excess amount within 60 days after the end of the Policy Year. The excess amount of the premiums we return to you will not include any gains or losses attributable to the investment return on those premiums. We will credit interest at a rate of not less than 1.00% on those premiums from the date such premiums cause the policy to exceed the amount permitted under the GPT to the date we return the premiums to you. (See “Policy Payment Information—Life Insurance Benefit Options” for more information.) You may call our Service Office to determine whether an additional premium payment would be allowed under your policy.

You may change the premium allocation any time you make a subsequent premium payment by submitting a revised premium allocation form to our Service Office in Good Order. Your revised premium allocation selection will be effective as of the Business Day we receive the revised premium allocation at our Service Office in Good Order. Premium allocation selections received after market close will be effective the next Business Day. The allocation percentages must total 100% and be in whole numbers or, if needed, may contain up to two decimal places.

PREMIUM PAYMENTS RETURNED FOR INSUFFICIENT FUNDS

If your premium payment is returned by the bank for insufficient funds, we will reverse allocations to the Investment Allocation Options you have chosen and reserve the right to charge you a $100 fee for each returned payment. In addition, the Fund may also redeem shares to cover any losses it incurs as a result of a returned payment. If two consecutive payments by check or electronic premium withdrawals are returned for insufficient funds, this premium payment arrangement will be suspended until you provide Notice to our Service Office that you wish to resume the arrangement and we agree to do so.

POLICY PAYMENT INFORMATION

WHEN LIFE INSURANCE COVERAGE BEGINS

Insurance coverage under the policy will begin on the later of the Policy Date or the date we receive the first Planned Premium payment in Good Order.

The Monthly Deduction Charges will begin on the first Monthly Deduction Day, which will be the monthly anniversary of the Policy Date.

CHANGING THE FACE AMOUNT OF YOUR POLICY

You may increase or decrease the Face Amount of your policy on or after the first Policy Anniversary, subject to the minimum Face Amount limitations and minimum Face Amount increase and decrease amounts shown in the Premium Information section of your Policy Data Page. If you decrease the Face Amount, you may be subject to increased Monthly Cost of Insurance rates which in no event will be higher than the Maximum Cost of Insurance Rates on your Policy Data Page. The Face Amount of your policy affects the Life Insurance Benefit to be paid. To increase the Face Amount of your policy, you must send a Request. We may require a written application, signed by you and the Insured, and proof of insurability to increase the Face Amount. Any increase in Face Amount will be subject to our approval and the limits we set, including the Maximum Option 3 Amount listed on your Policy Data Page. If we approve an increase, we will increase the Face Amount on the Monthly Deduction Day on or after the Business Day we approve the increase. Any increase in Face Amount that occurs automatically and without your Request is not subject to evidence of insurability.

You should consider the following consequences when increasing the Face Amount of your policy:

●	possible increased Monthly Cost of Insurance Charges;

●	an additional Monthly Per Thousand Face Amount Charge;

●	a new suicide and contestability period applicable only to the amount of the increase;

●	a change in the life insurance percentage applied to the entire policy under Section 7702 of the IRC; and

●	a possible new seven-year testing period for modified endowment contract status.

The minimum amount allowed for an increase in Face Amount is $1,000. We do not charge a fee for a Face Amount increase.

In addition, on or after the first Policy Anniversary, you may Request a decrease in the Face Amount of your policy. A decrease in the Face Amount is effective on the Monthly Deduction Day on or after the Business Day we receive the policyowner’s Request for the decrease. You should consider the following possible consequences when decreasing the Face Amount of your policy:

●	a change in the total policy Monthly Cost of Insurance Charge;

●	a change in the Monthly Per Thousand Face Amount Charge;

●	possible force-outs of premium if premiums paid exceed the GPT;

●	adverse tax consequences.

The decrease will first be applied to reduce the most recent increase in Face Amount. It will then be applied to reduce other increases in the Face Amount and then to the initial Face Amount in the reverse order in which they took place. Decreases are subject to the minimum Face Amount specified in your policy. The minimum amount allowed for a decrease in Face Amount is $1,000. We do not charge a fee for a Face Amount decrease.

The policyowner may change the Face Amount while the Insured is living, but only if the policy will continue to qualify as life insurance under IRC Section 7702 after the change is made. An increase or decrease in Face Amount will cause a corresponding change in the Target Premium.

LIFE INSURANCE PROCEEDS

We will pay proceeds to your beneficiary when we receive satisfactory proof that the Insured died while the policy is in effect. These proceeds will equal:

1)	the Life Insurance Benefit calculated under the Life Insurance Benefit Option you have chosen, valued as of the date of death;

plus 2) any additional death benefits available under any available riders, if elected;

less 3) any Policy Debt and any unpaid Monthly Deduction Charges.

We will pay interest on these proceeds from the date the Insured died until the date we pay the proceeds. Interest will accrue at the rate we set each year. It will not be less than that required by law. See “Policy Payment Information—Life Insurance Benefit Options” for more information. We will generally pay a higher rate of interest beginning 31 calendar days from the latest of:

a)	the date that we receive due proof of the Insured’s death in Good Order;

b)	the date that we receive sufficient information to determine our liability, the extent of that liability, and the appropriate payee legally entitled to the Life Insurance Proceeds; and

c)

the date that legal impediments to payment of Life Insurance Proceeds that depend on the action of parties other than us are resolved and sufficient evidence of the same is provided to us. Legal impediments to payment include, but are not limited to, the establishment of guardianships and conservatorships, the appointment and qualification of trustees, executors and administers, and the submission of important information required to satisfy state and federal reporting requirements.

See your policy and “State Variations” for more information.

Beginning on the Policy Anniversary on which the Insured’s Attained Age is 100, the Face Amount, as shown on the Policy Data Page, will no longer apply. Instead, the Life Insurance Benefit under the policy will equal the Cash Value. We will reduce the amount of the death benefit proceeds by any Policy Debt. Also, no further monthly deductions will be made for the Monthly Cost of Insurance Charge and Per Thousand Face Amount Charge. For more information about your policy as of the Policy Anniversary when the Insured’s Attained Age is 100, see “Description of the Policy—Attained Age 100 Policy Anniversary.” The federal income tax treatment of a life insurance policy is uncertain after the Insured’s Attained Age is 100. See “Federal Income Tax Considerations.”

Every state has unclaimed property laws, which generally declare a life insurance policy to be abandoned after a period of inactivity of three to five years from the date the Insured’s Attained Age is 100 or the date the life insurance benefit is due and payable. For example, if the payment of a life insurance benefit has been triggered, but, if after a thorough search, we are unable to locate the beneficiary of the life insurance benefit, or the beneficiary does not come forward to claim the life insurance benefit in a timely manner, the life insurance benefit may be paid to the abandoned property division or unclaimed property office of the state in which the beneficiary or the Insured last resided, as shown on our books and records, or to Delaware (our state of domicile. This escheatment is revocable, however, and the state is obligated to pay the life insurance benefit (without interest) if your beneficiary steps forward to claim it with the proper documentation. To prevent such escheatment, it is important that you update your beneficiary designation, including addresses, if and as they change. Please contact us at 1(888) 695-4748 or send a Notice to our Service Office (or any other address we indicate to you in writing) to make such changes.

PAYEES

The beneficiary is the person(s) or entity(ies) you have specified in our records to receive the Life Insurance Proceeds from your policy. You have certain options regarding the policy’s beneficiary:

●	You name the beneficiary when you apply for the policy. The beneficiary will receive the Life Insurance Proceeds after the Insured dies.

●	You may elect to have different classes of Beneficiaries, such as primary and secondary, where these classes determine the order of payment. You may identify more than one beneficiary per class.

●

To change a revocable beneficiary while the Insured is living, you must send a Request. Generally, the change will take effect as of the date the Request is signed, unless otherwise specified by the policyowner and subject to any payments we made or actions we have already taken.

●

If no beneficiary is living when the Insured dies, we will pay the Life Insurance Proceeds to you (the policyowner) or if you are deceased, to your estate or your successor in interest, unless we have other instructions from you to do otherwise.

You may name only those individuals who are able to receive payments on their own behalf as payees or successor payees, unless we agree otherwise. We may require proof of the age of the payee or proof that the payee is living. If we still have an unpaid amount, or there are some payments which still must be made when the last surviving payee dies, we will pay the unpaid amount with interest to the date of payment, or pay the present value of the remaining payments, to that payee’s estate. We will make this payment in one sum. The present value of the remaining payments is based on the interest rate used to compute them, and is always less than their sum.

HOW WE WILL PAY LIFE INSURANCE PROCEEDS

We will pay the Life Insurance Proceeds in a lump sum. After the death of the Insured, we will pay the beneficiary a single check for the amount of the Life Insurance Proceeds. Any Life Insurance Proceeds paid in one sum will include interest from the date of the Insured’s death to the date of payment. We set the interest rate each year. The rate will be at least the rate required by law.

WHEN WE PAY LIFE INSURANCE PROCEEDS

If the policy is still in effect, we will pay any Cash Surrender Value or, if applicable, Alternative Cash Surrender Value, partial surrenders, loan proceeds, or the Life Insurance Proceeds generally within seven days after we receive all of the necessary requirements at our Service Office in Good Order.

Under the following situations, payment of proceeds may be delayed:

●

We may delay payment of any loan proceeds attributable to the Separate Account, any partial surrenders from the Separate Account, the Cash Surrender Value, the Alternative Cash Surrender Value, or the Life Insurance Proceeds during any period that:

(1)

we are unable to determine the amount to be paid because the NYSE is closed (other than customary weekend and holiday closings), trading is restricted by the SEC, an emergency exists, or an Eligible Portfolio suspends redemptions pursuant to SEC Rules 2a-7 or 22e-3 under the 1940 Act or otherwise; or

(2)	the SEC, by order, permits us to delay payment in order to protect our policyowners.

●

We may delay payment of any portion of any loan, CVE, or surrender Request, including Requests for partial surrenders, from the Fixed Account for up to six months from the date we receive your Request.

●	We may delay payment of the entire Life Insurance Proceeds if we contest the payment. We investigate all death claims that occur within the two-year contestable period. Upon receiving information from a completed investigation, we will make a determination, generally within five days, as to whether the claim should be authorized for payment. Payments are made promptly after the authorization.

●

Federal laws made to combat terrorism and prevent money laundering by criminals might, in certain circumstances, require us to reject a premium payment and/or “freeze” a policy. If these laws apply to a particular policy(ies), we would not be allowed to pay any Request for transfers, partial surrenders, surrenders, loans, or Life Insurance Proceeds. If a policy or an account is frozen, the Cash Value would be moved to a special segregated interest-bearing account and held in that account until we receive instructions from the appropriate federal regulator.

●

If you have submitted a recent check or draft, we have the right to defer payment of any surrenders, loans, Life Insurance Proceeds, or amounts due pursuant to the free look provision until such check or draft has been honored. It may take up to 15 days for a check to clear through the banking system.

We will pay interest on Life Insurance Proceeds from the date the Insured died until the date we pay the proceeds. Under certain circumstances, we may pay additional interest, as described in “Life Insurance Proceeds.” We set the interest rate each year. It will not be less than that required by law.

LIFE INSURANCE BENEFIT OPTIONS

Under your policy, the Life Insurance Benefit depends on the Life Insurance Benefit Option you choose. Your policy offers three options:

●

Option 1—The Life Insurance Benefit under this option is equal to the greater of (a) the Face Amount of the policy, or (b) a percentage of the sum of the Alternative Cash Surrender Value plus any Policy Debt necessary for the policy to qualify as life insurance under Section 7702 of the IRC.

●

Option 2—The Life Insurance Benefit under this option is equal to the greater of (a) the sum of the Face Amount of the policy plus the Alternative Cash Surrender Value plus any Policy Debt, or (b) a percentage of the sum of the Alternative Cash Surrender Value plus any Policy Debt necessary for the policy to qualify as life insurance under Section 7702 of the IRC.

●

Option 3—The Life Insurance Benefit under this option is equal to the greater of (a) the sum of the Face Amount of the policy plus any Adjusted Cumulative Premiums up to, but not exceeding, the Maximum Option 3 Amount listed on the Policy Data Page, or (b) a percentage of the sum of the Alternative Cash Surrender Value plus any Policy Debt necessary for the policy to qualify as life insurance under Section 7702 of the IRC.

The Cash Value and, if applicable, the Alternative Cash Surrender Value will fluctuate due to the performance results of the Investment Divisions you choose. We subtract any Policy Debt and any Monthly Deduction Charges incurred but not yet deducted, and then credit any applicable interest on the balance. We pay interest on the Life Insurance Proceeds from the date of death to the date the Life Insurance Proceeds are paid. We set the interest rate each year. It will not be less than that required by law.

Under IRC Section 7702, a policy may be treated as life insurance for federal tax purposes if, at all times, it meets either the GPT or the CVAT. Under any of the Life Insurance Benefit Options, the Life Insurance Benefit cannot be less than the policy’s Alternative Cash Surrender Value plus Policy Debt, times a percentage determined from the appropriate IRC Section 7702 qualification test. You must choose either the GPT or CVAT before the policy is issued. Once the policy is issued, you may not change to a different table. The Life Insurance Benefit will vary depending on which test is used. You can find the table that contains the percentages on the Policy Data Page.

The GPT has two components, a premium limit component and a corridor component. The premium limit restricts the amount of premium that can be paid into a policy. The corridor requires that the Life Insurance Benefit be at least a certain percentage (varying each year by the Insured’s Attained Age) of the Alternative

Cash Surrender Value. The CVAT does not have a premium limit, but does have a corridor that requires that the Life Insurance Benefit be at least a certain percentage (varying based on Attained Age, gender, and risk class of the Insured) of the Alternative Cash Surrender Value.

The corridor under the CVAT is different than the corridor under the GPT. Specifically, because the percentages used for GPT corridor are lower than under the CVAT, a GPT corridor policy must attain a higher level of Alternative Cash Surrender Value before the relevant IRC table will result in an automatic Life Insurance Benefit increase. Any such automatic increase in the Life Insurance Benefit may result in additional Cost of Insurance charges. Therefore, a CVAT policy is more likely to incur such additional charges than a GPT policy.

In deciding whether or not to choose the CVAT, you should consider that the CVAT generally permits more premiums to be contributed to a policy, but may require the policy to have a higher Life Insurance Benefit. (See below for examples of the impact of these tests on sample Life Insurance Benefit options.)

Tax law provisions relating to “employer-owned life insurance contracts” may impact whether and to what extent the Life Insurance Benefit may be received on a tax-free basis. You may be required to take certain actions before acquiring the policy to ensure that such benefit may be received on a tax-free basis. See the discussion under “Federal Income Tax Considerations—Life Insurance Status of Policy—IRC Section 101(j)—Impact on Employer-Owned Policies” for more information.

EFFECT OF INVESTMENT PERFORMANCE ON THE DEATH BENEFIT

Positive investment experience in the Investment Divisions may result in a Life Insurance Benefit that will be greater than the Face Amount, but negative investment experience will never result in a Life Insurance Benefit that will be less than the Face Amount, so long as the policy remains in force.

Example 1: The following example shows how the Life Insurance Benefit varies as a result of investment performance on a policy, assuming that Life Insurance Benefit Option 1 and the GPT table have been selected and that the Insured is a male with a Non smoker underwriting class, and assuming that the age at death is 45:

	Policy A	Policy B
(1) Face Amount	$100,000	$100,000
(2) Alternative Cash Surrender on Date of Death	$50,000	$40,000
(3) Percentage on Date of Death from GPT Table	215%	215%
(4) Alternative Cash Surrender Value multiplied by
Percentage from GPT Table	$107,500	$86,000
(5) Life Insurance Benefit = Greater of (1) and (4)	$107,500	$100,000

Example 2: The following example shows how the Life Insurance Benefit varies as a result of investment performance on a policy, assuming that Life Insurance Benefit Option 1 and the CVAT table have been selected and that the Insured is a male with a Nonsmoker underwriting class, and assuming that the age at death is 45:

	Policy A	Policy B
(1) Face Amount	$100,000	$100,000
(2) Alternative Cash Surrender on Date of Death	$50,000	$40,000
(3) Percentage on Date of Death from CVAT Table	380%	380%
(4) Alternative Cash Surrender Value multiplied by
Percentage from CVAT Table	$190,000	$152,000
(5) Death Benefit = Greater of (1) and (4)	$190,000	$152,000

CHANGING YOUR LIFE INSURANCE BENEFIT OPTION

On or after the first Policy Anniversary, you may change the Life Insurance Benefit Option while the Insured is alive. We reserve the right to limit the number of changes to the Life Insurance Benefit Option. A

Request for a change to the Life Insurance Benefit Option will be subject to our approval and the limits we set. We may require a written application signed by the policyowner and the Insured, and proof of insurability. Any change will take effect on the Monthly Deduction Day on or after the date we approve the policyowner’s Request. Any change will be subject to our approval and the limits we set. The Face Amount of the policy after a change in option will be an amount that results in the Life Insurance Benefit after the change being equal to the Life Insurance Benefit before the change.

Changes from Option 1 to Option 2 If you change from Option 1 to Option 2, the Face Amount of the policy will be decreased by the sum of the Alternative Cash Surrender Value plus Policy Debt.	Changes from Option 2 to Option 1 If you change from Option 2 to Option 1, the Face Amount of the policy will be increased by the Alternative Cash Surrender Value plus Policy Debt.

Changes from Option 3 to Option 1 If you change from Option 3 to Option 1, the Face Amount of the policy will increase by the Adjusted Cumulative Premiums.	Changes from Option 3 to Option 2 If you change from Option 3 to Option 2, the Face Amount of the policy will increase by the difference between the ACSV and the Adjusted Cumulative Premiums.
Changes to Option 3 are prohibited.

To change your Life Insurance Benefit Option, you must submit a Request. Changing your Life Insurance Benefit Options may have tax consequences. You should consult a tax advisor before changing your Life Insurance Benefit.

ADDITIONAL POLICY PROVISIONS

CHANGE OF OWNERSHIP

A successor policyowner may be named in the application, in a form we provide, or be designated in a Request. The successor policyowner will become the new policyowner when the original policyowner dies, if the original policyowner dies before the Insured. If no successor policyowner survives the original policyowner and the original policyowner dies (or ceases to exist) before the Insured, the original policyowner’s estate (or successor in interest) becomes the new policyowner.

The policyowner may also change the policyowner by sending a Request. When this change takes effect, all rights of ownership in the policy will pass to the new policyowner.

When we record a change of policyowner or successor policyowner, these changes will take effect as of the date of the policyowner’s Notice, unless otherwise specified by the policyowner. This is subject to any payments we made or action we took before recording these changes. We may require that these changes be endorsed in the policy. Changing the policyowner or naming a new successor policyowner cancels any prior choice of policyowner or successor policyowner, respectively, but does not change the beneficiary. The CVE is generally not available if (i) the policy is assigned, including an assignment made as part of an exchange under Section 1035 of the IRC, or (ii) there is a change of policy ownership, unless the new owner is: (i) your wholly owned subsidiary or a corporation under which you were a wholly owned subsidiary on the date ownership changed due to a merger or acquisition; or (ii)  a trust you established for the purpose of providing employee benefits.

LIMITS ON OUR RIGHTS TO CHALLENGE YOUR POLICY

Generally, we must bring any legal action contesting the validity of your policy within two years of the Issue Date. After that, we cannot contest its validity, except for failure to pay premiums, unless the Insured died within that two-year period, or for cases of fraud in the procurement of your policy, but only when permitted in the state where your policy was delivered. However, for any increase(s) in Face Amount, this two-year period begins on the effective date of the increase. We may contest the payment of that amount only on the basis of those statements made in the application for such increase in Face Amount. If the Life Insurance Benefit is increased due to an Unplanned Premium payment, a two-year contestable period for that increase, based on any statements made in the application for that increase, will begin on the effective date of that payment. However, our right to contest the policy will not apply to an increase in Face Amount that is due simply to a change in the Life Insurance Benefit Option. If the policy ends and is reinstated, we will not contest the policy after it has been in effect during the lifetime of the Insured for two years from the date of reinstatement, unless the original contestable period has not expired as of that date.

SUICIDE

If the death of the Insured is a result of suicide within two years of the Issue Date, or less where required by law and while the policy is in force, we will pay a limited life insurance benefit in one sum to the beneficiary. The limited life insurance benefit is the total amount of premiums, less any Policy Debt and/or any partial surrender benefits paid. If a suicide occurs within two years of the effective date of a Face Amount increase or the Life Insurance Benefit is increased due to an Unplanned Premium payment, we will only pay the Monthly Cost of Insurance Charges we deducted from Cash Value for that increase or payment. No new suicide provision will apply if the Face Amount increase was due solely to a change in the Life Insurance Benefit Option. If the policy has been reinstated, suicide within two years of the date of reinstatement is not covered by the policy unless the original suicide period has not expired as of the effective date of the reinstatement.

MISSTATEMENT OF AGE OR GENDER

If the policy application misstates the Insured’s age or gender, we will adjust the Cash Value, the Cash Surrender Value, the Alternative Cash Surrender Value, the Life Insurance Benefit, and the benefits under any attached riders to reflect the correct age and gender as of the original Issue Date. We will adjust the Life Insurance Proceeds provided by your policy based on the most recent mortality charge for the correct date of birth and/or gender. If that correction would cause a reduction in the policy’s Cash Value, the Cash Value will remain unchanged. If that correction would cause an increase in the Cash Value, the Cash Value will be recalculated from the Issue Date using the mortality charge based on the correct age and/or gender.

ASSIGNMENT

While the Insured is living, you may assign a policy as collateral for a loan or other obligation. In order for this assignment to be binding on us, we must receive a Request for the assignment at our Service Office. We are not responsible for the validity of any assignment. If your policy is a modified endowment contract, assigning your policy may result in taxable income and tax penalties to you. (See “Federal Income Tax Considerations” for more information.) The Alternative Cash Surrender Value and Cash Value Enhancement are generally not available if you assign your policy. (See “State Variations” and your policy for more information about assignments.)

SURRENDERS

PARTIAL SURRENDERS

You may request a partial surrender from your policy if: (1) the Insured is living, (2) the partial surrender requested is at least $500, and (3) the partial surrender will not cause the policy to fail to qualify as life insurance under IRC Section 7702.

AMOUNT AVAILABLE FOR A PARTIAL SURRENDER

You may request a partial surrender from the policy for an amount up to the Cash Surrender Value of your policy. We process a partial surrender as of the Business Day we receive your Request. If we receive your Request after the NYSE is closed for trading, or on a day the NYSE is not open for trading, we will deem the day we receive your Request to be the next Business Day. If a partial surrender would reduce the policy’s Face Amount below the minimum Face Amount requirement of $25,000, we reserve the right to require a full surrender. See “Surrenders—Partial Surrenders—The Effect of a Partial Surrender” for more information on how a partial surrender may reduce your Face Amount, as applicable.

REQUESTING A PARTIAL SURRENDER

You may request a partial surrender from your policy by sending a Request to our Service Office.

Generally, we will pay any partial surrender in one lump sum within seven days after we receive all necessary documentation and information in Good Order. However, we may delay payment under certain circumstances. (See “Policy Payment Information—When We Pay Life Insurance Benefit Proceeds” for more information.)

Your requested partial surrender will be effective on the date we receive your written Request. However, if the day we receive your Request is not a Business Day or if your Request is received after the close of regular trading on the NYSE, then the requested partial surrender will be effective the next Business Day.

When you make a partial surrender, we reserve the right to deduct a fee, not to exceed $25, for processing the partial surrender. You may specify how much of the partial surrender you want taken from the amount you have in each of the Investment Allocation Options. If you do not specify how you would like your partial surrender allocated, we will deduct the partial surrender and any partial surrender fee from the Investment Allocation Options in proportion to the amounts you have in each of these Investment Allocation Options. If the partial surrender Request is greater than the amount in the Investment Allocation Options you have chosen, we will pay the balance pro-rata from your assets in the remaining Investment Allocation Options to which you have allocated funds. A partial surrender may result in taxable income to you and a 10% penalty tax may apply. (See “Federal Income Tax Considerations.”)

THE EFFECT OF A PARTIAL SURRENDER

When you take a partial surrender, we reduce your Cash Value, Cash Surrender Value, Alternative Cash Surrender Value, and the Adjusted Cumulative Premiums by the amount of the partial surrender and any applicable partial surrender fee. To withdraw funds from the policy, we must receive your Request.

●	Option 1

If you have elected Life Insurance Benefit Option 1, we reduce your policy’s Face Amount by the greater of (a) or (b), where:

(a) is zero, and

(b) is the partial surrender less the greater of:

(i) zero; or

(ii) the sum of the Alternative Cash Surrender Value plus Policy Debt prior to the partial surrender, less the result of the Face Amount prior to the partial surrender, divided by the applicable percentage shown on the Policy Data Page that corresponds to the Insured’s Attained Age at time of the partial surrender.

●	Option 2

For policies where Life Insurance Benefit Option 2 is in effect, a partial surrender will not affect the Face Amount.

●	Option 3

For policies where Life Insurance Benefit Option 3 is in effect and the Adjusted Cumulative Premiums are greater than the amount of the partial surrender, a partial surrender will not affect the policy’s Face Amount. If the Adjusted Cumulative Premiums are less than the amount of the partial surrender, the Face Amount will be reduced by the difference between:

(a) the amount of the partial surrender less the Adjusted Cumulative Premiums immediately prior to the partial surrender; and

(b) the greater of:

(i) the Alternative Cash Surrender Value of the policy immediately prior to the partial surrender, less the Adjusted Cumulative Premiums, minus the policy’s Face Amount, divided by the applicable percentage, as shown on the Policy Data Page for the Insured’s Attained Age at the time of the partial surrender; or

(ii) zero.

If the above results in zero or a negative amount, there will be no adjustment in the policy’s Face Amount.

Any decrease in the policy’s Face Amount caused by the partial surrender will first be applied against the most recent increase in Face Amount. It will then be applied to other increases in the Face Amount and then, to the initial Face Amount, in the reverse order in which they took place.

FULL SURRENDERS

CASH VALUE

After the free look period has expired, or after We receive your policy delivery receipt, whichever is later, the Cash Value of the policy is the sum of the Accumulation Value in the Separate Account, the value in the Fixed Account and the value in the Loan Account. A number of factors affect your policy’s Cash Value, including, but not limited to:

●	the amount and frequency of the premium payments;

●	the investment experience of the Investment Divisions you choose;

●	the interest credited on the amount in the Fixed Account;

●	the amount of any partial surrenders you make (including any charges you incur as a result of such surrenders); and

●	the amount of charges we deduct.

CASH SURRENDER VALUE

The Cash Surrender Value equals the Cash Value less Policy Debt.

ALTERNATIVE CASH SURRENDER VALUE

The Alternative Cash Surrender Value (“ACSV”) is equal to the policy’s Cash Surrender Value plus the Cash Value Enhancement. You are generally not eligible to receive the ACSV if: (a) the policy is assigned, including an assignment made as part of an exchange under IRC Section 1035, or (b) there is a change of policy ownership, unless the new policyowner is: (i) your wholly owned subsidiary or a corporation under which you were a wholly owned subsidiary on the date ownership changed due to a merger or acquisition; or (ii) a trust you established for the purpose of providing employee benefits. The ACSV is not available to support Monthly Deduction Charges or for purposes of a loan or partial withdrawal. The ACSV is also not available during the Right to Examine period; nor is it available following the expiration of ten Policy Years.

REQUESTING A SURRENDER

To surrender the policy, you must send a Request to our Service Office. Surrender Requests may also be accepted via fax or e-mail.

Upon full surrender, you will receive the Cash Surrender Value or, if applicable, the Alternative Cash Surrender Value less any Policy Debt, while the Insured is alive and this policy is in effect. We will calculate the Cash Surrender Value or Alternative Cash Surrender Value as of the date on which we receive your Request, unless a later effective date is selected. All insurance will end on the date we receive your Request for full cash surrender at our Service Office.

You generally are not eligible to receive the Alternative Cash Surrender Value if (i) the policy is assigned, including an assignment made as part of an exchange under Section 1035 of the IRC, or (ii) there is a change of policy ownership, unless the new owner is: (i) your wholly owned subsidiary or a corporation under which you were a wholly owned subsidiary on the date ownership changed due to a merger or acquisition; or (ii) a trust you established for the purpose of providing employee benefits.

WHEN THE SURRENDER IS EFFECTIVE

Unless you choose a later effective date, your surrender will be effective as of the end of the Business Day our Service Office receives your Request, together with the policy. If, however, the day we receive your Request is not a Business Day or if your Request is received after the closing of regular trading on the NYSE, the Requested surrender will be effective on the next Business Day on which the NYSE is open. Generally, we will mail the surrender proceeds in one lump sum within seven days after the effective date, subject to the limits explained by the “Policy Payment Information—When We Pay Life Insurance Benefit Proceeds” section. All insurance coverage under the policy will end on the day we receive your surrender Request. A surrender may result in taxable income and a 10% penalty tax may apply. (See “Federal Income Tax Considerations” for more information.)

LOANS

You may borrow any amount up to the Loan Value of the policy, subject to the Minimum Redemption amount of $500 per Investment Division. The value in the Loan Account will never be less than (a + b) – c, where:

a = the amount in the Loan Account on the prior Policy Anniversary;

b = the amount of any loan taken since the prior Policy Anniversary; and

c = any loan amount repaid since the prior Policy Anniversary.

Your state may have a different limit for Loan Value. See your policy for more information.

Your policy will be used as collateral to secure this loan. Any amount that secures a loan remains part of your policy’s Cash Value but is transferred to the Loan Account. We credit any amount that secures a loan (the loaned amount) with an interest rate that we expect to be different from the interest rate we credit on the Fixed Account.

When you request a loan, or when outstanding interest is added to and becomes part of a loan (Policy Debt), a transfer of funds will be made from the Investment Allocation Options to the Loan

YOUR POLICY AS COLLATERAL FOR A LOAN

The Loan Account secures any Policy Debt and is part of our General Account. When you Request a loan, a transfer of funds will be made from the Investment Allocation Options to the Loan Account so that the Cash Value in the Loan Account is at least 100% of the requested loan plus any existing Policy Debt. When you request a loan, you may specify the Investment Allocation Options from which the transfer should occur. If you do not specify the source, the transfer amount will be deducted pro-rata from the Investment Allocation Options.

If the requested loan exceeds the amount invested in the specified Investment Allocation Options, the balance will be transferred pro-rata from your assets in the remaining Investment Allocation Options you have.

Transfers from Investment Allocation Options to the Loan Account are subject the Minimum Redemption amount of $500 per Investment Division. See “Investment Divisions and the Fixed Account—Transfers Among the Investment Divisions and the Fixed Account.”)

On each Policy Anniversary:

(a)	if the Policy Debt exceeds the amount in the Loan Account, the excess amount will be transferred from the Investment Allocation Options to the Loan Account.

(b)	if the amount in the Loan Account exceeds the Policy Debt, the excess will be transferred from the Loan Account to the Investment Allocation Options.

The effective date of the loan is the Business Day we receive your loan Request, if we receive it before the close of regular trading on the NYSE, generally 4 P.M EST. Requests received after the NYSE closes are effective the next Business Day.

LOAN INTEREST

We currently charge an effective annual loan interest rate of 5.00%, payable in arrears. This current rate is determined by us from time to time and is not adjusted based on the size of the loan. Loan interest accrues each day. Any loan interest that you do not pay as of the Policy Anniversary will become part of the loan, and will also accrue interest. An amount may need to be transferred to the Loan Account to cover this increased loan amount. The annual loan interest rate will never be greater than 8.00%.

INTEREST CREDITED ON THE CASH VALUE HELD AS COLLATERAL FOR A POLICY LOAN

When you take a loan against your policy, the loaned amount that we hold in the Loan Account may earn interest at a different rate from the rate we charge you for loan interest. The rate on the Loan Account may also be different from the rate we credit on amounts in the Fixed Account. We guarantee that the rate we credit on the Loan Account will never be less than the greater of (1) 2% lower than the rate we charge for policy loans or (2) the GMIR we credit to the Fixed Account. The interest earned on the Loan Account accrues daily and is credited to the Fixed Account daily.

LOAN REPAYMENT

You may repay all or part of a policy loan at any time while your policy is in effect. A payment we receive from you while you have a loan outstanding will only be credited as a loan repayment if designated as such. When a loan repayment is received, we will first use the money to cancel all or part of any Policy Debt which was originally taken from the Fixed Account. Any remaining portion of the loan payment will be allocated to the Investment Divisions according to your premium allocation in effect on the date of your loan repayment, unless you indicate otherwise, and we agree. If there is no money allocated to the Investment Divisions on the date of your loan repayment, the entire remaining loan repayment amount will be allocated to the Fixed Account. Loan payments must be sent to NYLIAC at our Service Office. If we receive your loan repayment after the NYSE is closed for trading, or on a day the NYSE is not open for trading, we deem the day we receive your Request to be the next Business Day.

EXCESS LOAN CONDITION

If the Policy Debt is greater than the Cash Value, we will mail a notice to you at your last known address. We will also send a copy of the notice to the last known assignee, if any, on our records. If you do not pay the excess of the Policy Debt over the Cash Value within 31 days after the day we mail you this notice, we will terminate your policy. This could result in a taxable gain and penalty tax to you. (See “Termination and Reinstatement—Reinstatement Option.”)

THE EFFECT OF A POLICY LOAN

A loan, repaid or not, has a permanent effect on your Cash Value. This effect occurs because amounts borrowed are removed from your Investment Divisions (which receive investment performance) and placed in the Loan Account (which earns interest at a fixed rate). Investment results will apply only to the amounts remaining in your Investment Divisions. The longer a loan is outstanding, the greater the effect on your Cash Value. The effect could be favorable or unfavorable. If the Investment Divisions earn more than the annual interest rate credited to the Loan Account, your Cash Value will not increase as rapidly as it would have had no loan been made. If the Investment Divisions earn less than the interest credited to the Loan Account, then your

Cash Value may be greater than it would have been had no loan been made. If not repaid, the aggregate amount of the Policy Debt will reduce the Life Insurance Benefit Proceeds that might otherwise be payable.

In addition, unpaid capitalized loan interest generally will be treated as a new loan under the IRC. If the policy is a modified endowment contract, a loan may result in taxable income and penalty taxes to you. In addition, for all policies, if the loans taken, including unpaid loan interest, exceed the Cumulative Premiums, policy surrender or policy lapse will result in a taxable gain to you. Finally, it is possible that a loan could be treated as a taxable distribution if there is no spread or a very small spread between the interest rate charged on the loan and the interest rate credited to the Loan Account. (See “Federal Income Tax Considerations” for more information.)

TERMINATION AND REINSTATEMENT

LATE PERIOD

If, on a Monthly Deduction Day, your Cash Surrender Value is less than the Monthly Deduction Charges, your policy will continue until the expiration of the Late Period. (See “State Variations” for state-by-state details.) This may happen even if all the Planned Premiums have been paid. During this period, you have the opportunity to pay any premium needed to cover any overdue charges. We will mail a notice to your last known address stating this amount. We will send a copy to the last known assignee, if any, on our records. We will mail these notices at least 31 days before the end of the Late Period. Your policy will remain in effect during the Late Period. However, if we do not receive the required payment, postmarked by the end of the Late Period, we will terminate your policy without any benefits. No new loans or partial surrenders may be taken during the Late Period.

If the Insured dies during the Late Period, we will pay the Life Insurance Proceeds to the beneficiary. We will reduce the Life Insurance Benefit by the amount of any Policy Debt and by any unpaid Monthly Deduction Charges for the full Policy Month(s) that run from the beginning of the Late Period through end of the Policy Month in which the Insured dies.

REINSTATEMENT OPTION

If your policy has ended, you may Request that we reinstate your policy (and any other benefits provided by riders in effect at the end of the policy) if all of these conditions are met:

●	you send a Request for reinstatement within three years after your policy is ended;

●	the Insured is alive;

●	you have not surrendered your policy for its full Cash Surrender Value or, if applicable, Alternative Cash Surrender Value.

Keep in mind that a termination and subsequent reinstatement may cause your policy to become a modified endowment contract. Modified endowment contracts are subject to less favorable tax treatment on partial surrenders or amounts borrowed from the policy.

If the required payment is made within 31 days after the end of the Late Period, no proof of insurability is required. If the required payment is not made within 31 days after the end of the Late Period, a written application will be required and you must provide proof of insurability that is acceptable to us.

To reinstate the policy, you must make a payment sufficient to cover the Monthly Deduction Charges and any other policy charges to keep the policy in force for at least three months. This payment will be in lieu of the payment of all premiums in arrears. You may want to consider paying additional premium to protect against the impact of potential market fluctuations and performance-related risks on your Cash Value. If, at the time the policy ended, an outstanding policy loan was in effect, the Policy Debt at the time of lapse must also be repaid in full at the time of reinstatement.

We will apply your payment to the Investment Allocation Options as of the Business Day we receive it and in accordance with your instructions at the time you make such payment. Payments received after 4:00 p.m.

(Eastern Time) on any Business Day, or any non-Business Day, will be credited on the next Business Day. The Cash Value that will be reinstated is equal to the Cash Value at the time of lapse. Upon reinstatement of the policy, the Cash Value Enhancement will not be reinstated.

The effective date of the reinstatement will be the Monthly Deduction Day on or following the date we approve the Request for reinstatement.

New contestability and suicide periods will apply from the effective date of reinstatement.

DISTRIBUTION AND COMPENSATION ARRANGEMENTS

NYLIFE Distributors, the underwriter and distributor of the policies, is registered with the SEC and FINRA as a broker-dealer. The firm is an indirect wholly-owned subsidiary of NYLIC, and an affiliate of NYLIAC. Its principal business address is 30 Hudson Street, Jersey City, New Jersey 07302.

The policies are sold by registered representatives of NYLIFE Securities, a broker-dealer that is an affiliate of NYLIFE Distributors, and by registered representatives of unaffiliated broker-dealers. Your registered representative is also a licensed insurance agent with NYLIAC. He or she may be qualified to offer other forms of life insurance, annuities, and other investment products. In certain circumstances, NYLIFE Securities registered representatives can sell both products manufactured and issued by New York Life or its affiliates and products provided by other companies.

The selling broker-dealer, and in turn your registered representative, will receive compensation for selling you this policy or any other insurance or investment product. Compensation may consist of commissions, asset-based compensation, allowances for expenses, and other compensation programs. The amount of compensation received by your registered representative will vary depending on the policy that he or she sells, on sales production goals, and on the specific payment arrangements of the relevant broker-dealer. Differing compensation arrangements have the potential to influence the recommendations made by your registered representative or broker-dealer.

Commission rates will vary depending on the PCO selected. These compensation arrangements have the potential to influence the recommendations made by your registered representative or broker-dealer with respect to the PCO you elected, which may, in turn, affect the performance of your policy. As a consequence, your choice of a PCO should be based on your plans with respect to the amount and schedule of premiums paid, levels of risk tolerance (including whether you will allocate premiums to the Fixed Account), your time horizon, and whether a PCO’s costs and benefits are consistent with the compensation received by your registered representative or broker-dealer and your desired level of policy service. Please ask your registered representative or broker-dealer to review your various options. You should review several illustrations with different PCOs and various rates of return before you purchase the policy and select a PCO.

Broker-dealers will be paid commission not to exceed 30% of premiums paid up to the Target Premium in Policy Year 1 and 12.00% for Policy Years 2-7 on premiums paid up to target. In addition, we pay broker-dealers a maximum of 4% commission on premiums paid in excess of the Target Premium in Policy Year 1 and 3% for Policy Years 2-7.

We may enter into agreements with service entities, which may be affiliates of broker-dealers, under which those service entities may receive service fees and/or additional compensation based on a percentage of a policy’s Cash Value.

NYLIC also has other compensation programs where registered representatives, managers, and employees involved in the sales process receive additional compensation related to the sale of products manufactured and issued by NYLIC or its affiliates. NYLIFE Securities registered representatives who are members of the General Office management team receive compensation based on a number of sales-related incentive programs designed to compensate for education, supervision, training, and recruiting of agents.

Unaffiliated broker-dealers may receive sales support for products manufactured and issued by NYLIC or its affiliates from Broker General Agents who are not employed by NYLIC. Broker General Agents receive commissions on the policies based on a percentage of the commissions the registered representative receives and an allowance for expenses based on the first-year premiums paid.

NYLIFE Securities registered representatives can qualify to attend NYLIC-sponsored educational, training, and development conferences based on the sales they make of life insurance, annuities, and investment products during a particular twelve-month period. In addition, qualification for recognition programs sponsored by NYLIC depends on the sale of products manufactured and issued by NYLIC or its affiliates.

The policies are sold and premium payments are accepted on a continuous basis.

Please refer to the Statement of Additional Information for additional information on distribution and compensation arrangements.

FEDERAL INCOME TAX CONSIDERATIONS

OUR INTENT

Our intent in the discussion in this section is to provide general information about federal income tax considerations related to the policies. This is not an exhaustive discussion of all tax questions that might arise under the policies. This discussion is not intended to be tax advice for you. Tax results may vary according to your particular circumstances, and you may need tax advice in connection with the purchase or use of your policy.

The discussion in this section is based on our understanding of the present federal income tax laws as they are currently interpreted by the IRS. We have not included any information about applicable state or other tax laws (except as noted in “Other Tax Considerations” below). Further, you should note that tax law changes from time to time. We do not know whether the treatment of life insurance policies under federal income tax or estate or gift tax laws will continue. Future legislation, regulations, or interpretations could adversely affect the tax treatment of life insurance policies. Lastly, there are many areas of the tax law where minimal guidance exists in the form of Treasury Regulations or Revenue Rulings. You should consult a tax advisor for information on the tax treatment of the policies, for the tax treatment under the laws of your state, or for information on the impact of proposed or future changes in tax legislation, regulations, or interpretations.

The ultimate effect of federal income taxes on values under the policy and on the economic benefit to you or the beneficiary depends upon NYLIAC’s tax status, upon the terms of the policy, and upon your circumstances.

TAX STATUS OF NYLIAC AND THE SEPARATE ACCOUNT

NYLIAC is taxed as a life insurance company under Subchapter L of the IRC. The Separate Account is not a separate taxable entity from NYLIAC and we take its operations into account in determining NYLIAC’s income tax liability. As a result, NYLIAC takes into account applicable tax attributes of the assets of the Separate Account on its corporate income tax return, including corporate dividends received deductions and foreign tax credits that may be produced by assets of the Separate Account. All investment income and realized net capital gains on the assets of the Separate Account are reinvested and taken into account in determining policy Cash Values, and are automatically applied to increase the book reserves associated with the policies. Under existing federal income tax law, neither the investment income nor any net capital gains of the Separate Account are taxed to NYLIAC to the extent those items are applied to increase tax-deductible reserves associated with the policies.

CHARGES FOR TAXES

We impose a federal tax charge equal to up to 1.25% of premiums received under the policy to compensate us for taxes we have to pay under Section 848 of the IRC in connection with our receipt of premiums. We may increase this charge to reflect changes in the IRC or otherwise to reflect changes in the taxes we owe. No other charge is currently made to the Separate Account for our federal income taxes that may be attributable to the Separate Account. In the future, we may impose a charge for our federal income taxes attributable to the Separate Account. In addition, depending on the method of calculating interest on amounts allocated to the Fixed Account, we may impose a charge for the policy’s share of NYLIAC’s federal income taxes attributable to the Fixed Account.

Under current laws, we may incur state or local taxes (in addition to premium taxes) in several states and localities. At present, we do not charge the Separate Account for these taxes. However, we reserve the right to charge the Separate Account for the portion of such taxes, if any, attributable to the Separate Account or the policies.

DIVERSIFICATION STANDARDS AND CONTROL ISSUES

In addition to other requirements imposed by the IRC, a variable policy will qualify as life insurance under the IRC only if the diversification requirements of IRC Section 817(h) are satisfied by the Separate Account. We intend for the Separate Account to comply with IRC Section 817(h) and related regulations. To satisfy these diversification standards, the regulations generally require that on the last day of each calendar quarter, no more than 55% of the value of a Separate Account’s assets can be represented by any one investment, no more than 70% can be represented by any two investments, no more than 80% can be represented by any three investments, and no more than 90% can be represented by any four investments. For purposes of these rules, all securities of the same issuer generally are treated as a single investment, but each U.S. Government agency or instrumentality is treated as a separate issuer. Under a “look through” rule, we are able to meet the diversification requirements by looking through the Separate Account to the underlying Eligible Portfolios. Each of the Funds has committed to us that the Eligible Portfolios will meet the diversification requirements.

The IRS has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if he or she possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In those circumstances, income and gains from the separate account assets would be includable in the variable policyowner’s gross income. In connection with its issuance of temporary regulations under IRC Section 817(h) in 1986, the Treasury Department announced that such temporary regulations did not provide guidance concerning the extent to which policyowners could be permitted to direct their investments to particular Investment Divisions of a separate account and that guidance on this issue would be forthcoming. Regulations addressing this issue have not yet been issued or proposed. The ownership rights under your policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, you have additional flexibility in allocating premium payments and policy Cash Values. These differences could result in you being treated as the owner of your policy’s pro-rata portion of the assets of the Separate Account. In addition, we do not know what standards will be set forth, if any, in the regulations or ruling which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the policy, as deemed appropriate by us, to attempt to prevent you from being considered the owner of your policy’s pro-rata share of the assets of the Separate Account. Moreover, in the event that regulations are adopted or rulings are issued, there can be no assurance that the Eligible Portfolios will continue to be available, will be able to operate as currently described in the Fund prospectuses, or that a Fund will not have to change an Eligible Portfolio’s investment objective or investment policies.

LIFE INSURANCE STATUS OF POLICY

We believe that the policy meets the statutory definition of life insurance under IRC Section 7702 and that you and the beneficiary of your policy will receive the same federal income tax treatment as that accorded to owners and beneficiaries of fixed benefit life insurance policies. Specifically, we believe that the Life Insurance Benefit under your policy will be excludable from the gross income of the beneficiary subject to the terms and conditions of Section 101(a)(1) of the IRC.

In addition, unless the policy is a “modified endowment contract,” in which case the receipt of any loan under the policy may result in recognition of income to the policyowner, we believe that the policyowner will not be deemed to be in constructive receipt of the Cash Values, including increments thereon, under the policy until proceeds of the policy are received upon a surrender of the policy or a partial surrender or, in certain circumstances where there is an existing policy loan, upon a surrender or lapse of the policy.

We reserve the right to make changes to the policy if we think it is appropriate to attempt to assure qualification of the policy as a life insurance contract. If a policy were determined not to qualify as life insurance, the policy would not provide the tax advantages normally provided by life insurance.

IRC SECTION 101(j)—IMPACT ON EMPLOYER-OWNED POLICIES

For an “employer-owned life insurance contract” issued after August 17, 2006 (unless issued in a 1035 exchange for a contract originally issued prior to that date where the new contract is not materially different from the exchanged contract) if certain specific requirements described below are not satisfied, IRC Section 101(j) generally requires policy Beneficiaries to treat death proceeds paid under such contract as income to the extent such proceeds exceed the premiums and other amounts paid by the policyowner for the contract. This rule of income inclusion will not apply if, before the policy is issued, the employer-policyowner provides certain Notice to and obtains certain written consents from Insureds (who must be United States citizens or residents) in circumstances where:

(1) the Insured was an individual who was an employee within 12 months of his death;

(2) the Insured was a “highly compensated employee” at the time the contract was issued. In general, highly compensated employees for this purpose are owners of more than 5 percent of the employer, employees who for the preceding year received in excess of $125,000 (for 2019), directors and anyone else in the top 35 percent of employees based on compensation;

(3) the death proceeds are paid to a family member of the Insured (as defined under Code Section 267(c)(4)), an individual who is a designated beneficiary of the Insured under the policy (other than the policyowner), a trust established for either the family member’s or beneficiary’s benefit, or the Insured’s estate; or

(4) the death proceeds are used to buy an equity interest in the policyowner from the family member, beneficiary, trust or estate.

Policyowners that own one or more contracts subject to IRC Section 101(j) are also subject to annual reporting and record-keeping requirements. In particular, they must file Form 8925 annually with their U.S. income tax return.

You should consult with your tax advisor to determine whether and to what extent IRC Section 101(j) may apply to the policy. Assuming the provision applies, you should, to the extent appropriate (in consultation with your tax advisor), take the necessary steps, before you acquire the policy, to ensure that the income inclusion rule described above does not apply to the policy.

MODIFIED ENDOWMENT CONTRACT STATUS

Internal Revenue Code Section 7702A defines a class of life insurance policies referred to as modified endowment contracts. Under this provision, the policies will be treated for tax purposes in one of two ways. Policies that are not classified as modified endowment contracts will be taxed as conventional life insurance policies, as described below. Taxation of pre-death distributions (including loans) from policies that are classified as modified endowment contracts is somewhat different, as described below.

A life insurance policy becomes a “modified endowment contract” if, at any time during the first seven policy years, the sum of actual premiums paid exceeds the sum of the “seven-pay premium.” Generally, the “seven-pay premium” is the level annual premium, such that if paid for each of the first seven policy years, will fully pay for all future life insurance and endowment benefits under a life insurance policy. For example, if the “seven-pay premium” was $1,000, the maximum premium that could be paid during the first seven policy years to avoid “modified endowment” treatment would be $1,000 in the first year, $2,000 through the first two years and $3,000 through the first three years, etc. Under this test, a policy may or may not be a modified endowment contract, depending on the amount of premium paid during each of the policy’s first seven years. A policy received in exchange for a modified endowment contract will be taxed as a modified endowment contract even if it would otherwise satisfy the seven-pay test.

Certain changes in the terms of a policy, including a reduction in Life Insurance Benefits, will require a policy to be retested to determine whether the change has caused the policy to become a modified endowment contract. In addition, if a “material change” occurs at any time while the policy is in force, a new seven-pay test period will start and the policy will need to be retested to determine whether it continues to meet the seven-pay test. A “material change” generally includes increases in Life Insurance Benefits, but, where applicable, does not include an increase in Life Insurance Benefits which is attributable to the payment of premiums necessary to fund the lowest level of Life Insurance Benefits payable during the first seven Policy Years, or which is attributable to the crediting of interest with respect to such premiums.

Because the policy provides for flexible premiums, NYLIAC has instituted procedures to monitor whether, under our current interpretation of the law, increases in Life Insurance Benefits or additional premiums cause either the start of a new seven-year test period or the taxation of distributions and loans. All additional premiums will be considered in these determinations.

If a policy fails the seven-pay test, all distributions (including loans) occurring in the Policy Year of failure and thereafter will be subject to the rules for modified endowment contracts. A recapture provision may also apply to loans and distributions that are received in anticipation of failing the seven-pay test. Under the IRC, any distribution or loan made within two years prior to the date that a policy fails the seven-pay test is considered to have been made in anticipation of the failure.

Any amounts distributed under a “modified endowment contract” (including proceeds of any loan) are taxable to the extent of any accumulated income in the policy. Penalty taxes may apply to such taxable amounts as well. In general, the amount that may be subject to tax is the excess of the Cash Value (both loaned and unloaned) over the previously unrecovered premiums paid.

For purposes of determining the amount of income received upon a distribution (or loan) from a modified endowment contract, the IRC requires the aggregation of all modified endowment contracts issued to the same policyowner by an insurer and its affiliates within the same calendar year. Therefore, loans and distributions from any one such policy are taxable to the extent of the income accumulated in all the modified endowment contracts required to be so aggregated.

If any amount is taxable as a distribution of income under a modified endowment contract (as a result of a policy surrender, a partial surrender, or a loan), it may also be subject to a 10% penalty tax under IRC Section 72(v). Limited exceptions from the additional penalty tax are available for certain distributions to individuals who own policies. The penalty tax will not apply to distributions: (i) that are made on or after the date the taxpayer attains age 59 1/2; or (ii) that are attributable to the taxpayer’s becoming disabled; or (iii) that are part of a series of substantially equal periodic payments (made not less frequently than annually) made for the life or life expectancy of the taxpayer or for the joint lives or joint life expectancies of the taxpayer and his or her beneficiary.

STATUS OF THE POLICY AFTER THE INSURED IS AGE 100

The IRS is considering the status of a life insurance policy after the Insured reaches, in the case of this policy, age 100. The IRS has not issued final guidance on this issue. There is a risk that the policy may not qualify as life insurance under the Federal tax law after the Insured becomes age 100 and that the policyowner may become subject to adverse tax consequences at that time. For this reason, a tax advisor should be consulted about the advisability of continuing the policy after the Insured becomes age 100.

POLICY SURRENDERS AND PARTIAL SURRENDERS

Upon a full surrender of a policy for its Cash Surrender Value or Alternative Cash Surrender Value, if applicable, you will recognize ordinary income for federal tax purposes to the extent that the Cash Value, or Alternative Cash Surrender Value, as the case may be, less charges and any uncollected additional contract charges, exceeds the investment in your policy (the total of all premiums paid but not previously recovered plus any other consideration paid for the policy). The tax consequences of a partial surrender from your policy will depend upon whether the partial surrender results in a reduction of future benefits under your policy and whether your policy is a modified endowment contract. If upon a full surrender of a policy the premium payments made exceed the surrender proceeds plus the amount of any outstanding loans, you will recognize a loss, which is not deductible for federal income tax purposes.

If your policy is not a modified endowment contract, the general rule is that a partial surrender from a policy is taxable only to the extent that it exceeds the total investment in the policy. An exception to this general rule applies, however, if a reduction of future benefits occurs during the first fifteen years after a policy is issued and there is a cash distribution associated with that reduction. In such a case, the IRC prescribes a formula under which you may be taxed on all or a part of the amount distributed. After fifteen years, cash distributions from a policy that is not a modified endowment contract will not be subject to federal income tax, except to the extent they exceed the total investment in the policy. We suggest that you consult with a tax advisor in advance of a proposed decrease in Face Amount, a full surrender, or a partial surrender.

3.8 PERCENT MEDICARE TAX ON CERTAIN INVESTMENT INCOME

In general, a tax of 3.8 percent will apply to net investment income (“NII”) received by an individual taxpayer to the extent his or her modified adjusted gross income (“MAGI”) exceeds certain thresholds (e.g., $250,000 in the case of taxpayers filing jointly, $125,000 in the case of a married taxpayer filing separately and $200,000 in the case of other individual taxpayers). For this purpose, NII includes (i) gross income from various investments, including gross income received with respect to annuities that are not held through a tax-qualified plan (e.g., a traditional IRA or Section 403(b) plan) and (ii) net gain attributable to the disposition of property. Such NII (as well as gross income from Qualified Plans) will also increase a taxpayer’s MAGI for purposes of the taxable thresholds described above. This tax also applies to trusts and estates under a special set of rules. In 2012, the IRS and the Treasury Department issued guidance regarding this new tax in the form of proposed regulations, which were finalized in 2013. You should consult your tax advisor to determine the applicability of this tax in your individual circumstances and with respect to any amount received in connection with the surrender of this policy, distributions or partial surrenders from this policy or the exercise of other rights and options under this policy (including policy loans).

POLICY LOANS AND INTEREST DEDUCTIONS

We believe that under current law any loan received under your policy will be treated as Policy Debt to you and that, unless your policy is a modified endowment contract, no part of any loan under your policy will constitute income to you. If your policy is a modified endowment contract (see discussion above) loans will be fully taxable to the extent of the income in the policy (and in any other contracts with which it must be aggregated) and could be subject to the additional 10% penalty tax described above. Finally, it is possible that a loan could be treated as a taxable distribution if there is no spread or a very small spread between the interest rate charged on the loan and the interest rate credited to the loaned amount.

Internal Revenue Code Section 264 provides that interest paid or accrued on a loan in connection with a policy is generally nondeductible. Certain exceptions apply, however, with respect to policies covering key employees. In addition, in the case of policies not held by individuals, special rules may limit the deductibility of interest on loans that are not made in connection with a policy. We suggest consultation with a tax advisor for further guidance.

In addition, if your policy lapses or you surrender it with an outstanding loan, and the amount of the loan plus the Cash Surrender Value is more than the sum of premiums you paid, you will generally be liable for taxes on the excess. Such amount will be taxed as ordinary income. A 10% penalty tax may apply as well.

EXCHANGES, SALES, OR ASSIGNMENTS OF POLICIES

If you change the policyowner or exchange or assign your policy, it may have significant tax consequences depending on the circumstances. An assignment, sale, or exchange of the policy may result in taxable income and tax penalties to you. Further, IRC Section 101(a) provides, subject to certain exceptions, that where a policy has been transferred for value, only the portion of the Life Insurance Benefit which is equal to the total consideration paid for the policy may be excluded from gross income. Based on IRS guidance, amounts received in excess of the consideration paid for the policy may be taxed as ordinary income to the extent of the amount of gain that would have been realized had the policy been surrendered. Based on the same guidance, amounts received in excess of that amount would be taxed as capital gain. If you sell your policy in a reportable policy sale, the Tax Cuts and Jobs Act of 2017 imposes new information reporting requirements on the purchaser and the policy issuer. Under these new reporting requirements, certain information related to the sale may be required to be reported to the IRS and to the seller. For more information about policy assignments, sales, and exchanges, you should consult a qualified tax advisor.

QUALIFIED PLANS

The policies may not be used with Qualified Plans.

WITHHOLDING

Under Section 3405 of the IRC, withholding is generally required with respect to certain taxable distributions under insurance policies. In the case of periodic payments (payments made as an annuity or on a similar basis), the withholding is at graduated rates (as though the payments were employee wages). For non-periodic distributions, the withholding is at a flat rate of 10%. If you are an individual, you can elect to have either non-periodic or periodic payments made without withholding except where your tax identification number has not been furnished to us, or where the IRS has notified us that a tax identification number is incorrect. If you are not an individual, you may not elect out of such withholding.

Different withholding rules apply to payments made to U.S. citizens living outside the United States and to non-U.S. citizens living outside of the United States. U.S. citizens who live outside of the United States generally are not permitted to elect not to have federal income taxes withheld from payments. Payments to non-U.S. citizens who are not residents of the United States generally are subject to 30% withholding, unless an income tax treaty between their country of residence and the United States provides for a lower rate of withholding or an exemption from withholding.

Under the Foreign Account Tax Compliance Act (“FATCA”), as reflected in Sections 1471 through 1474 of the IRC, U.S. withholding agents (such as NYLIAC) may be required to obtain certain information to establish the U.S. or non-U.S. status of its account or contract holders (e.g., a Form W-9 or W-8BEN may be required) and perform certain due diligence to ensure that information is accurate. In certain cases, if this information is not obtained, withholding agents, such as NYLIAC may be required to withhold at a 30% rate on certain payments beginning July 1, 2014.

BUSINESS USES OF POLICY

Businesses can use the policies in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax advisor. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax advisor.

NON-INDIVIDUAL OWNERS AND BUSINESS BENEFICIARIES OF POLICIES

If a policy is owned or held by a corporation, trust or other entity that is not a natural person, this could jeopardize some or all of such entity’s interest deduction under IRC Section 264, even where such entity’s indebtedness is in no way connected to the policy. In addition, under IRC Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of a policy, the policy could be treated as held by the business for purposes of the IRC Section 264(f) entity-holder rules. A qualified tax advisor should be consulted before any non-natural person is made an owner or holder of a policy, or before a business (other than a sole proprietorship) is made a beneficiary of a policy.

SPLIT-DOLLAR ARRANGEMENTS

The IRS and the Treasury Department have issued guidance that substantially affects split-dollar arrangements. Consult a qualified tax advisor before entering into or paying additional premiums with respect to such arrangements.

Additionally, the Sarbanes-Oxley Act of 2002 (the “Act”) prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes. Although the prohibition on loans is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002.

Any affected business contemplating the payment of a premium on an existing policy, or the purchase of a new policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

TAX SHELTER REGULATIONS

Prospective owners that are corporations should consult a tax advisor about the treatment of the policy under the Treasury Regulations applicable to corporate tax shelters.

OTHER TAX CONSIDERATIONS

The transfer of the policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation-skipping transfer tax consequences under federal tax law.

The individual situation of each policyowner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of life insurance proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping transfer, and other taxes.

For 2019, the federal estate tax, gift tax, and GST tax exemptions and maximum rates are $11,400,000, as adjusted for inflation, and 40%, respectively.

The uncertainty as to how the current law might be modified in coming years underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

LIFE INSURANCE PURCHASES BY RESIDENTS OF PUERTO RICO

In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the IRS announced that income received by residents of Puerto Rico under life insurance contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

LEGAL PROCEEDINGS

NYLIAC is a defendant in lawsuits arising from its agency sales force, insurance (including variable contracts registered under Federal securities law), and/or other operations. Some of these actions seek substantial or unspecified compensatory and punitive damages. NYLIAC is also from time to time involved in various governmental, administrative, and investigative proceedings and inquiries.

Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, NYLIAC believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on NYLIAC’s financial position; however, it is possible, that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on NYLIAC’s operating results for a given year.

RECORDS AND REPORTS

NYLIC or NYLIAC maintains all records and accounts relating to the Separate Account and the Fixed Account. Each year, we will mail you a report showing your policy’s Cash Value, Cash Surrender Value (and, if applicable, Alternative Cash Surrender Value), and outstanding loans (including accrued loan interest) as of the latest Policy Anniversary. This report contains any additional information required by any applicable law or regulation. We will also mail you a report each quarter showing this same information as of the end of the previous quarter. This quarterly statement reports Policy Transactions that you have Requested or authorized. Please review it carefully. If you believe it contains an error, you must notify us within 15 days of the date of the statement.

It is important that you inform NYLIAC of an address change so that you can receive these policy statements (please refer to the section on “Management and Organization—Our Rights—How to Reach Us for Policy Services.”) In the event that your statement is returned from the U.S. Postal Service as undeliverable, we reserve the right to suspend mailing future correspondence and also suspend current Policy Transaction processing until a correct address is obtained. Additionally, no new service requests can be processed until a valid address is provided.

Reports and promotional literature may contain the ratings NYLIC and NYLIAC have received from independent rating agencies. Both companies are among only a few companies that have consistently received among the highest possible ratings from the four major independent rating companies for financial strength and stability: A.M. Best, Fitch, Moody’s Investor’s Services, Inc. and Standard and Poor’s. However, neither NYLIC nor NYLIAC guarantees the investment performance of the Investment Divisions.

FINANCIAL STATEMENTS

The statutory statements of financial position of NYLIAC as of December 31, 2018 and 2017, and the related statutory statements of operations, of changes in capital and surplus, and of cash flows for each of the three years in the period ended December 31, 2018 (including the report of the independent registered public accounting firm) and the Separate Account statement of assets and liabilities as of December 31, 2018, and the statements of operations and of changes in net assets and the financial highlights for each of the periods indicated in the Financial Statements (including the report of the independent registered public accounting firm) are included in the SAI. The independent registered public accounting firm is PricewaterhouseCoopers LLP.

STATE VARIATIONS

The following lists some of the variations to the statements made in this prospectus. For more information, please review your policy.

[TO BE ADDED]

OBTAINING ADDITIONAL INFORMATION

The Statement of Additional Information (“SAI”) contains additional information about CorpExec VUL Plus, including information about compensation arrangements. The SAI is available without charge upon Request. You may Request the SAI by mail by contacting NYLIAC at our Service Office, or by calling (888) 695-4748. The SAI is also posted on our corporate website (www.newyorklife.com). The current SAI is incorporated by reference into this prospectus and has been filed with the SEC.

TABLE OF CONTENTS FOR THE

STATEMENT OF ADDITIONAL INFORMATION

Information about CorpExec VUL Plus, including the SAI, can be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-942-8090. Reports and other information about CorpExec VUL Plus are available on the SEC’s internet site at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549.

For a free personalized illustration, or additional information about your policy, contact your registered representative or call us at (888) 695-4748.

SEC File Number: 811-07697

Statement of Additional Information

dated

January 1, 2020

for

CorpExec VUL Plus

Variable Universal Life Policies

from

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

This Statement of Additional Information (“SAI”) is not a prospectus. The SAI contains information that expands upon subjects discussed in the current CorpExec VUL Plus Variable Universal Life (CorpExec VUL Plus) prospectus. You should read the SAI in conjunction with the current CorpExec VUL Plus prospectus dated January 1, 2020 and any supplements thereto. This SAI is incorporated by reference into the prospectus. You may obtain a paper copy of the prospectus by contacting New York Life Insurance and Annuity Corporation (“NYLIAC”) by mail at 11400 Tomahawk Creek Parkway, Suite 200, Leawood, KS 66211 or by phone at 1-888-695-4748. The CorpExec VUL Plus prospectus is also posted to our corporate website (www.newyorklife.com). Terms used but not defined in the SAI have the same meaning as in the current CorpExec VUL Plus prospectus.

CorpExec VUL Plus is offered under NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I.

DISTRIBUTION AND COMPENSATION ARRANGEMENTS

NYLIFE Distributors, the underwriter and distributor of the policies, is registered with the SEC and FINRA as a broker-dealer. The firm is an indirect wholly-owned subsidiary of New York Life, and an affiliate of NYLIAC. Its principal business address is 30 Hudson Street, Jersey City, New Jersey 07302.

The policies are sold by registered representatives of NYLIFE Securities, a broker-dealer that is an affiliate of NYLIFE Distributors, and by registered representatives of unaffiliated broker-dealers. Your registered representative is also a licensed insurance agent with NYLIAC. He or she may be qualified to offer other forms of life insurance, annuities, and other investment products. In certain circumstances, NYLIFE Securities registered representatives can sell both products manufactured and issued by New York Life or its affiliates and products provided by other companies.

The selling broker-dealer, and in turn your registered representative, will receive compensation for selling you this policy or any other insurance or investment product. Compensation may consist of commissions, asset-based compensation, allowances for expenses, and other compensation programs. The amount of compensation received by your registered representative will vary depending on the policy that he or she sells, on sales production goals, and on the specific payment arrangements of the relevant broker-dealer. Differing compensation arrangements have the potential to influence the recommendation made by your registered representative or broker-dealer.

Commission rates will vary depending on the Policy Charge Option (“PCO”) selected. These compensation arhave the potential to influence the recommendations made by your registered representative or broker-dealer with respect to the PCO you elected, which may, in turn, affect the performance of your policy. As a consequence, your choice of a PCO should be based on your plans with respect to the amount and schedule of premiums paid, levels of risk tolerance (including whether you will allocate premiums to the Fixed Account), your time horizon, and whether a PCO’s costs and benefits are consistent with the compensation received by your registered representative or broker-dealer and your desired level of policy service. Please ask your registered representative or broker-dealer to review your various options. You should review several illustrations with different PCOs and various rates of return before you purchase the policy and select a PCO.

Broker-dealers will be paid commission not to exceed 30% of premiums paid up to the Target Premium in Policy Year 1 and 12.00% for Policy Years 2-7 on premiums paid up to target. In addition, We pay broker-dealers a maximum of 4% commission on premiums paid in excess of the Target Premium in Policy Year 1 and 3% for Policy Years 2-7.

Service entities, which may be affiliates of broker-dealers, may also receive additional compensation based on a percentage of a policy’s Cash Value, less any policy loans, beginning in Policy Year 2. The percentages are not expected to exceed 0.20% in Policy Years 2 and beyond.

New York Life also has other compensation programs where registered representatives, managers, and employees involved in the sales process receive additional compensation related to the sale of products manufactured and issued by New York Life or its affiliates. NYLIFE Securities registered representatives who are members of the General Office management team receive compensation based on a number of sales-related incentive programs designed to compensate for education, supervision, training, and recruiting of agents.

NYLIFE Securities registered representatives can qualify to attend New York Life-sponsored educational, training, and development conferences based on the sales they make of life insurance, annuities, and investment products during a particular twelve-month period. In addition, qualification for recognition programs sponsored by New York Life depends on the sale of products manufactured and issued by New York Life or its affiliates.

The policies are sold and premium payments are accepted on a continuous basis.

2

FINANCIAL STATEMENTS

[The statutory financial statements of NYLIAC as of December 31, 2018 and 2017, and for each of the three years in the period ended December 31, 2018 included in this SAI have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The financial statements of the Separate Account as of December 31, 2018 and for each of the periods indicated in the Financial Statements included in this SAI have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.]

3

PART C. OTHER INFORMATION

ITEM 26. EXHIBITS

(a)	Board of Directors Resolution

Resolution of the Board of Directors of New York Life Insurance and Annuity Company (NYLIAC) establishing the Separate Account — Previously filed as Exhibit (1) to Registrant’s initial Registration Statement on Form S-6, re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (1) to Registrant’s Post-Effective Amendment No. 4 on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-07617), filed on 5/1/00 and incorporated herein by reference.

(b)	Custodian Agreements. Not applicable.

(c)	Underwriting Contracts.

(c)(1)	Distribution Agreement between NYLIFE Distributors Inc. and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (3)(a) to Registrant’s Pre-Effective Amendment No. 1 on Form S-6 (File No. 333-07617) filed 1/2/97 and incorporated herein by reference.

(c)(2)	Form of Sales Agreement, by and between NYLIFE Distributors Inc., as Underwriter, NYLIAC as Issuer, and Dealers - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (3)(b) to Registrant’s Pre-Effective Amendment No. 1 on Form S-6 (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(c)(3)	Distribution and Underwriting Agreement, dated April 27, 2006, between New York Life Insurance and Annuity Corporation and NYLIFE Distributors LLC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (c)(3) to Post Effective Amendment No. 16 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 8/15/06 and incorporated herein by reference.

(c)(4)	Amendment to Distribution and Underwriting Agreement, dated March 6, 2015, between NYLIAC and NYLIFE Distributors LLC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit(c)(4) to Post-Effective Amendment No. 25 on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-79309), filed 4/14/2015 and incorporated herein by reference.

(d)	Contracts.

(d)(1)	Form of Policy (No. ICC 19-319-43) for Corporate Sponsored Variable Universal Life Insurance. Filed herewith.

(e)	Applications.

(e)(1)	Form of Application (No. ICC 19-319-650) for Guaranteed Issue Application for Executive Benefits Individual Life Insurance. Filed herewith.

(f)	Depositor’s Certificate of Incorporation and By-Laws.

(f)(1)	Restated Certificate of Incorporation of NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(a) to Registrant’s initial Registration Statement on Form S-6 (File No. 333-07617), filed 7/3/96 and incorporated herein by reference.

(f)(1)(a)	Amended and Restated Certificate of Incorporation of NYLIAC — Previously filed as Exhibit 6(a)(1) to Post-Effective Amendment No. 36 to the registration statement on Form N-4 for the NYLIAC MFA Separate Account - I (File No. 2-86083), filed 4/12/13 and incorporated herein by reference.

(f)(2)	By-Laws of NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(b) to Registrant’s initial registration statement on Form S-6 (File No. 333-07617), filed 7/3/96 and incorporated herein by reference.

(f)(2)(a)	Amendments to By-Laws of NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(b)(2) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-39157) filed 4/3/98, and incorporated herein by reference.

(f)(2)(b)	Amended and Restated By-Laws of NYLIAC — Previously filed as Exhibit 6(b)(3) to Post-Effective Amendment No. 36 to the registration statement on Form N-4 for the NYLIAC MFA Separate Account - I (File No. 2-86083), filed 4/12/13 and incorporated herein by reference.

(g)	Reinsurance Contracts.

(g)(1)	Automatic Reinsurance Agreement between NYLIAC and Certain Reinsurers Relating to Certain NYLIAC Variable Universal Life Policies — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (g)(1) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 4/18/03 and incorporated herein by reference.

(h)	Participation Agreements.

(h)(1)	Stock Sale Agreement between NYLIAC and MainStay VP Series Fund, Inc. (formerly New York Life MFA Series Fund, Inc.) - Previously filed as Exhibit 1.(9) to Registrant’s Pre-Effective Amendment No. 1 on Form S-6, refiled as Exhibit 1.(9)(a) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(h)(2)	Participation Agreement among Acacia Capital Corporation, Calvert Asset Management Company, Inc. and NYLIAC, as amended - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(9)(b)(1) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617) filed 1/2/97, and incorporated herein by reference.

(h)(3)	Participation Agreement among The Alger American Fund, Fred Alger and Company, Incorporated and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(9)(b)(2) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617) filed 1/2/97, and incorporated herein by reference.

(h)(4)	Participation Agreement between Janus Aspen Series and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(9)(b)(3) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617) filed 1/2/97, and incorporated herein by reference.

(h)(5)	Participation Agreement among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(9)(b)(4) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617) filed 1/2/97, and incorporated herein by reference.

(h)(6)	Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation and NYLIAC as amended, dated November 23, 2009 — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(f) to Post-Effective Amendment No. 24 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 33-53342) filed 4/13/10, and incorporated herein by reference.

(h)(7)	Form of Participation Agreement among T. Rowe Price Equity Series, Inc., T. Rowe Price Associates, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(h) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 33-53342) filed 4/16/98, and incorporated herein by reference.

(h)(8)	Participation Agreement, Amended and Restated, dated May 1, 2009, among MFS Variable Insurance Trust, MFS Variable Insurance Trust II, New York Life Insurance and Annuity Corporation and MFS Fund Distributors, Inc. - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(30) to Pre-Effective Amendment No. 1 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-1 (File No. 333-161336), filed 11/16/09 and incorporated herein by reference.

(h)(9)	Form of Participation Agreement among Dreyfus Investment Portfolios. The Dreyfus Corporation, Dreyfus Service Corporation and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102 (e) as Exhibit (9)(r) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 6/4/01 and incorporated herein by reference.

(h)(10)	Form of Substitution Agreement among NYLIAC, MainStay Management LLC, and New York Life Investment Management LLC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102 (e) as Exhibit (9)(s) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 6/4/01 and incorporated herein by reference.

(h)(11)	Form of Participation Agreement among American Century Variable Portfolios, Inc., American Century Investment Management, Inc., American Century Investment Services, Inc., American Century Services Corporation, and NYLIAC — Previously filed in accordance with Regulation S-T, 19 CFR 232.102(e) as Exhibit (9)(b)(12) to Post-Effective Amendment No. 3 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 4/10/02 and incorporated herein by reference.

(h)(12)	Form of Participation Agreement by and among Deutsche Asset Management VIT Funds, Deutsche Asset Management, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(13) to Post-Effective Amendment No. 4 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-1 (File No. 333-48300), filed 12/23/02 and incorporated herein by reference.

(h)(13)	Form of Participation Agreement among Lord Abbett Series Fund, Inc.; Lord, Abbett & Co., Lord Abbett Distributor LLC, and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(11) to Registrant’s Post-Effective Amendment No. 3 to the registration statement on Form-N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 4/10/02 and incorporated herein by reference.

(h)(14)	Amendment dated 9/27/02 to Stock Sale Agreement dated 6/4/93 between NYLIAC and MainStay VP Series Fund, Inc. — Previously filed in accordance with Regulation S-T, 17 CFR 232.102 (e) as Exhibit (8)(n) to Post-Effective Amendment No. 18 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account — III (File No. 33-87382), filed 4/9/03 and incorporated herein by reference.

(h)(15)	Form of Participation Agreement among Van Eck Worldwide Insurance Trust, Van Eck Securities Corporation, Van Eck Associates Corporation and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(i) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account — I (File No. 33-53342), filed 4/16/98 and incorporated herein by reference.

(h)(16)	Form of Participation Agreement among NYLIAC, PIMCO Variable Insurance Trust and PIMCO Advisors Distributors LLC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(17) to Post-Effective Amendment No. 9 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-48300), filed 4/14/04 and incorporated herein by reference.

(h)(17)	Form of Participation Agreement among Lazard Retirement Series, Inc., Lazard Asset Management LLC, Lazard Asset Management Securities LLC and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(18) to Post-Effective Amendment No. 10 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-48300), filed 6/25/04 and incorporated herein by reference.

(h)(18)	Form of Participation Agreement among Royce Capital Fund, Royce & Associates, LLC and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(19) to Post-Effective Amendment No. 10 to the registration statement on NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 6/25/04 and incorporated herein by reference.

(h)(19)	Participation Agreement dated 6/15/05 among Davis Variable Account Fund, Inc., Davis Distributors, LLC, Davis Select Advisers, L.P., and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(20) to Post-Effective Amendment No. 12 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 7/26/05 and incorporated herein by reference.

(h)(20)	Participation Agreement among Baron Capital Funds Trust, Baron Capital, Inc. and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(21) to Post-Effective Amendment No. 12 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 7/26/05 and incorporated herein by reference.

(h)(21)	Form of Participation Agreement by and among AIM Variable Insurance Funds, AIM Distributors, Inc. and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(22) to Post-Effective Amendment No. 13 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed September 15, 2005 and incorporated herein by reference.

(h)(22)	Participation Agreement among New York Life Insurance and Annuity Corporation, MainStay VP Series Fund, Inc., and New York Life Investment Management LLC dated 10/7/04 — Previously filed in accordance with Regulation S-T, 17 CFR 232.102 (e) as Exhibit (8)(y) to Post-Effective Amendment No. 20 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account I (File No. 33-53342), filed 4/10/06 and incorporated herein by reference.

(h)(23)	Form of Participation Agreement, dated August 14, 2006, among New York Life Insurance and Annuity Corporation, American Funds Insurance Series and Capital Research and Management Company - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(24) to Post Effective Amendment No. 16 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 8/15/06 and incorporated herein by reference.

(h)(24)	Form of Participation Agreement, dated August 14, 2006, among New York Life Insurance and Annuity Corporation, Delaware VIP Trust, Delaware Management Company, and Delaware Distributors, L.P. - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(25) to Post Effective Amendment No. 16 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 8/15/06 and incorporated herein by reference.

(h)(25)	Form of Participation Agreement, dated May 1, 2007, among New York Life Insurance and Annuity Corporation, AllianceBernstein L.P. and AllianceBernstein Investments, Inc. — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(26) to Post Effective Amendment No. 17 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 4/18/07 and incorporated herein by reference.

(h)(26)	Form of Participation Agreement, dated May 1, 2007, among New York Life Insurance and Annuity Corporation, DWS Variable Series I, DWS Variable Series II, and DWS Investments VIT Funds, DWS Scudder Distributors, Inc. and Deutsche Investment Management Americas Inc. — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(27) to Post Effective Amendment No. 17 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 4/18/07 and incorporated herein by reference.

(h)(27)	Form of Participation Agreement, dated June 5, 2007, among New York Life Insurance and Annuity Corporation, Lincoln Variable Insurance Products Trust, Lincoln Financial Distributors, Inc. and Lincoln Investment Advisors Corporation — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(28) to Post Effective Amendment No. 18 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 6/5/07 and incorporated herein by reference.

(h)(28)	Participation Agreement, dated May 1, 2007, among New York Life Insurance and Annuity Corporation, OppenheimerFunds, Inc. and Oppenheimer Variable Account Funds — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(29) to Post Effective Amendment No. 18 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 6/5/07 and incorporated herein by reference.

(h)(29)	Fund Participation Agreement, dated October 28, 2011, between Northern Lights Variable Trust, Northern Lights Distributors, LLC, ValMark Advisers, Inc. and New York Life Insurance and Annuity Corporation – Previously filed in accordance with Regulation S-T 17 CFR 232.102(e) as Exhibit (h)(30) to Post-Effective Amendment No. 38 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account – I (File No. 333-48300), filed 4/12/18 and incorporated herein by reference.

(h)(30)	Fund Participation Agreement, among New York Life Insurance and Annuity Corporation, Voya Investments Distributor, LLC, Voya Investments, LLC, Voya Variable Portfolios, Inc. and Voya Variable Products Trust — Previously filed in accordance with Regulation S-T 17 CFR 232.102(e) as Exhibit (h)(30) to Post-Effective Amendment No. 38 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account – I (File No. 333-48300), filed 4/12/18 and incorporated herein by reference.

(h)(31)	Participation Agreement, dated March 21, 2012, among New York Life Insurance and Annuity Corporation; DFA Dimensions Group Inc.; Dimensional Fund Advisors LP, and DFA Securities LLC — Previously filed in accordance with Regulation S-T 17 CFR 232.102(e) as Exhibit (h)(31) to Post-Effective Amendment No. 30 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account – I (File No. 333- 48300), filed 11/8/2013 and incorporated herein by reference.

(h)(32)	Form of Fund Participation Agreement among Neuberger Berman Advisers Management Trust, Neuberger Berman Management Inc. and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(q) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account — I (File No. 333-57210), filed 6/4/01 and incorporated herein by reference.

(h)(33)	Form of Fund Participation Agreement, dated March 25, 2011, and effective as of May 1, 2011, between BlackRock Variable Series Funds, Inc., BlackRock Investments, LLC, and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 8(b)(b) to Post-Effective Amendment No. 25 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account — I (File No. 033-53342), filed 4/14/11 and incorporated herein by reference.

(h)(34)	Form of Participation Agreement among Legg Mason Investor Services, LLC and New York Life Insurance and Annuity Corporation - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(j)(j) to Post-Effective Amendment No.31 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 033-53342), filed 4/11/17 and incorporated herein by reference.

(h)(35)	Participation Agreement among Thrivent Series Fund, Inc., Thrivent Financial for Lutherans and New York Life Insurance and Annuity Corporation — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(35) to Post-Effective Amendment No. 38 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 4/12/18 and incorporated herein by reference.

(i)	Administrative Contracts.

(i)(1)	Service Agreement between Fred Alger Management, Inc. and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(35) to Post-Effective Amendment No. 38 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 4/12/18 and incorporated herein by reference.

(i)(2)	Administrative Services Agreement between Dreyfus Corporation and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(2) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account — I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(3)	Administrative Services Agreement between Janus Capital Corporation and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(3) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account -I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(4)	Services Agreement between New York Life Investment Management LLC and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(4) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account — I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(5)	Administrative Services Agreement between T. Rowe Price Associates, Inc. and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(5) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(6)	Service Agreement between Fidelity Investments Institutional Operations Company, Inc. and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(6) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account — I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(7)	Service Agreement between American Century Investment Services, Inc. and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(7) to Post-Effective Amendment No. 3 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 2/12/03 and incorporated herein by reference.

(i)(8)	Administrative Services Agreement between Massachusetts Financial Services Company and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(8) to Post-Effective Amendment No. 3 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 2/12/03 and incorporated herein by reference.

(i)(9)	Service Agreement between Lord Abbett Series Fund, Inc. and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(9) to Post-Effective Amendment No. 5 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-48300), filed 2/20/03 and incorporated herein by reference.

(i)(10)	Service Agreement between Deutsche Asset Management, Inc. and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(10) to Post-Effective Amendment No. 5 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-48300), filed 2/20/03 and incorporated herein by reference.

(i)(11)	Addendum to the Participation Agreement among Calvert Variable Series, Inc., Calvert Asset Management Company, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(11) to Post-Effective Amendment No. 3 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account — I (File No. 333-57210), filed 2/12/03 and incorporated herein by reference.

(i)(12)	Distribution and Servicing Plan Agreement between Lazard Retirement Series, Inc. and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(12) to Post-Effective Amendment No. 11 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 4/18/05 and incorporated herein by reference.

(i)(13)	Services Agreement between PIMCO Variable Insurance Trust and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(13) to Post-Effective Amendment No. 10 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 4/13/05 and incorporated herein by reference.

(i)(14)	Services Agreement between Pacific Investment Management Company LLC and NYLIAC — Previously filed in statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 4/13/05 and incorporated herein by reference.

(i)(15)	Administrative Services Letter of Agreement by and between Royce & Associates, LLC and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(u) to Post-Effective Amendment No. 18 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 33-53342), filed 4/12/05 and incorporated herein by reference.

(i)(16)	Administrative Services and Distribution Services Agreement by and between Baron Capital Funds Trust and NYLIAC, dated August 1, 2005 — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(16) to Post-Effective Amendment No. 13 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 9/15/05 and incorporated herein by reference.

(i)(17)	Service Agreement by and between Davis Distributors, LLC, and NYLIAC, dated August 1, 2005 — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(17) to Post-Effective Amendment No. 13 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 9/15/05 and incorporated herein by reference.

(i)(18)	Form of Service Agreement by and between AIM Advisors, Inc. and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(18) to Post-Effective Amendment No. 13 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 9/15/05 and incorporated herein by reference.

(i)(19)	Administrative Services Agreement between New York Life Investment Management LLC and NYLIAC dated 1/1/05 — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(w) to Post-Effective Amendment No. 20 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account — I (File No. 33-53342), filed 4/10/06 and incorporated herein by reference.

(i)(20)	Administrative and Shareholder Services Letter of Agreement, dated January 15, 1998, between Van Eck Worldwide Insurance Trust and NYLIAC — Previously filed in accordance with Regulation S-T,17 CFR 232.102(e) as Exhibit (i)(9) to Registrant’s Post-Effective Amendment No. 11 to the Registration Statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-79309), filed 9/13/05 and incorporated herein by reference.

(i)(21)	Form of Business Agreement, dated August 14, 2006, among New York Life Insurance and Annuity Corporation, American Funds Distributors, Inc., and Capital Research and Management Company - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(21) to Post Effective Amendment No. 16 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 8/15/06 and incorporated herein by reference.

(i)(22)	Form of Administrative Services Agreement, dated as of August 15, 2006, between Delaware Distributors L.P. and New York Life Insurance and Annuity Corporation, — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(22) to Post Effective Amendment No. 17 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 4/18/07 and incorporated herein by reference.

(i)(23)	Form of Master Administrative Services Agreement, dated May 1, 2007, among New York Life Insurance and Annuity Corporation, AllianceBernstein L.P. and AllianceBernstein Investments, Inc. - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(23) to Post Effective Amendment No. 17 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 4/18/07 and incorporated herein by reference.

(i)(24)	Form of Administrative Services and Revenue Sharing Agreement, dated May 1, 2007, between New York Life Insurance and Annuity Corporation and OppenheimerFunds, Inc. — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(24) to Post Effective Amendment No. 18 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 6/5/07 and incorporated herein by reference.

(i)(25)	Administrative Services Agreement dated June 5, 2007 between Lincoln Investment Advisors Corporation and New York Life Insurance and Annuity Corporation — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(25) to Post-Effective Amendment No. 19 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 12/13/07 and incorporated herein by reference.

(i)(26)	Distribution Services Agreement, dated October 28, 2011, between Northern Lights Variable Trust, Northern Lights Distributors, LLC, ValMark Advisers, Inc. and New York Life Insurance and Annuity Corporation – Previously filed in accordance with Regulation S-T 17 CFR 232.102(e) as Exhibit (i)(26) to Post-Effective Amendment No. 27 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account – I (File No. 333-48300), filed 12/6/11 and incorporated herein by reference.

(i)(27)	Amended and Restated Administrative Services Agreement between New York Life Investment Management LLC and NYLIAC, dated February 17, 2012 — Previously filed in accordance with Regulation S-T 17 CFR 232.102(e) as Exhibit (8)(c)(c) to Post-Effective Amendment No. 26 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account — I (File No. 33-53342), filed 4/11/12 and incorporated herein by reference.

(i)(28)	Amended and Restated 12b-1 Plan Services Agreement for the Service Class Shares of the MainStay VP Funds Trust between NYLIFE Distributors LLC and NYLIAC, dated April 29, 2011— Previously filed in accordance with Regulation S-T 17 CFR 232.102(e) as Exhibit 8 (8)(d)(d) to Post-Effective Amendment No. 26 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account — I (File No. 33-53342), filed 4/11/12 and incorporated herein by reference.

(i)(29)	Form of Administrative Services Agreement, dated March 25, 2011, and effective as of May 1, 2011, between BlackRock Advisors, LLC and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 8(a)(a) to Post-Effective Amendment No. 25 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account — I (File No. 033-53342), filed 4/14/11 and incorporated herein by reference.

(i)(30)	Form of Distribution and Administrative Services Agreement, Class S Shares, between Neuberger Berman Management, Inc. and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(w) to Post-Effective Amendment No. 19 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account — III (File No. 033- 87382), filed 5/14/03 and incorporated herein by reference.

(i)(31)	Form of Administrative Services Agreement among Legg Mason Investor Services, LLC and New York Life Insurance and Annuity Corporation Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(k)(k) to Post-Effective Amendment No.31 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 033-53342), filed 4/11/17 and incorporated herein by reference.

(i)(32)	Administrative Service Agreement between Morgan Stanley & Co. Incorporated and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(15) to Pre-Effective Amendment No. 1 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-147707), filed 4/14/08 and incorporated herein by reference.

(j)	Other Material Contracts.

(j)(1)	Powers of Attorney — Filed herewith.

(k)	Legal Opinion.

Opinion and consent of Thomas F. English, Esq. — To be filed by pre-effective amendment.

(l)	Actuarial Opinion.

Not applicable.

(m)	Calculation.

Not applicable.

(n)	Other Opinions.

Consent of PricewaterhouseCoopers LLP — To be filed by pre-effective amendment.

(o)	Omitted Financial Statements.

Not applicable.

(p)	Initial Capital Agreements.

Not applicable.

(q)	Redeemability Exemption.

(q)(1)	Memorandum describing NYLIAC’s issuance, transfer and redemption procedures for the Policies — To be filed by pre-effective amendment.

ITEM 27. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The principal business address of each director and officer of NYLIAC is 51 Madison Avenue, New York, NY 10010.

Name:	Title:
Mathas, Theodore A.	Chairman of the Board, President & Chief Executive Officer
Ashe, Christopher T.	Director & Senior Vice President
Bedard, David G.	Director & Senior Vice President
Brill, Elizabeth K.	Director, Senior Vice President & Chief Actuary
Cook, Alexander I. M.	Director & Senior Vice President
Gardner, Robert M.	Director, Senior Vice President & Controller
Grove, Matthew M.	Director & Executive Vice President
Harte, Francis Michael	Director & Senior Vice President
Hendry, Thomas A.	Director, Senior Vice President & Treasurer
Huang, Dylan W.	Director, Senior Vice President & Actuary
Madgett, Mark J.	Director, Senior Vice President & Head of Agency
Miller, Amy	Director
Seter, Arthur H.	Director, Senior Vice President & Chief Investment Officer
Steinberg, Joel M.	Director, Senior Vice President, Chief Risk Officer & Interim Chief Financial Officer
Wion, Matthew D.	Director & Senior Vice President
DeSanto, Craig L.	Executive Vice President
Malloy, Anthony R.	Executive Vice President
Afshar, Pedram	Senior Vice President
Badler, Sara L.	Senior Vice President
Berlin, Scott L.	Senior Vice President
Castellani, David J.	Senior Vice President
Cristallo, James J.	Senior Vice President & Actuary
Del Secolo, Michael	Senior Vice President
Desiderato, Donald M.	Senior Vice President
DiMella, Robert A.	Senior Vice President
English, Thomas F.	Senior Vice President & Chief Legal Officer
Karmen, Robert	Senior Vice President & Legal Officer
Lenz, Scott L.	Senior Vice President, Deputy General Counsel & Chief Tax Counsel
Lamarque, Natalie	Senior Vice President
Larkin, Colleen E.	Senior Vice President & Assistant Secretary
Loffredo, John M.	Senior Vice President
McDermott, Gail A.	Senior Vice President
McInerney, Barbara J.	Senior Vice President & Chief Compliance Officer
Miccuci, Alison H.	Senior Vice President
Ok, Francis J.	Senior Vice President
Phlegar, Jeffrey S.	Senior Vice President
Ramasamy, Neal S.	Senior Vice President & Chief Technology Officer
Roberts, Dan C.	Senior Vice President
Rocchi, Gerard A.	Senior Vice President
Schwartz, Richard C.	Senior Vice President
Talgo, Mark W.	Senior Vice President
Virendra, Sonali	Senior Vice President
Yoon, Jae	Senior Vice President
Anderson, Erik A.	Vice President & Actuary
Ascione, Mitchell P.	Vice President
Bain, Karen A.	Vice President - Tax
Ball, Aaron C.	Vice President
Begliotti, Jeffrey	Vice President & Actuary
Behrens, Dawn	Vice President
Bredikis, Scott	Vice President
Caminiti, Philip E.	Vice President
Carbone, Jeanne M.	Vice President & Actuary
Casanova, Ramon A.	Vice President & Actuary
Chen, Roger	Vice President
Cherpelis, George S.	Vice President
Cirella, Margaret M.	Vice President
DeToro, Karen J.	Vice President & Actuary
Dial, Robert H.	Vice President
Diaz, Mayra L.	Vice President
DiRago, John C.	Vice President
Donohue, Robert	Vice President & Assistant Treasurer
Dubrow, Michael G.	Vice President
Feinstein, Jonathan	Vice President
Ferguson, Robert E.	Vice President
Fitzgerald, Edward J.	Vice President
Fong, Michael	Vice President & Actuary
Frawley, Stephanie A.	Vice President
Furlong, Brian	Vice President
Gangemi, Thomas J.	Vice President & Chief Underwriter
Goldstein, Ross M.	Vice President
Hallahan, Mary T.	Vice President & Assistant Treasurer
Hamlen, Renee	Vice President
Hamrick, Jane L.	Vice President & Actuary
Han, Wen Wei	Vice President & Actuary
Cruz, Jeanne M.	Senior Vice President
Hanley, Dale A.	Vice President
Heller, Thomas S.	Vice President
Hoffman, Eric S.	Vice President
Hoffman, Glenn	Vice President
Hynes, Robert J.	Vice President
Kary, Jason	Vice President
Khalil, Saad A.	Vice President & Assistant Treasurer
Kim, Terry	Vice President
Koltisko, Joseph D.	Vice President
Kraus, Linda M.	Vice President
Kravitz, Jodi L.	Vice President & Actuary
Kuan, Melissa	Vice President
Kuhl, Amanda L.	Vice President & Actuary
Leber, Richard B.	Vice President, Legal Officer & Assistant Secretary
Lynn, Eric J.	Vice President & Actuary
Marinaccio, Ralph S.	Vice President
McGinnis, Timothy M.	Vice President
McNamara, Stephen J.	Vice President & Actuary
Melka, Frank David	Vice President
Millay, Edward P.	Vice President
Mitchinson, Tod	Vice President & Chief Information Security Officer
Mosquera, Jaime	Vice President & Actuary
Murphy, Marijo F.	Vice President
Pasyanos, Nicholas	Vice President & Actuary
Pecorino, Paul	Vice President
Perry, Valerie L.	Vice President - Underwriting
Petty, William	Vice President
Pizzute, Robert J.	Vice President
Quartararo, Paul	Vice President & Chief Medical Director
Roy, Ari	Vice President
Rubin, Janis C.	Vice President
Rzad, Amaury J.	Vice President
Seewald, Scott R.	Vice President
Sell, David S.	Vice President
Shannon, Joseph J.	Vice President
Sherman, Nancy G.	Vice President
Silber, Irwin	Vice President & Actuary
Suh, Hannah L.	Vice President & Actuary
Suryapranata, Monica	Vice President
Tai, Ka Luk Stanley	Vice President
Tate, William P.	Vice President
Taylor, Todd	Vice President & Actuary
Tillotson, Sandra G.	Vice President & Legal Officer
Verastegui, Victor A.	Vice President
Walsh, Richard M.	Vice President
Walsh, Simon	Vice President
Webster, Gregory H.	Vice President
Weinstein, Scott W.	Vice President
Whites, Charles A.	Vice President & Legal Officer
Wildin, Michellen	Vice President
Williams, Matthew	Vice President
Yashnyk, Michael A.	Vice President
Zeng, Paul	Vice President & Actuary
Meade, Colleen A.	Secretary

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

The Depositor, NYLIAC, is a wholly-owned subsidiary of New York Life Insurance Company (“New York Life”). The Registrant is a segregated asset account of NYLIAC. The following chart indicates persons presumed to be controlled by New York Life(+), unless otherwise indicated. Subsidiaries of other subsidiaries are indented accordingly, and ownership is 100% unless otherwise indicated.

Name	Jurisdiction of Organization	Percent of Voting Securities Owned
The MainStay Funds(*)(†)	Massachusetts
MainStay VP Funds Trust(*)(†)	Delaware
MainStay Funds Trust	Delaware
NYL Investors LLC	(Delaware)
NYL Investors (U.K.) Limited	(United Kingdom)
NYL Investors REIT Manager LLC	(Delaware)
NYLIM Holdings NCVAD GP, LLC	(Delaware)
McMorgan Northern California Value Add/Development Fund I, LP	(Delaware)	(50%)
MNCVAD-IND Greenwood CA LLC	(Delaware)
MNCVAD-IND Norris Canyon CA LLC	(Delaware)
MNCVAD-CP Norris Canyon LLC	(Delaware)	(94%)
MNCVAD-IND Petaluma CA LLC	(Delaware)
MNCVAD-OFC 2665 NORTH FIRST CA LLC	(Delaware)
MNCVAD-SEAGATE 2665 NORTH FIRST LLC	(Delaware)	(90%)
MNCVAD-OFC Bridgepointe CA LLC	(Delaware)
MNCVAD-OFC RIDDER PARK CA LLC	(Delaware)
MNCVAD-GRAYMARK RIDDER	(Delaware)	(97.50%)
MNCVAD-OFC ONE BAY CA LLC	(Delaware)
MNCVAD-HARVEST ONE BAY LLC	(Delaware)	(95%)
MNCVAD-IND RICHMOND CA LLC	(Delaware)
NYL Investors NCVAD II GP, LLC	(Delaware)
McMorgan Northern California Value Add/Development Fund II, LP	(Delaware)	(50%)
MNCVAD II-MF HENLEY CA LLC	(Delaware)
MNCVAD II-SP HENLEY JV LLC	(Delaware)	(90%)
MNCVAD II-SP HENLEY OWNER	(Delaware)
MNCVAD II-OFC 770 L Street CA LLC	(Delaware)
MNCVAD II-MF UNION CA LLC
MNCVAD II- HOLLIDAY UNION JV LLC
MSVEF GP LLC	(Delaware)
MSVEF Investor LLC	(Delaware)
MSVEF Feeder LP	(Delaware)	(55.56%)
MSVEF REIT LLC	(Delaware)	(55.56%)
Madison Square Value Enhancement Fund LP	(Delaware)	(51%)
MSVEF-MF Evanston GP LLC	(Delaware)	(51%)
MSVEF-MF Evanston IL LP	(Delaware)	(51%)
Madison Core Property Fund LLC	(Delaware)	(NYL Investors is Non Member Manager 0.00%)[8]
MIREF 1500 Quail, LLC	(Delaware)
MIREF Mill Creek, LLC	(Delaware)
MIREF Gateway, LLC	(Delaware)
MIREF Delta Court, LLC	(Delaware)
MIREF Fremont Distribution Center, LLC	(Delaware)
MIREF Century, LLC	(Delaware)
MIREF Saddle River LLC	(Delaware)
MIREF Newpoint Commons, LLC	(Delaware)
MIREF Northsight, LLC	(Delaware)
MIREF Riverside, LLC	(Delaware)
MIREF Corporate Woods, LLC	(Delaware)
MIREF Bedminster, LLC	(Delaware)
MIREF Barton’s Creek, LLC	(Delaware)
Barton’s Lodge Apartments, LLC	(Delaware)	(90%)
MIREF Marketpointe, LLC	(Delaware)
MIREF 101 East Crossroads, LLC	(Delaware)
101 East Crossroads, LLC	(Delaware)
MIREF Chain Bridge, LLC	(Delaware)
1991 Chain Bridge Road, LLC	(Delaware)
MIREF Hawthorne, LLC	(Delaware)
MIREF Auburn 277, LLC	(Delaware)
MIREF Sumner North, LLC	(Delaware)
MIREF Wellington, LLC	(Delaware)
MIREF Warner Center, LLC	(Delaware)
MADISON-IND Valley Business Park CA LLC	(Delaware)
MADISON-MF Duluth GA LLC	(Delaware)
MADISON-OFC Centerstone I CA LLC	(Delaware)
MADISON-OFC Centerstone III CA LLC	(Delaware)
MADISON-MOB Centerstone IV CA LLC	(Delaware)
MADISON-OFC Centerpoint Plaza CA LLC	(Delaware)
MADISON-IND Logistics NC LLC	(Delaware)
MCPF-LRC Logistics LLC	(Delaware)	(90%)
MADISON-MF Desert Mirage AZ LLC	(Delaware)
MADISON-OFC One Main Place OR LLC	(Delaware)
MADISON-IND Fenton MO LLC	(Delaware)
MADISON-IND Hitzert Roadway MO LLC	(Delaware)
MADISON-MF Hoyt OR LLC	(Delaware)
MADISON-RTL Clifton Heights PA LLC	(Delaware)
MADISON-IND Locust CA LLC	(Delaware)
MADISON-OFC Weston Pointe FL LLC	(Delaware)
MADISON-MF Henderson NV LLC	(Delaware)
MCPF-SP Henderson LLC	(Delaware)	(90%)
MADISON-SP Henderson LLC	(Delaware)	(90%)
MADISON-IND VISTA LOGISTICS OR LLC	(Delaware)
MADISON-SPECHT VISTA LOGISTICS LLC	(Delaware)	(95%)
MADISON-MF MCCADDEN CA LLC	(Delaware)
MADISON-OFC 1201 WEST IL LLC	(Delaware)
MADISON-MCCAFFERY 1201 WEST IL LLC	(Delaware)	(92.5%)
MADISON-MF CRESTONE AZ LLC	(Delaware)
NYL Real Assets LLC	(Delaware)
NYL Emerging Manager LLC	(Delaware)
NYL Wind Investments LLC	(Delaware)
NYLIFE Insurance Company of Arizona	(Arizona)
NYLIC HKP Member LLC	(Delaware)	(NYLIC: 67.974%; NYLIAC 32.026%)
New York Life Insurance and Annuity Corporation	(Delaware)
New York Life Enterprises LLC	(Delaware)
SEAF Sichuan SME Investment Fund LLC	(Delaware)	(39.98%)
New York Life International Holdings Limited	(Mauritius)	(84.38%)[1]
Max Ventures and Industries Limited	(India)	(21.4%, NYLIC: 1.4%)
NYL Cayman Holdings Ltd.	(Cayman Islands)
NYL Worldwide Capital Investments LLC	(Delaware)
Seguros Monterrey New York Life, S.A. de C.V.	(Mexico)	(99.998%)[2]
Administradora de Conductos SMNYL, S.A. de C.V.	(Mexico)	(99%)
Agencias de Distribucion SMNYL, S.A. de C.V. (“ADIS”)	(Mexico)	(99%)
Inmobiliaria SMNYL, SA de C.V.	(Mexico)	(99%; ADIS: 1%)
Madison Capital Funding LLC	(Delaware)	(NYLIC: 55%; NYLIAC: 45%)
MCF Co-Investment GP LLC	(Delaware)
MCF Co-Investment GP LP	(Delaware)
Madison Capital Funding Co-Investment Fund LP	(Delaware)
Madison Avenue Loan Fund GP LLC	(Delaware)
Madison Avenue Loan Fund LP	(Delaware)
MCF KB Fund LLC	(Delaware)
MCF Fund I LLC	(Delaware)
MCF Hanwha Fund LLC	(Delaware)[7]	(0 voting ownership)
Ironshore Investment BL I Ltd.	(Bermuda)[7]	(0 voting ownership)
MCF CLO IV LLC	(Delaware)[7]	(NYLIC: 6.7%)
MCF CLO V LLC	(Delaware)[7]	(NYLIC: 5%)
MCF CLO VI LLC	(Delaware)[7]	(0 voting ownership)
MCF CLO VII LLC (f/k/a LMF WF Portfolio III, LLC)	(Delaware)[7]	(0 voting ownership)
MCF CLO VIII Ltd.	(Delaware) [7]	(0 voting ownership)
MCF CLO VIII LLC	(Delaware)
MCF KB Fund LLC	(Delaware)[7]	(0 voting ownership)
MCF KB Fund II LLC	(Delaware) [7]	(0 voting ownership)
Montpelier Carry Parent, LLC	(Delaware)
Montpelier Carry, LLC	(Delaware)
Montpelier GP, LLC	(Delaware)
Montpelier Fund, L.P.	(Delaware)
MCF Mezzanine Carry I LLC	(Delaware)[9]
MCF Mezzanine Fund I LLC	(Delaware)	(NYLIC: 66.66%; NYLIAC: 33.33%) (MCF is the manager)
MCF PD Fund GP LLC	(Delaware)[7]
MCF PD Fund LP	(Delaware)[7]
Warwick Seller Representative, LLC	(Delaware)
Young America Holdings, LLC (“YAH”)	(Delaware)	(36.35%)[9]
YAC.ECOM Incorporated	(Minnesota)
Young America, LLC (“YALLC”)	(Minnesota)
Global Fulfillment Services, Inc.	(Arizona)
SourceOne Worldwide, Inc.	(Minnesota)
YA Canada Corporation	(Nova Scotia,Canada)
Zenith Products Holdings, Inc.	(Delaware)	(16.36%)[9]
ZPC Holding Corp.	(Delaware)
Zenith Products Corporation	(Delaware)
NYLIM Jacob Ballas India Holdings IV	(Mauritius)
New York Life Investment Management Holdings LLC	(Delaware)
New York Life Investment Management Asia Limited	(Cayman Islands)
Japan Branch
Hong Kong
MacKay Shields LLC	(Delaware)
MacKay Shields Core Plus Opportunities Fund GP LLC	(Delaware)
MacKay Shields Core Plus / Opportunities Fund LP	(Delaware)
MacKay Municipal Managers Opportunities GP LLC	(Delaware)
MacKay Municipal Opportunities Master Fund, L.P.	(Delaware)
MacKay Municipal Opportunities Fund, L.P.	(Delaware)
MacKay Municipal Managers Credit Opportunities GP LLC	(Delaware)
MacKay Municipal Credit Opportunities Master Fund, L.P.	(Delaware)
MacKay Municipal Credit Opportunities Fund, L.P.	(Delaware)
MacKay Municipal Credit Opportunities HL Fund, L.P
MacKay Municipal Managers Credit Opportunities HL (Cayman) GP LLC	(Cayman Is.)
MacKay Municipal Credit Opportunities HL (Cayman) Fund, LP	(Cayman Is.)
MacKay Municipal Short Term Opportunities Fund GP LLC	(Delaware)
MacKay Municipal Short Term Opportunities Fund LP	(Delaware)
Plainview Funds plc	(Ireland)	(50%) (MacKay Shields Employee: 50%)
Plainview Funds plc – MacKay Shields Emerging Markets Credit Portfolio	(Ireland)	(NYLIC: 0.00%; NYLIAC: 0.00%)
Plainview Funds plc – MacKay Shields Unconstrained Bond Portfolio	(Ireland)	(NYLIC: 0.00%; MacKay: 1.14%)
Plainview Funds plc – MacKay Shields Floating Rate High Yield Portfolio	(Ireland)	(NYLIC: 91.67%; MacKay 8.32%)
Plainview Funds plc – MacKay Shields Core Plus Opportunities Portfolio	(Ireland)	(NYL: 0%)
MacKay Shields Statutory Trust – High Yield Bond Series	(Connecticut)[7]
Plainview Funds plc – MacKay Shields High Yield Crossover Portfolio	(Ireland)	(NYL: 0%; MacKay: 3.31%)
MacKay Shields High Yield Active Core Fund GP LLC	(Delaware)
MacKay Shields High Yield Active Core Fund LP	(Delaware)
MacKay Shields Credit Strategy Fund Ltd	(Cayman Islands)
MacKay Shields Credit Strategy Partners LP	(Delaware)
MacKay Shields Defensive Bond Arbitrage Fund Ltd.	(Bermuda)	(13.61%)[3]
MacKay Shields Core Fixed Income Fund GP LLC	(Delaware)
MacKay Shields Core Fixed Income Fund LP	(Delaware)
MacKay Shields Select High Yield Bond Fund GP LLC	(Delaware)
MacKay Shields Select High Yield Bond Fund LP	(Delaware)
MacKay Shields High Yield Crossover Fund LP	(Delaware)
MacKay Shields (International) Ltd.	(UK)	(“MSIL”)
MacKay Shields (Services) Ltd.	(UK)	(“MSSL”)
MacKay Shields UK LLP	(UK)	(MSIL: 99%; MSSL: 1%)
MacKay Shields Global Derivatives LLC	(Delaware)
MacKay Municipal Managers Puerto Rico Opportunities GP LLC	(Delaware)
MacKay Puerto Rico Opportunities Funds, L.P.	(Delaware)
MacKay Puerto Rico Opportunities Feeder Fund, L.P.	(Cayman Islands)
MacKay Municipal Managers California Opportunities GP LLC	(Delaware)
MacKay Municipal Managers California Opportunities Fund, L.P.	(Delaware)
MacKay Municipal New York Opportunities GP LLC	(Delaware)
MacKay Municipal New York Opportunities Fund, L.P.	(Delaware)
MacKay Municipal Opportunities HL Fund, L.P.	(Delaware)
MacKay Municipal Capital Trading GP LLC	(Delaware)
MacKay Municipal Capital Trading Master Fund, L.P.	(Delaware)
MacKay Municipal Capital Trading Fund, L.P.	(Delaware)
MacKay Municipal Managers Strategic Opportunities GP LLC	(Delaware)
MacKay Municipal Managers Strategic Opportunities Fund, L.P.	(Delaware)
MacKay Shields US Equity Market Neutral Fund GP LLC	(Delaware)
MacKay Cornerstone US Equity Market Neutral Fund LP	(Delaware)
MacKay Shields Intermediate Bond Fund GP LLC	(Delaware)
MacKay Shields Intermediate Bond Fund LP	(Delaware)
MacKay Shields General Partner (L/S) LLC	(Delaware)
MacKay Shields Long/Short Fund LP	(Delaware)
MacKay Shields Long/Short Fund (Master)	(Delaware)
MacKay Municipal Managers Opportunities Allocation GP LLC
MacKay Municipal Opportunities Allocation Master Fund LP
MacKay Municipal Opportunities Allocation Fund A LP
MacKay Municipal Opportunities Allocation Fund B LP
CVP Holdings, LLC	(Delaware)	(60%)
CVP CLO Manager, LLC	(Delaware)
CVP CLO Holdings GP LLC	(Delaware)
CVP CLO Holdings, LP	(Cayman Is.)
CVP CLO Advisors, LLC	(Delaware)
Credit Value Partners, LLC	(Delaware)
CHIPC Evergreen General, LLC	(Delaware)
CVP High Income Private Credit Master Fund, LP	(Cayman Is.)
CVP Loan Servicing LLC	(Delaware)
CHIPC PE General, LLC	(Delaware)
CHIPC PE Intermediate Fund, LP	(Cayman Is.)
CVP High Income Private Equity PE Fund (Cayman), LP	(Cayman Is.)
CVP High Income Private Credit PE Fund, LP	(Delaware)
CVF IV General, LLC	(Delaware)
Credit Value Fund IV, LP	(Delaware)
Credit Value Fund (Cayman) IV, LP	(Cayman Is.)
Credit Value Intermediate Fund IV, LP	(Cayman Is.)
Credit Value Master Fund IV-A, LP	(Cayman Is.)
Credit Value Master Fund IV-B, LP	(Cayman Is.)
CVF IV Vert LLC	(Delaware)
CVF IV-A1 Vert LLC	(Delaware)
CVP SPV LLC	(Delaware)
CVP SPV LLC Series I	(Delaware)
CVP SPV LLC Series II	(Delaware)
CVP SPV LLC Series III	(Delaware)
CVP Europe Investment Management Limited	(Ireland)
MKS CVF V General LLC	(Delaware)
MacKay Shields Credit Value Fund V, LP	(Delaware)
MacKay Shields Credit Value Master Fund V, LP	(Cayman Is.)
MacKay Shields Credit Value Intermediate Fund V, LP	(Cayman Is.)
Cornerstone Capital Management Holdings LLC	(Delaware)
Cornerstone US Equity Market Neutral Fund, LLC	(Delaware)
Cornerstone Capital Management Large-Cap Enhanced Index Fund GP, LLC	(Delaware)
Cornerstone Capital Management Large-Cap Enhanced Index Fund, L.P.	(Delaware)
GoldPoint Partners LLC	(Delaware)
New York Life Capital Partners, L.L.C.	(Delaware)
New York Life Capital Partners, L.P.	(Delaware)
New York Life Capital Partners II, L.L.C.	(Delaware)
New York Life Capital Partners II, L.P.	(Delaware)
New York Life Capital Partners III GenPar GP, LLC	(Delaware)
New York Life Capital Partners III GenPar, L.P.	(Delaware)
New York Life Capital Partners III, L.P.	(Delaware)
New York Life Capital Partners III-A, L.P.	(Delaware)
New York Life Capital Partners IV GenPar GP, LLC	(Delaware)
New York Life Capital Partners IV GenPar, L.P.	(Delaware)
New York Life Capital Partners IV, L.P.	(Delaware)
New York Life Capital Partners IV-A, L.P.	(Delaware)
GoldPoint Mezzanine Partners IV GenPar GP, LLC	(Delaware)
GoldPoint Mezzanine Partners IV GenPar, LP	(Delaware)
GoldPoint Mezzanine Partners Co-Investment Fund A, LP	(Delaware)
GoldPoint Mezzanine Partners IV, LP	(Delaware)	(“GPPIVLP”)
GPP Mezzanine Blocker Holdco A, LP	(Delaware)	(“GPPMBHA”)
GPP Mezzanine Blocker Holdco Preferred A, LP	(Delaware)
GPP Mezzanine Blocker Holdco B, LP	(Delaware)	(“GPPMBHB”)
GPP Mezzanine Blocker Holdco C, LP	(Delaware)	(“GPPMBHC”)
GPP Mezzanine Blocker Holdco D, LP	(Delaware)	(“GPPMBHD”)
GPP Mezzanine Blocker Holdco E, LP	(Delaware)
GPP Mezz IV ECI Aggregator LP name change from GPP Mezzanine Blocker E, LP	(Delaware)
GPP Mezzanine Blocker Holdco F, LP	(Delaware)
GPP Mezzanine Blocker Holdco H, LP	(Delaware)
GoldPoint Mezzanine Partners Offshore IV, L.P.	(Cayman Islands)
GoldPoint Partners Co-Investment V GenPar GP LLC	(Delaware)
GoldPoint Partners Co-Investment V GenPar, LP	(Delaware)
GoldPoint Partners Co-Investment Fund A, LP	(Delaware)
GoldPoint Partners Co-Investment V, LP	(Delaware)**
GoldPoint Partners Co-Investment V ECI Blocker Holdco B, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker B, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker Holdco C, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker C, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker Holdco D, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker D, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker Holdco E, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker E, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker Holdco F, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker F, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker Holdco G, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker G, LP	(Delaware)
GoldPoint Private Debt Partners V GenPar GP, LLC	(Delaware)
GoldPoint Partners FA I, LLC	(Delaware)
GoldPoint Partners Select Manager III GenPar GP, LLC	(Delaware)
GoldPoint Partners Select Manager III GenPar, L.P.	(Cayman Islands)
GoldPoint Partners Select Manager Fund III, L.P.	(Cayman Islands)
GoldPoint Partners Select Manager Fund III AIV, L.P.	(Delaware)
GoldPoint Partners Select Manager IV GenPar GP, LLC	(Delaware)
GoldPoint Partners Select Manager IV GenPar, L.P.	(Delaware)
GoldPoint Partners Select Manager Fund IV, L.P.	(Delaware)
GoldPoint Partners Canada III GenPar Inc.	(Canada)
GoldPoint Partners Select Manager Canada Fund III, L.P.	(Canada)
GoldPoint Partners Canada IV GenPar Inc.	(Delaware)
GoldPoint Partners Select Manager Canada Fund IV, L.P.	(Delaware)
GoldPoint Partners Co-Investment VI GenPar GP LLC	(Delaware)
GoldPoint Partners Co-Investment VI GenPar, LP	(Delaware)
GoldPoint Partners Co-Investment VI, LP	(Delaware)
GPP VI - ECI Aggregator LP	(Delaware)
GPP VI Blocker A LLC	(Delaware)
GPP VI Blocker B LLC	(Delaware)
GoldPoint Private Credit GenPar GP, LLC	(Delaware)
GoldPoint Private Credit Fund, LP	(Delaware)	(GoldPoint: 100%)
NYLCAP 2010 Co-Invest GenPar GP, LLC	(Delaware)
NYLCAP 2010 Co-Invest GenPar L.P.	(Delaware)
NYLCAP 2010 Co-Invest L.P.	(Delaware)
NYLCAP 2010 Co-Invest ECI Blocker Holdco B L.P.	(Delaware)
NYLCAP 2010 Co- Invest ECI Blocker B L.P.	(Delaware)
NYLCAP 2010 Co-Invest ECI Blocker Holdco E L.P.	(Delaware)
NYLCAP 2010 Co- Invest ECI Blocker E L.P.	(Delaware)
GoldPoint Partners Canada GenPar, Inc.	(Canada)
NYLCAP Select Manager Canada Fund, LP	(Canada)
NYLCAP Canada II GenPar Inc.	(Canada)
NYLCAP Select Manager Canada Fund II, L.P.	(Canada)
NYLIM Mezzanine Partners II GenPar GP, LLC	(Delaware)
NYLIM Mezzanine Offshore Partners II, LP	(Cayman Islands)
NYLIM Mezzanine Partners II GenPar, LP	(Delaware)
New York Life Investment Management Mezzanine Partners II, LP	(Delaware)
NYLIM Mezzanine Partners II Parallel Fund, LP	(Delaware)
NYLIM Mezzanine II Parallel Luxco S.à.r.l.	(Luxembourg)
Voice Holdco Ltd.	(Nova Scotia, Canada)	(27%)[9]
Voice Holdings Ltd.	(Nova Scotia, Canada)
Voice Construction Ltd.	(Alberta, Canada)
Voice Construction Opco ULC	(Alberta, Canada)
Blue Sky Earthworks Ltd.	(Canada)
NYLCAP Mezzanine Partners III GenPar GP, LLC	(Delaware)
NYLCAP Mezzanine Partners III GenPar, LP	(Delaware)
NYLCAP Mezzanine Partners III-K, LP	(Delaware)**
NYLCAP Mezzanine Partners III, LP	(Delaware)**
NYLCAP Mezzanine Partners III Parallel Fund, LP	(Delaware)**
NYLCAP Mezzanine Partners III 2012 Co-Invest, LP	(Delaware)**
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco B, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker B, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco C, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker C, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco D, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker D, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco F, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker F, LP	(Delaware)
NYLCAP Mezzanine Offshore Partners III, L.P.	(Cayman Islands)
NYLCAP Select Manager GenPar GP, LLC	(Delaware)
NYLCAP Select Manager GenPar, LP	(Delaware)
NYLCAP Select Manager Fund, LP	(Delaware)
NYLCAP Select Manager Cayman Fund, LP	(Cayman Islands)
NYLCAP Select Manager II GenPar GP, LLC	(Delaware)
NYLCAP Select Manager II GenPar, L.P.	(Cayman Islands)
NYLCAP Select Manager Fund II, L.P.	(Cayman Islands)**
NYLCAP India Funding LLC	(Delaware)
NYLIM-JB Asset Management Co., LLC	(Mauritius)	(24.66%)[4]
New York Life Investment Management India Fund II, LLC	(Mauritius)
New York Life Investment Management India Fund (FVCI) II, LLC	(Mauritius)
NYLCAP India Funding III LLC	(Delaware)
NYLIM-Jacob Ballas Asset Management Co. III, LLC	(Mauritius)	(24.66%)[5]
NYLIM Jacob Ballas India Fund III	(Mauritius)	LLC
NYLIM Jacob Ballas Capital India (FVCI) III	(Mauritius)	LLC
NYLIM Jacob Ballas India (FII) III	(Mauritius)	LLC
Evolvence Asset Management, Ltd.	(Cayman Islands)	(Goldpoint: 24.5%)
EIF Managers Limited	(Mauritius)	(58.72%)
EIF Managers II Limited	(Mauritius)	(55%)
NYLCAP Holdings LLC	(Mauritius)
Jacob Ballas Capital India PVT. Ltd.	(Mauritius)	(23.30%)
NYLIM Service Company LLC	(Delaware)
NYL Workforce GP LLC	(Delaware)
New York Life Investment Management LLC	(Delaware)
NYLIM Fund II GP, LLC	(Delaware)
NYLIM Real Estate Mezzanine Fund II, LP	(Delaware)
NYLIM-TND, LLC	(Delaware)
WFHG GP, LLC	(Delaware)	(50%)
Workforce Housing Fund I-2007 LP	(Delaware)	(50%)
IndexIQ Holdings Inc.	(Delaware)	(“IQ Holdings”)
IndexIQ Inc.	(Delaware)
IndexIQ LLC	(Delaware)	(NYLIM: 74.37%, IQ Holdings 25.63%)
IndexIQ Advisors LLC	(Delaware)
IndexIQ Active ETF Trust	(Delaware)[7]
IQ MacKay Shields Muncpl Insrd ETF
IQ MacKay Shields Muncpl Intern ETF		(NYLIAC: 97%)
IndexIQ ETF Trust (Delaware)
IQ 50 Percent Hedged FTSE Europe ETF		(NYLIC: 0.06%)
IQ 50 Percent Hedged FTSE Intl ETF		(NYLIM Holdings: 9.34%)
IQ 50 Percent Hedged FTSE Japan ETF		(NYLIC: 0.83%)
IQ 500 International ETF		(NYLIM Holdings: 0.42%, NYLIAC: 0.08%)
IQ Chaikin US Large Cap ETF		(NYLIM Holdings: 10.82%)
IQ Chaikin US Small Cap ETF		(NYLIM Holdings: 7.35%)
IQ Enhanced Core Bond US ETF		(NYLIM Holdings: 1.80%)
IQ Enhanced Core Plus Bond US ETF		(NYLIM Holdings: 1.93%)
IQ Global Agribusiness Small Cap ETF
IQ Global Resources ETF		(NYLIM Holdings: 2.97%)
IQ Hedge Event-Driven Tracker ETF		(NYLIAC: 0.05%)
IQ Hedge Long/Short Tracker ETF		(NYLIAC: 0.05%)
IQ Hedge Macro Tracker ETF
IQ Hedge Market Neutral Tracker ETF
IQ Hedge Multi-Strategy Tracker ETF
IQ Leaders GTAA Tracker ETF		(NYLIC: 0.76%)
IQ Merger Arbitrage ETF
IQ Real Return ETF
IQ S&P High Yield Low Volatility Bd ETF		(NYLIC: 1.25%, NYLIM Holdings: 0.72%)
IQ Short Duration Enhanced Cor Bd US ETF		(NYLIAC: 0.06%)
IQ US Real Estate Small Cap ETF
New York Life Investment Management Holdings International S.a.r.l.	(Luxembourg)
New York Life Investment Management Holdings II International S.a.r.l.	(Luxembourg)
Candriam Group S.ar.l. (“CG”)	(Luxembourg)
CGH UK Acquisition Company Limited	(UK)
Tristan Capital Partners Holdings Limited	(UK)	(40%)
Candriam Luxco S.a.r.l.	(Luxembourg)	(“CANLUXS”)
Candriam Luxembourg (Luxembourg)	(“CANLUX”)	(CG: 95.060%; 1 share held by CANLUXS)
Candriam Luxembourg Italy Branch
Candriam Luxembourg UK Establishment
Candriam Luxembourg Germany Branch
Candriam Luxembourg US Branch
Candriam Luxembourg Spain Branch
Candriam Luxembourg Netherlands Branch
Candriam Luxembourg MENA Branch	(Dubai, UAE)
Candriam Belgium	(Belgium)	(“CANBEL”) (99.99%; CG: 0.01%)
Candriam France	(France)	(“CANFR”)
Candriam Monétaire SICAV	(France)	(CANBEL: 1.66%; CANFR: 0.98%)
Candriam Switzerland LLC	(Switzerland)
Belfius Fund	(Luxembourg)	(SICAV with Board controlled by Candriam)
BIL Prime Advanced	(Luxembourg)
BIL Prime Advanced Cash + 100	(Lux)	(CANLUX: 36.44%; CANBEL: 32.51%) (“BILPAC”) (SICAV Sub-Fund)
BIL Invest (Luxembourg)		(0.00%)
BIL Invest Patrimonial High		(0.00%)
BIL Invest Patrimonial Low		(0.00%)
BIL Invest Patrimonial Medium		(0.00%)
BlueOrchard Microfinance Fund	(Luxembourg)	(0.00%)
Cordius	(Luxembourg)	(CANLUX: 4.28%, CANBEL: 1.01%, CANFR: 1.01%)
Cordius CIG		(CANLUX: 68.04%; CANBEL: 15.98%; CANFR: 15.98%)
Candriam Absolute Return	(Luxembourg)	(CANLUX: 0.15%, NYLIAC: 33.62%)
Candriam Absolute Return Long Short Digital Equity		(CANLUX: 0.11, NYLIAC: 61.79%)
Candriam Absolute Return Systematic Long Short Equity		(CANLUX: 0.20%)
Candriam Absolute Return Equity Market Neutral		(0.00)
Candriam Alternative	(Luxembourg)	(CANLUX: 5.18%, NYLIAC: 11.46%)
Candriam Alternative Equity Market Neutral	(Lux)	(CANLUX: 21.14%, NYLIAC: 48.22%)
Candriam Alternative Systemat		(CANLUX: 0.21%)
Candriam Bonds	(Luxembourg)	(CANLUX: 0.05%, CANFR: 0.01%)
Candriam Bonds Convertible Defensive		(CANLUX: 0.02%)
Candriam Bonds Convertible Opportunities		(CANLUX: 25.32%)
Candriam Bonds Credit Opportunities		(CANLUX: 0.02%)
Candriam Bonds Emerging Debt Local Currencies		(CANLUX: 0.10%)
Candriam Bonds Emerging Markets		(CANLUX: 0.01%)
Candriam Bonds Emerging Markets Total Return		(CANLUX: 0.03%)
Candriam Bonds Euro Corporate		(CANLUX: 0.03%)
Candriam Bonds Euro Government		(CANLUX: 0.03%)
Candriam Bonds Euro High Yield		(CANFR 0.09%, CANLUX: 0.01%)
Candriam Bonds Euro Short Term		(CANLUX: 0.01%)
Candriam Bonds Global High Yield		(CANLUX: 0.08%)
Candriam Bonds International		(CANLUX: 0.07%)
Candriam Bonds Total Return		(CANLUX: 0.02%)
Candriam Business Equities	(Belgium)
Candriam Equities L	(Luxembourg)	(CANLUX: 0.01%)
Candriam Equities L Biotechnology		(0.00%)
Candriam Equities L Emerging Markets		(CANLUX: 0.01%)
Candriam Equities L Europe Conviction		(CANLUX: 0.01%)
Candriam Equities L Europe Small & Mid Caps		(CANLUX: 0.03%)
Candriam Equities L Global Demography		(CANLUX: 0.01%)
Candriam Equities L Robotics & Innovation Technology		(CANLUX: 0.01%)
Candriam Fund	(Luxembourg)
Candriam GF	(Luxembourg)	(NYLIAC: 84.11%)
Candriam GF Global Equity Opportunities		(NYLIAC: 97.72%)
Candriam GF Shorth Duration US High Yield Bonds		(NYLIAC: 50.82%)
Candriam GF U.S. Equity Opportunities		(NYLIAC: 98.11%)
Candriam GF US High Yield Corporate Bonds		(NYLIAC: 89.53%)
Candriam Global Alpha	(Luxembourg)	(CANLUK: 0.16%)
Candriam Index Arbitrage	(Luxembourg)	(CANLUX: 0.01%)
Candriam L	(Luxembourg)	(CANLUX: .0.06%, NYLIAC: 1.87%)
Candriam L Conservative Asset Allocation		(CANLUX: 0.16%)
Candriam L Multi-Asset Income		(CANLUX: 0.06%)
Candriam L Multi- Asset Income & Growth		(CANLUX: 0.05%)
Candriam L Multi- Asset Premia		(NYLIAC: 74.98%)
Candriam Money Market	(Luxembourg)	(CANLUX: 0.01%)
Candriam Money Market Euro AAA		(CANLUX: 0.04%)
Candriam Multi-Strategies	(Luxembourg)	(CANBEL 9.41%, CANFR: 14.42%, CANLUX: 33.12%)
Candriam Quant	(Luxembourg)	(0.00%)
Candriam Quant Equities USA		(0.00%)
Candriam Risk Arbitrage	(Luxembourg)	(CANLUX: 0.02%)
Candriam SRI	(Luxembourg)	(CANLUX: 0.02%, CANBEL: 0.25%)
Candriam SRI Bond Emerging Markets		(CANLUX: 0.08%)
Candriam SRI Bond Euro		(CANLUX: 0.11%)
Candriam SRI Bond Euro Corporate		(CANLUX: 0.04%)
Candriam SRI Bond Global High Yield		(CANLUX: 0.09%)
Candriam SRI Defensive Asset Allocation		(CANBEL: 5.66%)
Candriam SRI Equity Emerging Markets		(CANLUX: 0.01%)
Candriam SRI Equity EMU		(CANLUX: 0.02%)
Candriam SRI Equity Europe		(CANLUX: 0.01%)
Candriam SRI Equity North America		(CANLUX: 0.02%)
Candriam SRI Equity World		(CANLUX: 0.02%)
Candriam Sustainable	(Luxembourg)	(CANLUX: 0.01%)
Candriam Sustainable Euro Corporate Bonds		(CANLUX: 0.15%)
Candriam Sustainable Europe		(CANLUX: 0.02%)
Candriam Sustainable North America		(CANLUX: 0.03%)
Candriam Treasury Management	(France)
Candriam World Alternative	(Luxembourg)	(CANLUX: 0.08%, NYLIAC: 12.20%)
Candriam World Alternative Alphamax		(NYLIAC: 17.44%/CANLUX: 0.11%)
Cleome Index	(Luxembourg)	(CANFR: 0.01%)
Cleome Index EMU Equities		(CANF: 0.05%)
Cleome Index World Equities		(CANFR: 0.04%)
Ausbil Investment Management Limited	(Australia)	(79.25%)
Ausbil Australia Pty. Ltd.	(Australia)
Ausbil Asset Management Pty. Ltd.	(Australia)
Ausbil Focus Investment Company Limited	(Australia)	(Dormant)
Ausbil Global Infrastructure Pty. Limited	(Australia)	(55%) (45% owned by 4 employees)
ISPT Holding	(Australia)	(.037%)
Ausbil Investment Management Limited Employee Share Trust	(Australia)	(Ausbil: 100%)
Ausbil 130/30 Focus Fund	(Australia)[6]
Ausbil Active Dividend Income Fund	(Australia)
Ausbil Active Sustainable Equity Fund	(Australia)	(NYLIAC 99.99%) (Ausbil has sole authority over fund)
Ausbil Australian Active Equity Fund	(Australia)
Ausbil Australian Concentrated Equity Fund	(Australia)
Ausbil Australian Emerging Leaders Fund	(Australia)
Ausbil Australian Geared Equity Fund	(Australia)
Ausbil Australian Smallcap Fund	(Australia)
Ausbil Balanced Fund	(Australia)
Ausbil EGS Focus Fund	(Australia)
Ausbil Global Essential Infrastructure Fund	(Australia)
Ausbil Global Resources Fund	(Australia)	(99.57%)
Ausbil Global SmallCap Fund	(Australia)	(74.04%)
Ausbill Microcap Fund	(Australia)	(NYLIAC: 21.03%)
MacKay Shields Unconstrained Bond Fund	(Australia)	(97.92%)
Ausbil IT – Ausbil Microcap Fund	(Australia)	(NYLIAC: 19.65)
Ausbil IT – Candriam Sustainable Global Equity Fund	(Australia)	(0% fully redeemed
NYLIFE Distributors LLC	(Delaware)
Private Advisors L.L.C.	(Delaware)	(67.59%)
PACIF Carry Parent, LLC	(Delaware)
PACIF Carry, LLC	(Delaware)
PACIF GP, LLC	(Delaware)
Private Advisors Coinvestment Fund, LP	(Delaware)
PACIF II GP, LLC	(Delaware)
Private Advisors Coinvestment Fund II LP	(Delaware)
PACIF II Carry Parent, LLC	(Delaware)
PACIF II Carry, LLC	(Delaware)
PACIF III GP, LLC	(Delaware)
Private Advisors Coinvestment Fund III, LP	(Delaware)
PACIF III Carry Parent, LLC	(Delaware)
PACIF III Carry, LLC	(Delaware)
PACIF IV GP, LLC	(Delaware)
Private Advisors Coinvestment Fund IV, LP	(Delaware)
PACIF IV Carry Parent, LLC	(Delaware)
PACIF IV Carry, LLC	(Delaware)
PA Hedged Equity Fund, L.P. (Delaware) Private Advisors Hedged Equity Fund (QP), L.P	(Delaware)
Private Advisors Hedged Equity Master Fund	(Delaware)
PASCBF III GP, LLC	(Delaware)
Private Advisors Small Company Buyout Fund III, LP	(Delaware)
PASCBF IV GP, LLC	(Delaware)
Private Advisors Small Company Buyout Fund IV, LP	(Delaware)
PASCBF IV Carry Parent, LLC	(Delaware)
PASCBF IV Carry, LLC	(Delaware)
PASCBF V GP, LLC	(Delaware)
Private Advisors Small Company Buyout Fund V, LP	(Delaware)
Private Advisors Small Company Buyout V– ERISA Fund, LP	(Delaware)
PASCBF V Carry Parent, LLC	(Delaware)
PASCBF V Carry, LLC	(Delaware)
PASCPEF VI Carry Parent, LLC	(Delaware)
PASCPEF VI Carry, LLC	(Delaware)
PASCPEF VI GP, LLC	(Delaware)
Private Advisors Small Company Private Equity Fund VI, LP	(Delaware)
Private Advisors Small Company Private Equity Fund VI (Cayman), LP	(Cayman Islands)
PASCPEF VII GP, LLC	(Delaware)
Private Advisors Small Company Private Equity Fund VII, LP	(Delaware)
Private Advisors Small Company Private Equity Fund VII (Cayman), LP	(Cayman Is.)
PASCPEF VII Carry Parent, LLC	(Delaware)
PASCPEF VII Carry, LLC	(Delaware)
PASCPEF VIII GP, LLC	(Delaware)
Private Advisors Small Company Private Equity Fund VIII, LP	(Delaware)
Private Advisors Small Company Private Equity Fund VIII (Cayman), LP	(Delaware)
Cuyahoga Capital Partners I Management Group, LLC	(Delaware)
Cuyahoga Capital Partners I, L.P.	(Delaware)
Cuyahoga Capital Partners II Management Group LLC	(Delaware)
Cuyahoga Capital Partners II LP	(Delaware)
Cuyahoga Capital Partners III Management Group LLC	(Delaware)
Cuyahoga Capital Partners III LP	(Delaware)
Cuyahoga Capital Partners IV Management Group LLC	(Delaware)
Cuyahoga Capital Partners IV LP	(Delaware)
Cuyahoga Capital Emerging Buyout Partners Management Group LLC	(Delaware)
Cuyahoga Capital Emerging Buyout Partners LP	(Delaware)
PA Real Assets Carry Parent, LLC	(Delaware)
PA Real Assets Carry, LLC	(Delaware)
PA Emerging Manager Carry Parent, LLC	(Delaware)
PA Emerging Manager Carry, LLC	(Delaware)
RIC I GP, LLC	(Delaware)
Richmond Coinvestment Partners I, LP	(Delaware)
RIC I Carry Parent, LLC	(Delaware)
RIC I Carry, LLC	(Delaware)
PASF V GP, LLC	(Delaware)
Private Advisors Secondary Fund V, LP	(Delaware)
PASF V Carry Parent, LLC	(Delaware)
PASF V Carry, LLC	(Delaware)
PARAF GP, LLC	(Delaware)
Private Advisors Real Assets Fund, LP	(Delaware)
PARAF Carry Parent, LLC	(Delaware)
PARAF Carry, LLC	(Delaware)
PASCCIF GP, LLC	(Delaware)
Private Advisors Small Company Coinvestment Fund, LP	(Delaware)
Private Advisors Small Company Coinvestment Fund-ERISA, LP	(Delaware)
PASCCIF Carry Parent, LLC	(Delaware)
PASCCIF Carry, LLC	(Delaware)
PARAF II GP, LLC	(Delaware)
Private Advisors Real Assets Fund II, LP	(Delaware)
Private Advisors Hedged Equity Fund, Ltd.	(Cayman Islands)	(0%)
Private Advisors Hedged Equity Fund (QP), Ltd.	(Cayman Islands)	(0%)
Private Advisors Hedged Equity Master Fund, Ltd.	(Cayman Islands)	(owned by two funds above)
UVF GP, LLC	(Delaware)
Undiscovered Value Fund, LP	(Delaware)
Undiscovered Value Fund, Ltd.	(Cayman Islands)[8]
Undiscovered Value Master Fund SPC	(Cayman Islands)
NYLIM Flatiron CLO 2004-1 Ltd.	(Cayman Islands)[7]
NYLIM Flatiron CLO 2004-1 Equity Holdings LLC, Series A	(Delaware)
NYLIM Flatiron CLO 2006-1 Ltd.	(Cayman Islands)
NYLIM Flatiron CLO 2006-1 Equity Holdings LLC, Series A	(Delaware)
Flatiron CLO 2007-1 Ltd.	(Cayman Islands)
NYLIM Flatiron CLO 2007-1 Equity Holdings LLC, Series A	(Cayman Islands)
Flatiron CLO 2011-1 Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 2012-1 Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 2013-1-Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 2014-1-Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 2015-1 Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 17 Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 18 Ltd.	(Cayman Islands)	(NYL: 0%) (NYL Investors 100% Equity)
Flatiron CLO 18 Funding Ltd.	(Cayman Islands)	(NYL: 100%)
Stratford CDO 2001-1 Ltd.	(Cayman Islands)
Silverado CLO 2006-II Limited	(Cayman Islands)
Silverado 2006-II Equity Holdings LLC, Series A	(Cayman Islands)
NYLIFE LLC	(Delaware)
Eagle Strategies LLC	(Delaware)
New York Life Capital Corporation	(Delaware)
New York Life Trust Company	(New York)
NYL Executive Benefits LLC	(Delaware)
NYLIFE Securities LLC	(Delaware)
NYLINK Insurance Agency Incorporated	(Delaware)
NYLUK I Company	(United Kingdom)
NYLUK II Company	(United Kingdom)
Gresham Mortgage	(United Kingdom)
W Construction Company	(United Kingdom)
WUT	(United Kingdom)
WIM (AIM)	(United Kingdom)
Silver Spring, LLC	(Delaware)
Silver Spring Associates, L.P.	(Pennsylvania)
SCP 2005-C21-002 LLC	(Delaware)
SCP 2005-C21-003 LLC	(Delaware)
SCP 2005-C21-006 LLC	(Delaware)
SCP 2005-C21-007 LLC	(Delaware)
SCP 2005-C21-008 LLC	(Delaware)
SCP 2005-C21-009 LLC	(Delaware)
SCP 2005-C21-017 LLC	(Delaware)
SCP 2005-C21-018 LLC	(Delaware)
SCP 2005-C21-021 LLC	(Delaware)
SCP 2005-C21-025 LLC	(Delaware)
SCP 2005-C21-031 LLC	(Delaware)
SCP 2005-C21-036 LLC	(Delaware)
SCP 2005-C21-041 LLC	(Delaware)
SCP 2005-C21-043 LLC	(Delaware)
SCP 2005-C21-044 LLC	(Delaware)
SCP 2005-C21-048 LLC	(Delaware)
SCP 2005-C21-061 LLC	(Delaware)
SCP 2005-C21-063 LLC	(Delaware)
SCP 2005-C21-067 LLC	(Delaware)
SCP 2005-C21-069 LLC	(Delaware)
SCP 2005-C21-070 LLC	(Delaware)
NYMH-Ennis GP, LLC	(Delaware)
NYMH-Ennis, L.P.	(Texas)
NYMH-Freeport GP, LLC	(Delaware)
NYMH-Freeport, L.P.	(Texas)
NYMH-Houston GP, LLC	(Delaware)
NYMH-Houston, L.P.	(Texas)
NYMH-Plano GP, LLC	(Delaware)
NYMH-Plano, L.P.	(Texas)
NYMH-San Antonio GP, LLC	(Delaware)
NYMH-San Antonio, L.P.	(Texas)
NYMH-Stephenville GP, LLC	(Delaware)
NYMH-Stephenville, L.P.	(Texas)
NYMH-Taylor GP, LLC	(Delaware)
NYMH-Taylor, L.P.	(Texas)
NYMH-Attleboro MA, LLC	(Delaware)
NYMH-Farmingdale, NY LLC	(Delaware)
NYLMDC-King of Prussia GP, LLC	(Delaware)
NYLMDC-King of Prussia Realty, LP	(Delaware)
NYLife Real Estate Holdings LLC	(Delaware)
Huntsville NYL LLC	(Delaware)
CC Acquisitions, LP	(Delaware)
REEP-IND Cedar Farms TN LLC	(Delaware)
Cedar Farms JV LLC	(Delaware)	(90%)
REEP-IND Continental NC LLC	(Delaware)
LRC-Patriot, LLC	(Delaware)	(93%)
REEP-LRC Industrial LLC	(Delaware)
REEP-IND Forest Park NJ LLC	(Delaware)
FP Building 4 LLC	(Delaware)
FP Building 1-2-3 LLC	(Delaware)
FP Building 17, LLC	(Delaware)
FP Building 20, LLC	(Delaware)
FP Mantua Grove LLC	(Delaware)
FP Lot 1.01 LLC	(Delaware)
REEP-IND NJ LLC	(Delaware)
NJIND JV LLC	(Delaware)	(93%)
NJIND Hook Road LLC	(Delaware)
NJIND Bay Avenue LLC	(Delaware)
NJIND Corbin Street LLC	(Delaware)
REEP-MF Cumberland TN LLC	(Delaware)
Cumberland Apartments, LLC	(Tennessee)
REEP-MF Enclave TX LLC	(Delaware)
Enclave CAF LLC	(Delaware)
REEP-MF Marina Landing WA LLC	(Delaware)
REEP-SP Marina Landing LLC	(Delaware)	(98%)
REEP-MF Mira Loma II TX LLC	(Delaware)
Mira Loma II, LLC	(Delaware)	(50%)
REEP-MF Summitt Ridge CO LLC	(Delaware)
Summitt Ridge Apartments, LLC	(Delaware)
REEP-MF Woodridge IL LLC	(Delaware)
REEP-OF Centerpointe VA LLC	(Delaware)
Centerpointe (Fairfax) Holdings LLC	(Delaware)	(50%)
REEP-OFC 575 Lex NY LLC	(Delaware)
REEP-OFC 575 Lex NY GP LLC	(Delaware)
Maple REEP-OFC 575 Lex Holdings LP	(Delaware)	(50%)
Maple REEP-OFC 575 Lex Owner LLC	(Delaware)	(50%)
REEP-RTL SASI GA LLC	(Delaware)
REEP-RTL Bradford PA LLC	(Delaware)
REEP-OFC Royal Centre GA LLC	(Delaware)
Royal Centre, LLC	(Delaware)	(90%)
REEP-RTL CTC NY LLC	(Delaware)
REEP-OFC 5005 LBJ Freeway TX LLC	(Delaware)	(97%)
5005 LBJ Tower LLC	(Delaware)	(97%)
REEP-MF SPENCER NV LLC	(Delaware)
REEP-HZ SPENCER JV LLC	(Delaware)	(92.7%)
REEP-HZ SPENCER LLC	(Delaware)
REEP-OFC/RTL MARKET ROSS TX LLC	(Delaware)
MARKET ROSS TX JV LLC	(Delaware)
MARKET ROSS TX GARAGE OWNER LLC	(Delaware)
MARKET ROSS TX OFFICE OWNER LLC	(Delaware)
MARKET ROSS TX RETAIL OWNER LLC	(Delaware)
REEP-OFC Mallory TN LLC	(Delaware)
3665 Mallory JV LLC	(Delaware)	(90.9%)
REEP-OFC WATER RIDGE NC LLC	(Delaware)
REEP-OFC Viridian AZ LLC	(Delaware)
REEP-Hines Viridian JV LLC	(Delaware)	(73.0309%)
REEP-OFC 2300 Empire LLC	(Delaware)
REEP-MF Wynnewood PA LLC	(Delaware)
Wynnewood JV LLC	(Delaware)	(92.5%)
REEP-MU Fayetteville NC LLC (100%)	(Delaware)	(100%)
501 Fayetteville JV LLC (85%)	(Delaware)	(85%)
501 Fayetteville Owner LLC (100%)	(Delaware)	(100%)
REEP-MU SOUTH GRAHAM NC LLC	(Delaware)
401 SOUTH GRAHAM JV LLC	(Delaware)	(90%)
401 SOUTH GRAHAM OWNER LLC	(Delaware)
2015 DIL PORTFOLIO HOLDINGS LLC	(Delaware)	(NYLIC: 100%)
NJ 663 E. CRESCENT AVE LLC	(Delaware)
NJ 1881 ROUTE 46 LLC	(Delaware)
PA 180 KOST RD LLC	(Delaware)
2017 CT REO HOLDINGS LLC	(Delaware)	(NYLIC: 62.307692%; NYLIAC: 37.692308%)
CT 611 W. JOHNSON AVE LLC	(Delaware)
CT 550 RESEARCH PKWY LLC	(Delaware)
CT 160 CORPORATE COURT LLC	(Delaware)
Cortlandt Town Center LLC	(Delaware)
REEP-IND 10 WEST AZ LLC	(Delaware)
REEP-IND 4700 Nall TX LLC	(Delaware)
REEP-IND Aegean MA LLC	(Delaware)
REEP-IND Alpha TX LLC	(Delaware)
REEP-IND CDC NC LLC	(Delaware)
REEP-IND CHINO CA LLC	(Delaware)
REEP-IND FREEDOM MA LLC	(Delaware)
REEP-IND Fridley MN LLC	(Minnesota)
REEP-IND Green Oaks IL LLC	(Delaware)
REEP-IND Kent LLC	(Delaware)
REEP-IND LYMAN MA LLC	(Delaware)
REEP-IND RTG NC LLC	(Delaware)
REEP-IND Simonton TX LLC	(Delaware)
REEP-IND Valley View TX LLC	(Delaware)
REEP-IND Valwood TX LLC	(Delaware)
REEP-MF 960 East Paces Ferry GA LLC	(Delaware)
REEP-MF 960 EPF Opco GA LLC	(Delaware)
REEP-MF Issaquah WA LLC	(Delaware)
REEP-MF Mount Vernon GA LLC	(Delaware)
REEP-MF Mount Laurel NJ LLC	(Delaware)
REEP-MF Verde NC LLC	(Delaware)
REEP-MF Wallingford WA LLC	(Delaware)
REEP-OFC Bellevue WA LLC	(Delaware)
REEP-OFC WATER RIDGE NC HOLDCO LLC	(Delaware)
REEP-OFC ONE WATER RIDGE NC LLC	(Delaware)
REEP-OFC TWO WATER RIDGE NC LLC	(Delaware)
REEP-OFC FOUR WATER RIDGE NC LLC	(Delaware)
REEP-OFC FIVE WATER RIDGE NC LLC	(Delaware)
REEP-OFC SIX WATER RIDGE NC LLC	(Delaware)
REEP-OFC SEVEN WATER RIDGE NC LLC	(Delaware)
REEP-OFC EIGHT WATER RIDGE NC LLC	(Delaware)
REEP-OFC NINE WATER RIDGE NC LLC	(Delaware)
REEP-OFC TEN WATER RIDGE NC LLC	(Delaware)
REEP-OFC ELEVEN WATER RIDGE NC LLC	(Delaware)
REEP-MF FOUNTAIN PLACE MN LLC	(Delaware)
REEP-MF FOUNTAIN PLACE LLC	(Delaware)
REEP-OFC 2300 Empire CA LLC	(Delaware)
REEP-IND 10 WEST II AZ LLC	(Delaware)
REEP-RTL Flemington NJ LLC	(Delaware)
REEP-RTL Mill Creek NJ LLC	(Delaware)
NJIND Raritan Center LLC	(Delaware)
NJIND Talmadge Road LLC	(Delaware)
NJIND Melrich Road LLC	(Delaware)
FP Building 18, LLC	(Delaware)
FP Building 19, LLC	(Delaware)
PTC Acquisitions, LLC	(Delaware)
Martingale Road LLC	(Delaware)
New York Life Funding	(Cayman Islands)[8]
New York Life Global Funding	(Delaware)[8]
NYL Equipment Issuance Trust	(Delaware)[9]
NYL Equipment Issuance Trust 2014-2	(Delaware)[9]
Government Energy Savings Trust 2003-A (GEST)	(New York)[9]
UFI-NOR Federal Receivables Trust, Series 2009B	(New York)[9]
NYLARC Holding Company Inc.	(Arizona)[8]
New York Life Agents Reinsurance Company	(Arizona)[8]
JREP Fund Holdings I, L.P.	(Cayman Is.)	(12.5%)
Jaguar Real Estate Partners L.P.	(Cayman Is.)	(30.3%)
NYLIFE Office Holdings Member LLC	(Delaware)	(51%)
NYLIFE Office Holdings LLC	(Delaware)	(51%)
NYLIFE Office Holdings REIT LLC	(Delaware)
REEP-OFC DRAKES LANDING CA LLC	(Delaware)
REEP-OFC CORPORATE POINTE CA LLC	(Delaware)
REEP-OFC VON KARMAN CA LLC	(Delaware)
REEP-OFC ONE BOWDOIN SQUARE MA LLC	(Delaware)
REEP-OFC 525 N Tryon NC LLC	(Delaware)
525 Charlotte Office LLC	(Delaware)	(100%)
NYLIFE Office Holdings Acquisitions REIT LLC	(Delaware)
REEP OFC Westory DC LLC	(Delaware)

(+)

By including the indicated corporations in this list, New York Life is not stating or admitting that said corporations are under its actual control; rather, these corporations are listed here to ensure full compliance with the requirements of this Form N-6.

(*)

Registered investment company as to which New York Life and/or its subsidiaries perform one or more of the following services: investment management, administrative, distribution, transfer agency and underwriting services. It is not a subsidiary of New York Life and is included for informational purposes only.

(†)

New York Life Investment Management LLC serves as investment adviser to this entity, the shares of which are held of record by separate accounts of NYLIAC. New York Life disclaims any beneficial ownership and control of this entity. New York Life and NYLIAC as depositors of said separate accounts have agreed to vote their shares as to matters covered in the proxy statement in accordance with voting instructions received from holders of variable annuity and variable life insurance policies at the shareholders meeting of this entity. It is not a subsidiary of New York Life, but is included here for informational purposes only.

1	NYL Cayman Holdings Ltd. owns 15.62%.
2	NYL Worldwide Capital Investment LLC owns 0.002%.
3	NYLIC owns 13.24%, NYLIAC owns 0.00%, and MacKay owns .37% for a total ownership of 14.59%.
4	NYLCAP Manager LLC owns 24.66% of the voting management shares. NYLCAP India Funding LLC owns 36% of non-voting carry shares.
5	NYLCAP Manager LLC owns 24.66% of the voting management shares. NYLCAP India Funding III LLC owns 31.36% of non-voting carry shares.
6	Registered Managed Investment Scheme of which Ausbil Investment Management Limited is the sole Responsible Party.
7	Control of each CLO/CDO and other entities is pursuant to an investment management contract with NYLIM or affiliate, not through ownership of voting interests unless, otherwise, ownership noted.
8	Control is through a reliance relationship between NYLIC and this entity, not ownership of voting interests.
9	Control is through financial interest, not ownership of voting interests.

ITEM 29. INDEMNIFICATION

Article IX of the Amended and Restated By-Laws of New York Life Insurance and Annuity Corporation (“NYLIAC”) provides that NYLIAC shall indemnify and hold harmless (including the provision of a defense) certain persons to the fullest extent permitted by the Delaware General Corporation Law against all expenses, costs, judgments, penalties, fines, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amount paid in settlement) that any such person reasonably incurs or suffers if he/she is made party (or threatened to be made party) or is otherwise involved in a claim, action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he/she is (or was) a Director or officer of NYLIAC or was serving at NYLIAC’s request as a Director, officer, or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan. Such persons also have the right to have NYLIAC pay the reasonable expenses (including reasonable attorneys’ fees) incurred in the defense of any proceedings in advance of their final disposition, subject to certain conditions. NYLIAC may also, to the extent authorized by its Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of NYLIAC.

Please refer to Article IX of the Amended and Restated By-Laws of NYLIAC (Exhibit No. (f)(2)(b) hereto) for the full text of the indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30. PRINCIPAL UNDERWRITERS

(a) Other Activity. Investment companies (other than the Registrant) for which NYLIFE Distributors LLC is currently acting as underwriter:

NYLIAC Variable Universal Life Separate Account-I

NYLIAC MFA Separate Account-I

NYLIAC MFA Separate Account-II

NYLIAC Variable Annuity Separate Account-I

NYLIAC Variable Annuity Separate Account-II

NYLIAC Variable Annuity Separate Account-III

NYLIAC Variable Annuity Separate Account-IV

NYLIAC VLI Separate Account

The MainStay Funds

MainStay Funds Trust

MainStay VP Funds Trust

(b) Management.

The principal business address of each director and officer of NYLIFE Distributors LLC is 30 Hudson Street, Jersey City, NJ 07302.

Names of Directors and Officers	Positions and Offices with Underwriter
McLean, John	Chairman and Chief Executive Officer
Gardner, Robert M.	Manager
Harte, Francis M.	Manager, Senior Vice President
Lehneis, Kirk C.	Manager, Senior Managing Director
Akkerman, John	Senior Managing Director, MacKay Shields Institutional Sales
Berlin, Scott L.	Senior Vice President, Institutional Life
Cristallo, James J.	Senior Vice President, Retail Life
Hung, Yie-Hsin	Senior Vice President, New York Life Investment Management
Huang, Dylan W.	Senior Vice President, Retail Annuities
McInerney, Barbara J.	Senior Vice President, Compliance
Virendra, Sonali	Senior Vice President
Barrack, Robert M.	Managing Director, GoldPoint Partners Institutional Sales
Stringer, Christopher R.	Managing Director, Private Advisors Institutional Sales
Sullivan, Howard A.	Managing Director, Credit Value Partners Institutional Sales
Zimmerman, Jonathan H.	Managing Director, IndexIQ Institutional Sales
Bain, Karen A.	Vice President – Tax
Gomez, Mark A.	Vice President and General Counsel
Rhodehouse, Kevin G.	Vice President & Chief Compliance Officer
Wickwire, Brian D.	Vice President, Controller & Chief Operating Officer
Essig, Daniel	Corporate Vice President, US Life & Agency Product Consulting
Herrera, Rafaela M.	Corporate Vice President, Compliance & Sales Material Review
Howard, Linda M.	Corporate Vice President, Compliance, Anti-Money Laundering Officer & Office of Foreign Assets Control Officer
Hansen, Marta	Director, Chief Financial Officer, Principal Operations Officer & Treasurer
Meade, Colleen A.	Secretary
Sharrier, Elizabeth A.	Assistant Secretary

(c) Compensation from the Registrant.

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Events Occasioning the Deduction of a Deferred Sales Load	Brokerage Commissions	Other Compensation
NYLIFE Distributors LLC	-0-	-0-	-0-	-0-

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS.

All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by New York Life Insurance Company at its home office, 51 Madison Avenue, New York, NY 10010; New York Life Investment Management LLC, State Street Bank, 801 Pennsylvania Avenue, Kansas City, MO 64105; and New York Life Insurance Company, Fry Wagner Storage Facility, 15850 Santa Fe Trail Drive, Lenexa, KS 66219.

ITEM 32. MANAGEMENT SERVICES.

Not applicable.

ITEM 33. FEE REPRESENTATION.

[New York Life Insurance and Annuity Corporation (“NYLIAC”), the sponsoring insurance company of NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I, hereby represents that the fees and charges deducted under the NYLIAC CorpExec Series Variable Universal Life Insurance Policies in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by NYLIAC.]

SIGNATURES

Pursuant to the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City and State of New York on this 24th day of July, 2019.

NYLIAC CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE SEPARATE ACCOUNT-I (Registrant)

By:	/s/ Janis C. Rubin
Janis C. Rubin
Vice President

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION (Depositor)

By:	/s/ Janis C. Rubin
Janis C. Rubin
Vice President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Christopher T. Ashe*	Director
David G. Bedard*	Director
Elizabeth K. Brill*	Director
Alexander I. M. Cook*	Director
Robert M. Gardner*	Director & Controller (Principal Accounting Officer)
Matthew M. Grove*	Director
Francis M. Harte*	Director
Thomas A. Hendry*	Director
Dylan W. Huang*	Director
Mark J. Madgett*	Director
Theodore A. Mathas*	Chairman of the Board, President & Chief Executive Officer
Amy Miller*	Director
Arthur H. Seter*	Director
Joel M. Steinberg*	Director
Matthew D. Wion*	Director

By:	/s/ Janis C. Rubin
Janis C. Rubin Attorney-in-Fact July 24, 2019

*	Pursuant to Powers of Attorney filed herewith.

EXHIBIT INDEX

Exhibit Number	Description

(d)(1)	Form of Policy (No. ICC 19-319-43) for Corporate Sponsored Variable Universal Life Insurance

(e)(1)	Form of Application (No. ICC 19-319-650) for Guaranteed Issue Application for Executive Benefits Individual Life Insurance

(j)(1)	Powers of Attorney